     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                  SALTON, INC.
            (Exact name of registration as specified in its charter)

                   DELAWARE                                      36-3777824
       (State or other jurisdiction of            (I.R.S. Employer identification number)
        incorporation or organization)

                           550 BUSINESS CENTER DRIVE
                         MOUNT PROSPECT, ILLINOIS 60056
                                 (847) 803-4600
  (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 WILLIAM B. RUE
                     PRESIDENT AND CHIEF OPERATING OFFICER
                           550 BUSINESS CENTER DRIVE
                         MOUNT PROSPECT, ILLINOIS 60056
                                 (847) 803-4600
 (name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

            NEAL AIZENSTEIN, ESQ.                         EMANUEL S. CHERNEY, ESQ.
        SONNENSCHEIN NATH & ROSENTHAL           KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
               8000 SEARS TOWER                               425 PARK AVENUE
           CHICAGO, ILLINOIS 60606                        NEW YORK, NEW YORK 10022
                (312) 876-8938                                 (212) 836-7061

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act, registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF SHARES TO BE                 AMOUNT TO BE     AGGREGATE PRICE PER AGGREGATE OFFERING       AMOUNT OF
REGISTERED                           REGISTERED(1)          SHARE(2)            PRICE(2)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value....   3,358,000 shares         $47.688          $160,136,304           $44,518
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock that may be purchased by the underwriters pursuant to an over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 (based on the average high and low sales prices on June 22, 1999).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION           , 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
             , 1999

                                 [SALTON LOGO]

                        2,920,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

SALTON, INC.

- We are a leading domestic designer, marketer and distributor of a broad range of branded, high quality small appliances, tabletop products and personal care/time products.
- Our portfolio of well-recognized owned and licensed brand names includes Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R) and Ingraham(R).

- Salton, Inc.
  550 Business Center Drive
  Mount Prospect, Illinois 60056
  (847) 803-4600
  www.saltoninc.com

- NYSE SYMBOL: SFP
THE OFFERING:

- Salton is offering 2,005,000 of the shares and existing stockholders are offering 915,000 of the shares.

- The underwriters have an option to purchase an additional 438,000 shares from Salton and existing stockholders to cover over-allotments.

- There is an existing trading market for these shares. The last reported sales price on June 23, 1999 was $49.875 per share.

- Salton plans to use the proceeds we will receive from this offering to repay debt and for general corporate purposes. Salton will not receive any proceeds from the shares sold by the selling stockholders.

- Closing:                  , 1999

-----------------------------------------------------------------------------------
                                                    Per Share             Total
-----------------------------------------------------------------------------------
Public offering price:                               $                 $
Underwriting fees:
Proceeds to Salton:
Proceeds to selling stockholders:
-----------------------------------------------------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
DONALDSON, LUFKIN & JENRETTE
                            PAINEWEBBER INCORPORATED
                                                                  DLJDIRECT INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                             [LIST OF BRAND NAMES]

                             [PICTURES OF PRODUCTS]

                             [PICTURES OF PRODUCTS]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     6
Use of Proceeds.......................    13
Price Range of Common Stock and
  Dividend Policy.....................    14
Capitalization........................    15
Selected Historical Financial and
  Other Data..........................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18

                                        PAGE
                                        ----
Business..............................    27
Management............................    40
Principal and Selling Stockholders....    43
United States Federal Income Tax
  Considerations to Non-U.S.
  Holders.............................    45
Underwriting..........................    47
Legal Matters.........................    48
Experts...............................    48
Where You Can Find More Information...    49
Incorporation by Reference............    49
Index to Financial Statements.........   F-1

     We changed our name to "Salton, Inc." from "Salton/Maxim Housewares, Inc." in January 1999. As used in this prospectus, "we," "our," "us" and "Salton" refer to Salton and our subsidiaries, unless the context otherwise requires.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus. The information contained in this prospectus assumes that the underwriters do not exercise the over-allotment option. Unless expressly stated, the information set forth in this prospectus does not give effect to a proposed three-for-two stock split to be effected on July 30, 1999.

                                  SALTON, INC.
OVERVIEW

     We are a leading domestic designer, marketer and distributor of a broad range of branded, high quality small appliances, tabletop products and personal care/time products. We act as a marketing service provider by managing our brands and product lines in a manner that allows our retail customers to differentiate themselves to consumers. We have the leading domestic market share in toasters, juice extractors, indoor grills, bread bakers, griddles, waffle makers and buffet ranges/hotplates and a significant market share in other product categories. We believe that our strong market share results from our well-known brand names, the breadth, quality and innovation of our product offerings and our strong relationships with retailers and suppliers. We outsource most of our production to independent manufacturers, primarily in the Far East.

     Our portfolio of well-recognized owned and licensed brand names includes Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R) and Ingraham(R). We are also a leading designer and distributor of small appliances in the U.S. under such well-known names as Kenmore(R) and Magic Chef(R).

     We predominantly sell our products to mass merchandisers, department stores, specialty stores and mail order catalogs. We also sell certain of our products directly to consumers through paid half-hour television programs referred to as "infomercials" and through our Internet website, www.salton-maxim.com. Our customers include many premier domestic retailers, including Kmart, Dayton Hudson (including Target), Sears, Wal-Mart, Federated Department Stores, May Company Department Stores, QVC, Bed Bath & Beyond, Saks Inc. and Costco. We market and sell our products primarily in the U.S. through our own sales force and a network of independent commissioned sales representatives.

     Our net sales and income from operations grew from fiscal 1995 to fiscal 1998 at compound annual growth rates of approximately 58.3% and 99.7%, respectively, driven primarily by strong internal growth in our product lines and strategic acquisitions. Our operating income margins grew from 4.8% in fiscal 1995 to 9.7% in fiscal 1998. We believe that the following competitive strengths have contributed to our growth and high operating margins:

     - We market diversified product lines through multiple channels of distribution;

     - We have long-standing relationships with a diversified base of suppliers located primarily in the Far East, which provide us with competitive manufacturing costs, strong new product introduction capabilities and flexibility to respond to changes in consumer preferences;

     - We have strong customer relationships, which enable us to obtain broad product placement for new and existing products;

     - We have strong brand management capabilities, which allow us to identify new product trends and expand product lines; and

     - Our senior management team has an average of over 20 years of industry experience.

     Our common stock is traded on the New York Stock Exchange under the symbol "SFP." On June 23, 1999, the last reported sale price of our common stock was $49 7/8 per share, giving us an equity market capitalization of approximately $456.6 million based on 9,154,603 shares of our common stock issued and outstanding, including 2,352,941 shares of our common stock issuable upon conversion of our convertible preferred stock.

OUR GROWTH STRATEGY

     Our primary business objective is to increase sales and profits by acting as a marketing service provider to our customers. We believe we can accomplish this through active brand and product management. The key elements of our growth strategy include:

          Introduce New Products and Product Line Extensions. We plan to manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Our product designers strive to develop new products and product line extensions which offer added value to consumers through enhanced functionality and improved aesthetics. During fiscal 1999, we have introduced 101 new stock keeping units, or SKUs, in the small appliance category, 709 new SKUs in the tabletop products category and 98 new SKUs in the personal care/time products category.

          Increase Sales to New and Existing Customers. We believe that retail merchants will continue to consolidate their vendor bases and focus on a smaller number of suppliers that can (1) provide a broad array of differentiated, quality products, (2) efficiently and consistently fulfill logistical requirements and volume demands and (3) provide comprehensive product and marketing support. We believe that we can increase sales to our existing customers by continuing to introduce new products and new product categories. While we currently sell to a diversified base of premier retail customers, we believe that we can penetrate additional channels of distribution. For example, we recently expanded our product offerings to specialty retailing, mail order catalog, home center and drug store channels.

          Pursue Licensing Agreements and Strategic Alliances. We have entered into licensing agreements and strategic alliances in order to further differentiate our products and to accelerate our growth. For example, we supply products to Kmart, Sears and Wal-Mart, which they sell under the White-Westinghouse(R), Kenmore(R) and Magic Chef(R) brand names, respectively. In addition, we recently obtained licensing rights to market certain products under the Marilyn Monroe(R), LooneyTunes(R) and Melitta(R) brands.

          Continue Developing Alternative Distribution Channels. We expect to continue selling our products through infomercials and our Internet website. These alternative distribution channels increase our product sales and provide us with direct contact with consumers, assist us in creating and building brand and product awareness and stimulate traditional retail channel demand. We currently use these alternative channels to sell certain of our products, primarily George Foreman Grills(R), Juiceman(R) and JuiceLady(R) fresh juice machines and the Rejuvenique(R) facial toning system.

          Enhance Growth and Profitability Through Strategic Acquisitions. We anticipate that the fragmented small household appliance industry will provide significant growth opportunities through strategic acquisitions. We will focus our acquisition strategy on businesses or brands which (1) offer expansion into related or existing categories, (2) can be marketed through our existing distribution channels or (3) provide a platform for growth into new distribution channels. In January 1999, we acquired Toastmaster Inc., which has well-recognized brands in the U.S. and had 1998 sales of approximately $146.1 million. In April 1999, we acquired certain assets of Sasaki, Inc., a recognized designer of high-quality tabletop products.

          Expand International Presence. We intend to expand international sales of certain of our products. For example, in March 1999, we entered into a five-year supply agreement with Zellers, the leading national chain of discount department stores in Canada, to supply a broad range of small appliances under the White-Westinghouse(R) brand name.

                                  THE OFFERING

Common stock offered by:

  Salton, Inc................  2,005,000 shares

  Selling stockholders.......    915,000 shares

          Total..............  2,920,000 shares

Common stock to be
outstanding   after the
  offering...................  9,263,453 shares. This does not include 1,896,150 shares of our common stock issuable upon conversion of our convertible preferred stock which will be outstanding following this offering, or 764,730 shares issuable upon exercise of outstanding options under our various equity plans.

Use of proceeds..............  We intend to use the estimated net proceeds of approximately $94.4 million, based on an offering price of $49 7/8 per share and after deducting the estimated underwriters' discounts and commissions and offering expenses, that we will receive from this offering to repay a portion of amounts outstanding under our credit agreement and for general corporate purposes. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

NYSE symbol..................  SFP

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables present our summary financial data. The summary historical statement of income data for the fiscal years ended June 29, 1996, June 28, 1997 and June 27, 1998 is from our audited consolidated financial statements and related notes, which appear elsewhere in this prospectus. The summary historical statement of income data for the thirty-nine weeks ended March 27, 1999 and March 28, 1998 is from our unaudited interim financial statements and, in our opinion, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation. Operating results for the thirty-nine weeks ended March 27, 1999 include the operating results of Toastmaster from its acquisition date of January 7, 1999 and do not necessarily show what the results for a full year will be.

     You should read the following information together with our historical and consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     We have presented our summary balance sheet data as of March 27, 1999, as adjusted, as if our offering of 2,005,000 shares of our common stock and the application of the net proceeds had occurred on March 27, 1999 at an assumed public offering price of $49 7/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                            FISCAL YEAR ENDED                          THIRTY-NINE WEEKS ENDED
                              ----------------------------------------------   ---------------------------------------
                              JUNE 29,   JUNE 28,   JUNE 27,   JUNE 27, 1998   MARCH 28,   MARCH 27,   MARCH 27, 1999
                                1996       1997       1998     PRO FORMA(1)      1998        1999       PRO FORMA(1)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS:
  Net sales.................  $99,202    $182,806   $305,599     $465,201      $236,025    $371,412       $462,436
  Gross profit..............   26,423      53,407    113,896      144,923        85,985     142,517        154,010
  Selling, general, and
    administrative
    expenses................   21,343      42,944     84,216      106,596        62,961      90,832        104,356
                              -------    --------   --------     --------      --------    ---------      --------
  Operating income..........    5,080      10,463     29,680       38,327        23,024      51,685         49,654
  Interest expense, net.....   (3,934)     (4,063)    (5,333)     (15,579)       (4,244)     (9,899)       (12,469)
  Cost associated with
    refinancing.............       --          --     (1,133)      (1,133)           --          --             --
  Other expense.............       --          --         --         (785)           --          --             --
  Realized gain on sale of
    marketable securities...       --          --      8,972        8,972           724          --             --
                              -------    --------   --------     --------      --------    ---------      --------
  Income before income
    taxes...................    1,146       6,400     32,186       29,802        19,504      41,786         37,185
  Income tax expense
    (benefit)...............   (3,450)      2,001     12,205       11,418         7,154      14,131         14,357
                              -------    --------   --------     --------      --------    ---------      --------
  Net income................  $ 4,596    $  4,399   $ 19,981     $ 18,384      $ 12,350    $ 27,655       $ 22,828
                              =======    ========   ========     ========      ========    =========      ========
  Basic earnings per common
    share(2)................  $  0.71    $   0.34   $   1.53     $   2.05      $   0.95    $   3.78       $   2.52
                              =======    ========   ========     ========      ========    =========      ========
  Diluted earnings per
    common share(2).........  $  0.69    $   0.34   $   1.48     $   1.66      $   0.92    $   2.79       $   2.00
                              =======    ========   ========     ========      ========    =========      ========
  Weighted average shares
    outstanding(2)..........    6,509      12,840     13,062        8,989        13,056       7,321          9,041
  Diluted weighted average
    shares outstanding(2)...    6,628      13,082     13,506       11,106        13,492       9,911         11,441
OTHER DATA:
  Cash flows provided by
    (used in):
    Operating activities....  $.(3,571)  $ (8,966)  $(25,102)         N/A      $(18,292)   $ 18,778            N/A
    Investing activities....   (4,280)     (6,348)    14,507          N/A        (2,435)   (109,428)           N/A
    Financing activities....    7,849      17,922      8,643          N/A        18,887     109,805            N/A
  EBITDA(3).................    7,276      13,599     33,981     $ 47,175        25,914      56,235       $ 56,583
  EBITDA margin(3)..........      7.3%        7.4%      11.1%        10.1%         11.0%       15.1%          12.2%
  Capital expenditures......  $ 4,280    $  4,608   $  4,565     $  8,094      $  3,823    $  1,436       $  2,004

                                                               AS OF MARCH 27, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
BALANCE SHEET DATA (AT PERIOD END):
  Cash......................................................  $ 19,823    $ 35,245
  Working capital...........................................   153,245     202,537
  Total assets..............................................   315,775     331,197
  Total debt................................................   216,814     139,814
  Stockholders' equity......................................    42,666     136,458

---------------

(1) In July 1998, we issued $40.0 million of our convertible preferred stock to affiliates of Centre Partners Management LLC, and we repurchased 6,535,072 shares of our common stock owned by Windmere-Durable Holdings, Inc. for $12 per share plus a $15.0 million junior subordinated note. In December 1998, we issued $125.0 million of 10 3/4% senior subordinated notes, primarily to repay certain indebtedness. In January 1999, we acquired Toastmaster for aggregate consideration of approximately $53.2 million. We also repaid approximately $57.8 million of Toastmaster's outstanding indebtedness in connection with the acquisition. The unaudited pro forma statement of income data set forth above gives effect to these transactions and our application of the net proceeds from the sale of 2,005,000 shares of common stock in this offering, at an assumed public offering price of $49 7/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if they had occurred on June 29, 1997.

(2) After giving effect to the three-for-two stock split of Salton's common stock to be effected on July 30, 1999, the share data would be as follows:

                                             FISCAL YEAR ENDED                          THIRTY-NINE WEEKS ENDED
                               ----------------------------------------------   ---------------------------------------
                               JUNE 29,   JUNE 28,   JUNE 27,   JUNE 27, 1998   MARCH 28,   MARCH 27,   MARCH 27, 1999
                                 1996       1997       1998       PRO FORMA       1998        1999         PRO FORMA
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Basic earnings per common
    share....................   $0.47      $ 0.23     $ 1.02       $ 1.36        $ 0.63      $ 2.52         $ 1.68
                                =====      ======     ======       ======        ======      ======         ======
  Diluted earnings per common
    share....................   $0.46      $ 0.22     $ 0.99       $ 1.10        $ 0.61      $ 1.86         $ 1.33
                                =====      ======     ======       ======        ======      ======         ======
  Weighted average shares
    outstanding..............   9,763      19,260     19,593       13,484        19,584      10,982         13,562
  Diluted weighted average
    shares outstanding.......   9,942      19,623     20,259       16,659        20,238      14,867         17,162

(3) You should consider the following when reading the summary historical statements of income data:

    - EBITDA represents operating income plus depreciation and amortization.

    - EBITDA margin represents EBITDA as a percentage of net sales.

     We have included EBITDA because we believe that investors find it to be a useful tool for measuring a company's ability to generate cash. EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. In addition, you should not consider EBITDA as a substitute for net income or net loss, as an indicator of our operating performance or cash flow or as a measure of liquidity.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all other information included or incorporated by reference in this prospectus, before you decide whether to purchase shares of our common stock.

IF WE ARE UNABLE TO INTEGRATE TOASTMASTER EFFECTIVELY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     We cannot assure you that we will successfully integrate Toastmaster with our business operations. We must integrate the administrative, finance, purchasing, product development and sales and marketing activities of Salton and Toastmaster in order to realize the full benefits from our acquisition of Toastmaster. The integration also requires the implementation of appropriate operational, financial and management systems and controls. We may encounter difficulties in expanding our financial controls and reporting systems to meet our future needs. If we fail to successfully integrate the operations of Salton and Toastmaster, or if anticipated revenue enhancements and cost savings are not realized, our business, results of operations and financial condition would be materially adversely affected.

WE DEPEND ON OUR MAJOR CUSTOMERS.

     Our success depends on our sales to our significant customers. Our total net sales to our five largest customers during the thirty-nine weeks ended March 27, 1999 were approximately 55% of net sales, with our largest customer, Kmart, representing approximately 18% of our net sales. Our total net sales to our five largest customers during fiscal 1998 were approximately 47% of net sales, with our largest customer, Kmart, representing approximately 19% of our net sales. Except for our supply agreements with Kmart and Zellers, we do not have long-term agreements with our major customers, and purchases are generally made through the use of individual purchase orders. A significant reduction in purchases by any of these major customers or a general economic downturn in retail sales could have a material adverse effect on our business, financial condition and results of operations.

THE TERMINATION OF OUR SUPPLY AGREEMENT WITH KMART COULD ADVERSELY AFFECT OUR BUSINESS.

     In January 1997, we entered into a seven-year supply agreement with Kmart. Under this agreement, Kmart is the exclusive discount department store in the United States to market and sell a broad range of small appliances under the White-Westinghouse(R) brand name.

     The initial term of our agreement with Kmart expires on June 30, 2004. However, Kmart may terminate the agreement without cause after June 30, 2002, or if the supply agreement between Kmart and Windmere relating to consumer electronic products sold under the White-Westinghouse(R) name is terminated. Kmart may also terminate our agreement on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of its supply agreement with Windmere or us. The trademark litigation described in the next risk factor existed prior to the execution of our supply agreement with Kmart. However, if Kmart were to view such litigation as a claim which it reasonably believes would impair its ability to receive the benefits of its agreement with Windmere or us, it could terminate our supply agreement.

     During the thirty-nine weeks ended March 27, 1999, Kmart purchased approximately $53.4 million of our products, which accounted for approximately 14% of our net sales. During fiscal 1998, Kmart purchased approximately $58.9 million of our products, which accounted for approximately 19% of our net sales. The termination or any significant modification of our supply agreement with Kmart could have a material adverse effect on our business, financial condition and results of operations.

AN ADVERSE DECISION IN LITIGATION AND ARBITRATION PROCEEDINGS COULD ADVERSELY AFFECT OUR BUSINESS.

     We are a party to trademark litigation involving the White-Westinghouse(R) name and an arbitration proceeding involving our Juiceman(R) product line. An adverse decision in either of these proceedings could have a material adverse effect on our business, financial condition and results of operations.

     In November 1996, White Consolidated filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates White Consolidated's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold White Consolidated its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming White Consolidated, Windmere, Salton and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. A trial date of June 28, 1999 has been set by the court. CBS seeks an injunction prohibiting us, Windmere and White Consolidated from using the White-Westinghouse(R) name on products not specifically enumerated in the sale documents between CBS's predecessor and White Consolidated, and unspecified damages and attorneys' fees. An adverse decision in this trademark litigation could prohibit or restrict the further use of the White-Westinghouse(R) name by us and/or Windmere and therefore could result in the possible termination or significant modification of our supply agreement with Kmart and our supply agreement with Zellers.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of our management and other resources. White Consolidated is currently defending us in this action. We cannot assure you that White Consolidated will prevail in its lawsuit, or that White Consolidated, Salton and the other co-defendants will prevail in the defense of CBS's lawsuit. In the event that a favorable outcome for us is not obtained, we intend to vigorously pursue our right to indemnification under indemnification provisions in our license agreements with White Consolidated relating to the White-Westinghouse(R) brand name. We cannot assure you that White Consolidated will agree on the scope of the indemnity, or that any such indemnity payment which may become due to us will be paid fully or in a timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office in opposition to White Consolidated's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the trademark litigation in the Pennsylvania court. Even if the trademark litigation is resolved in our favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon our business, financial condition and results of operations.

     In April 1999, Jay Kordich filed a notice of arbitration asserting a breach of contract claim against us due to our alleged failure to pay royalties to Mr. Kordich for the sale of certain juice extractors and related health products. Mr. Kordich also asserted various other causes of action for an accounting, breach of covenant of good faith and fair dealing, trademark infringement, unfair competition, permanent injunction, fraud, negligent misrepresentation, age discrimination, Lanham Act violations, breach of fiduciary duty and rescission of contract, and Mr. Kordich is seeking compensatory and punitive damages of $15 million. An arbitration hearing has been scheduled for September 17, 1999. Although we believe that Mr. Kordich's claims are without merit, an adverse decision in the arbitration proceeding could prohibit or restrict our further use of the Juiceman(R) name.

A SIGNIFICANT DECLINE IN SALES OF OUR GEORGE FOREMAN GRILLS(R), JUICEMAN(R) OR
BREADMAN(R) PRODUCT LINES   COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our George Foreman Grills(R), Juiceman(R) and Breadman(R) product lines, which include approximately 172 SKUs in the aggregate, have been important to Salton's growth to date. Our total net sales of these product lines were approximately 57% of our total net sales during the thirty-nine weeks ended March 27, 1999 and approximately 62% of our total net sales in fiscal 1998. As a result, a significant decline in the sales of any of these product lines would have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON THE DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS.

     We believe that our future success will depend in part upon our ability to continue to introduce innovative designs in our existing products and to develop, manufacture and market new products. We may not successfully introduce, market and manufacture any new products or product innovations or develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. If we fail to develop products and introduce them successfully and in a timely manner, our business, financial condition and results of operations could be materially adversely affected.

OUR DEPENDENCE ON FOREIGN SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend upon unaffiliated foreign companies for the manufacture of most of our products. During the thirty-nine weeks ended March 27, 1999, one manufacturer located in China accounted for approximately 53% of our product purchases. During fiscal 1998, three manufacturers located in China accounted for approximately 13%, 12% and 10%, respectively, of our product purchases. We believe that the loss of any one or more of our suppliers would not have a long term material adverse effect on our business, financial condition and results of operations, because other manufacturers with whom we do business would be able to increase production to fulfill our requirements. However, the loss of certain of our suppliers could, in the short term, adversely affect our business until alternative supply arrangements were secured.

     Our arrangements with our manufacturers are subject to the risks of doing business abroad, including:

     - import duties;

     - trade restrictions;

     - production delays due to unavailability of parts or components;

     - increase in transportation costs and transportation delays;

     - work stoppages;

     - foreign currency fluctuations; and

     - political instability.

These risks could adversely affect our business, financial condition and results of operations.

     China currently enjoys most-favored-nation ("MFN") trading status granted by the United States, pursuant to which the United States imposes the lowest applicable tariffs on Chinese exports to the United States. The United States annually reconsiders the renewal of MFN trading status for China. We cannot assure you that China's MFN trading status will be renewed in the future. If MFN status for goods produced in China were removed, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured for us, which could have a material adverse impact on our business, financial condition and results of operations.

COMPETITION COULD ADVERSELY IMPACT OUR PERFORMANCE.

     The markets for our products are highly competitive. We believe that competition is based upon several factors, including:

     - price;

     - access to retail shelf space;

     - product features and enhancements;

     - brand names;

     - new product introductions; and

     - marketing support and distribution approaches.

     We compete with established companies, a number of which have substantially greater facilities, personnel, financial and other resources than we have. Significant new competitors or increased competition from existing competitors may adversely affect our business, financial condition and results of operations.

OUR PERFORMANCE CAN FLUCTUATE WITH THE FINANCIAL CONDITION OF THE RETAIL
INDUSTRY.

     We sell our products to consumers through major retail channels, primarily mass merchandisers, department stores, specialty stores and mail order catalogs. As a result, our business and financial results can fluctuate with the financial condition of our retail customers and the retail industry. Certain of our retail customers, such as Service Merchandise and Caldor, have filed for bankruptcy protection in recent years. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by, or other adverse change in the financial condition of, a significant customer could have a material adverse effect on our business, financial condition and results of operations.

POTENTIAL FUTURE ACQUISITIONS AND ACQUISITION FINANCING COULD ADVERSELY AFFECT
OUR BUSINESS AND FINANCIAL   CONDITION.

     We continue to seek opportunities to acquire businesses and product lines that fit within our acquisition strategy. We may not successfully identify acceptable acquisition candidates or integrate any acquired operations. Any future acquisitions may materially and adversely affect our business, financial condition and results of operations. Opportunities for growth through acquisitions, future operating results and the success of acquisitions may be subject to the effects of, and changes in, United States and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, and the effect of taxes and operating conditions.

     Our acquisitions of additional businesses and product lines may require additional capital and the consent of our lenders and may have a significant impact on our financial position and results of operations. We may finance acquisitions with internally generated funds, bank borrowings, public offerings or private placements of debt or equity securities, or through a combination of these sources. This may have the effect of increasing our debt and reducing our cash available for other purposes. In addition, if we issue shares of common stock in connection with future acquisitions, you may experience dilution to the net tangible book value of your stock.

     Acquisitions may also require substantial attention from, and place substantial additional demands upon, our senior management. This may divert their attention away from our existing businesses, making it more difficult to manage effectively. In addition, unanticipated events or liabilities relating to these acquisitions or the failure to retain key personnel could have a material adverse effect on our business, results of operations and financial condition.

OUR INDEBTEDNESS MAY RESTRICT OUR ABILITY TO PURSUE OUR GROWTH STRATEGY.

     As of March 27, 1999, after giving pro forma effect to this offering, we would have had total consolidated indebtedness of approximately $139.8 million and total stockholders' equity of $136.5 million. We may incur additional indebtedness in the future, including through additional borrowings under our credit agreement, subject to the satisfaction of certain financial tests.

     The degree to which we are leveraged could:

     - make it more difficult for us to satisfy our obligations;

     - make us more vulnerable to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - place us at a competitive disadvantage with less leveraged competitors.

     The terms of our credit agreement and senior subordinated notes impose significant restrictions on our ability to, among other things, borrow and make investments, acquire other businesses, make capital expenditures and pay dividends. In addition, our credit agreement requires us to satisfy specified financial covenants. Our ability to comply with these provisions depends, in part, on factors over which we may have no control. These restrictions could adversely affect our ability to pursue our growth strategy. If we breach any of our financial covenants or fail to make scheduled payments, our creditors could declare all amounts owed to them to be immediately due and payable. We may not have available funds sufficient to repay the amounts declared due and payable, and we may have to sell assets to repay those amounts. Our credit agreement is secured by substantially all of our assets. If we cannot repay all amounts that we have borrowed under our credit agreement, our lenders could proceed against our assets.

OUR MANUFACTURING FACILITIES EXPOSE US TO THE RISKS OF POTENTIAL RAW MATERIAL SHORTAGES AND
  ENVIRONMENTAL LIABILITIES.

     We manufacture our Toastmaster(R) toasters, countertop ovens and electric heating elements at our owned plant in Macon, Missouri. We also manufacture Ingraham(R) time products at our owned plant in Laurinburg, North Carolina. Although we have begun to outsource certain of our Toastmaster(R) products with overseas vendors, we are currently continuing to manufacture certain products at these plants. We may not be able to manufacture products successfully and in a cost effective manner. Our manufacture of these products exposes us to additional risks, including those relating to the price and availability of raw materials and potential liabilities for environmental damage that our manufacturing facilities may have caused or may cause nearby land owners. During the ordinary course of its operations, Toastmaster has received, and we expect that we may in the future receive, citations or notices from governmental authorities asserting that the manufacturing facilities are not in compliance with applicable environmental regulations. Toastmaster has generally worked with, and we expect to generally work with, the authorities to resolve the issues raised by the citations or notices. However, we may not always be successful in this regard and such citations or notices could have a material adverse effect on our business, results of operations and financial condition.

LOSS OF KEY PERSONNEL COULD IMPAIR OUR SUCCESS.

     Our continued success will depend significantly on the efforts and abilities of our executive officers: David C. Sabin, Chairman; Leonhard Dreimann, Chief Executive Officer; and William B. Rue, President and Chief Operating Officer. Although we have entered into employment agreements with these executive officers, they may not remain in our employment. The loss of the services of one or more of these individuals could have a material adverse effect on our business. In addition, as our business develops and expands, we believe that our future success will depend greatly on our ability to attract and retain highly qualified and skilled personnel. We do not have, and do not intend to obtain, key-man life insurance on our executive officers.

OWNERSHIP BY A SIGNIFICANT STOCKHOLDER MAY ADVERSELY AFFECT THE MARKET FOR OUR COMMON STOCK.

     We anticipate that immediately following this offering, Centre Partners and entities directly or indirectly controlled by Centre Partners will beneficially own in the aggregate 19.2% of our common stock. Centre Partners will be able to exercise significant influence with respect to the election of directors or major corporate transactions such as a merger or sale of all or substantially all of our assets. Centre Partners generally has the right to designate two directors as long as it and its affiliates own at least 12.5% of the total voting power of Salton and one director as long as it and its affiliates own at least 7.5% of the total voting power of Salton. The interests of Centre Partners may conflict with the interests of other stockholders.

THE SEASONAL NATURE OF OUR BUSINESS COULD ADVERSELY IMPACT OUR OPERATIONS.

     Our business is highly seasonal, with operating results varying from quarter to quarter. We have historically experienced higher sales during the months of August through November primarily due to increased demand by customers for our products attributable to holiday sales. This seasonality has also resulted in additional interest expense for us during this period due to an increased need to borrow funds to maintain sufficient working capital to finance product purchases and customer receivables for the seasonal period. Lower sales than expected by us during this period, a lack of availability of product, a general economic downturn in retail sales or the inability to service additional interest expense due to increased borrowings could have a material adverse effect on our business, financial condition and results of operations.

PRODUCT RECALLS OR LAWSUITS RELATING TO DEFECTIVE PRODUCTS COULD ADVERSELY IMPACT OUR FINANCIAL RESULTS.

     We face exposure to product recalls and product liability claims in the event that our products are alleged to have manufacturing or safety defects or to have resulted in injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain our product liability insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of our insurance coverage. We do not maintain product recall insurance. As a result, we cannot assure you that product recalls and product liability claims will not have a material adverse effect on our business, financial condition and results of operations.

THE INFRINGEMENT OR LOSS OF OUR PROPRIETARY RIGHTS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     We regard our copyrights, trademarks, service marks and similar intellectual property as important to our success. We rely on copyright and trademark laws in the United States and other jurisdictions to protect our proprietary rights. We seek to register our trademarks in the United States and elsewhere. These registrations could be challenged by others or invalidated through administrative process or litigation. If any of these rights were infringed or invalidated, our business could be materially adversely affected. In addition, our business activities could infringe upon the proprietary rights of others, who could assert infringement claims against us.

     We license various trademarks and tradenames from third parties for use on our products. These licenses generally place marketing obligations on us in exchange for various fees and royalties based on net sales or profits. Typically, each license may be terminated if we fail to satisfy minimum sales obligations or if we breach the license. The termination of these licensing arrangements could adversely affect our business, financial condition and results of operations.

GOVERNMENT REGULATIONS COULD ADVERSELY IMPACT OUR OPERATIONS.

     Most federal, state and local authorities require Underwriters Laboratory, Inc. ("UL"), an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Our products, or additional electrical appliances which may be developed by us, may not meet the specifications required by these authorities. A determination that we are not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could have a material adverse effect on our business, financial condition and results of operations.

YEAR 2000 ISSUES MAY DISRUPT OUR OPERATION.

     We believe that all of our systems are Year 2000 compliant. However, if any of our systems are not compliant or if our customers or suppliers fail to achieve Year 2000 compliance, we may experience the following adverse consequences:

     - We may be unable to receive our products due to failures by our suppliers;

     - Our customers may be unable to place orders with us due either to our system failures or those of our customers;

     - We may be unable to deliver our products on a timely basis; and

     - Our customers may be unable to receive and/or pay for our products on a timely basis.

     For a description of our Year 2000 compliance efforts you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

TAKEOVER DEFENSE PROVISIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving stockholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover or may deter takeover attempts by third parties. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

     - a classified board of directors;

     - a prohibition on stockholder action through written consents;

     - a requirement that special meetings of stockholders be called only by the board of directors;

     - availability of "blank check" preferred stock.

WE DO NOT ANTICIPATE PAYING DIVIDENDS.

     We have not paid dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes, including future acquisitions. In addition, our credit agreement and senior subordinated notes prohibit us from paying dividends on our capital stock.

OUR FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO
  DIFFER MATERIALLY FROM CURRENT BELIEFS.

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

     - the integration of Toastmaster, including the failure to realize anticipated revenue enhancements and cost savings;

     - our relationship and contractual arrangements with key customers, suppliers and licensors;

     - the risks relating to pending legal proceedings;

     - cancellation or reduction of orders;

     - the timely development, introduction and customer acceptance of our products;

     - dependence on foreign suppliers and supply and manufacturing constraints;

     - competitive products and pricing;

     - economic conditions and the retail environment;

     - the availability and success of future acquisitions;

     - our degree of leverage;

     - the risks related to intellectual property rights;

     - year 2000 issues; and

     - other factors both referenced and not referenced in this prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the 2,005,000 shares of common stock offered by Salton will be approximately $94.4 million, at an assumed offering price of $49 7/8 per share and after deducting estimated underwriting discounts and commissions and offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

     We will use the net proceeds of this offering to repay $45.0 million of indebtedness incurred in connection with the acquisition of Toastmaster under our tranche B term loan, together with a prepayment premium of approximately $900,000, and approximately $32.0 million of indebtedness under our revolving credit facility. The tranche B term loan bears interest at an established base rate equivalent to the prime rate of interest plus an applicable margin of 225 basis points or, at our election, a eurodollar rate equivalent to the LIBOR rate plus an applicable margin of 325 basis points. At March 27, 1999, the base rate plus applicable margin on the tranche B term loan was 8.3%. The tranche B term loan matures on March 26, 2007. The revolving credit facility, which matures in 2004, has an interest rate equal to an established base rate equivalent to the prime rate of interest plus an applicable margin of 200 basis points or, at our election, a eurodollar rate equivalent to the LIBOR rate plus an applicable margin of 300 basis points based on a range of return of total debt to earnings before interest, taxes, depreciation and amortization. On March 27, 1999, the base rate plus applicable margin on the revolving credit facility was 7.9%. We have used amounts outstanding under our revolving credit facility for general working capital purposes and may reborrow any amounts that we repay under the revolving credit facility.

     We will use the remaining net proceeds, approximately $15.4 million, for working capital and other general corporate purposes, including possible acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has traded on the New York Stock Exchange under the symbol "SFP" since February 26, 1999. From October 1991 until February 25, 1999, our common stock traded on the Nasdaq National Market under the symbol "SALT". The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported on the Nasdaq National Market prior to February 26, 1999 and on the New York Stock Exchange after such date.

                                                              HIGH    LOW
FISCAL 1997
  First Quarter.............................................  $ 8 5/8 $ 4 1/2
  Second Quarter............................................  $ 8 3/4 $ 6 1/4
  Third Quarter.............................................  $ 9     $ 5 5/8
  Fourth Quarter............................................  $ 8 1/4 $ 6 3/8
FISCAL 1998
  First Quarter.............................................  $10     $ 6 1/2
  Second Quarter............................................  $11     $ 7 1/4
  Third Quarter.............................................  $11 1/4 $ 8
  Fourth Quarter............................................  $13 7/8 $ 9 7/8
FISCAL 1999
  First Quarter.............................................  $16 3/4 $11 1/2
  Second Quarter............................................  $23 1/4 $ 8 7/8
  Third Quarter.............................................  $34 1/4 $21
  Fourth Quarter (through June 23, 1999)....................  $50 3/8 $22

     On June 23, 1999, the reported last sales price of our common stock on the New York Stock Exchange was $49 7/8 per share.

     We have not paid dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes, including future acquisitions. We are also prohibited from declaring or paying cash dividends on our capital stock under our terms of our credit agreement and senior subordinated notes.

                                 CAPITALIZATION

     The following table presents the capitalization of Salton as of March 27, 1999 on an actual basis and as adjusted to reflect the issuance by Salton of the 2,005,000 shares of common stock offered by this prospectus at an estimated offering price of $49 7/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds from this offering. You should read the capitalization information set forth in the table below together with the more detailed consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                  MARCH 27, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 19,823    $ 35,245
                                                              ========    ========
Total debt:
Credit agreement:
  Revolving credit facility(1)..............................    32,000          --
  Tranche B term loan.......................................    45,000          --
Other current debt..........................................     1,793       1,793
10 3/4% senior subordinated notes due 2005..................   125,000     125,000
Junior subordinated notes payable...........................    13,021      13,021
                                                              --------    --------
          Total debt........................................   216,814     139,814
                                                              --------    --------
Stockholders' equity:
  Convertible preferred stock...............................         *           *
  Common stock..............................................       131         131
  Treasury stock............................................   (90,804)    (56,585)
  Accumulated other comprehensive income....................         7           7
  Paid-in capital...........................................    90,730     150,861
  Retained earnings.........................................    42,602      42,044
                                                              --------    --------
          Total stockholders' equity........................    42,666     136,458
                                                              --------    --------
          Total capitalization..............................  $259,480    $276,272
                                                              ========    ========

-------------------------

* Less than $1,000.

(1) Represents a commitment of up to $80.0 million.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     The following table presents our selected historical financial data as of and for the fiscal years ended July 2, 1994, July 1, 1995, June 29, 1996, June 28, 1997 and June 27, 1998. This data is from our audited consolidated financial statements and related notes. This table also presents our selected historical financial data below as of and for the thirty-nine weeks ended March 27, 1999 and March 28, 1998. This data is from our unaudited interim financial statements and, in our opinion, includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation. Operating results for the thirty-nine weeks ended March 27, 1999 include the operating results of Toastmaster from its acquisition date of January 7, 1999 and do not necessarily show what the results for a full year will be.

     You should read the following information together with our historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                                                      THIRTY-NINE WEEKS
                                                               FISCAL YEARS ENDED                           ENDED
                                               --------------------------------------------------   ---------------------
                                               JULY 2,   JULY 1,   JUNE 29,   JUNE 28,   JUNE 27,   MARCH 28,   MARCH 27,
                                                1994      1995       1996       1997       1998       1998        1999
                                                               (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF EARNINGS:
  Net sales..................................  $48,807   $76,991   $99,202    $182,806   $305,599   $236,025    $ 371,412
  Cost of goods sold.........................   37,333    55,552    66,923     121,590    179,376    141,643      214,374
  Distribution expenses......................    3,412     4,569     5,856       7,809     12,327      8,397       14,521
                                               -------   -------   -------    --------   --------   --------    ---------
  Gross profit...............................    8,062    16,870    26,423      53,407    113,896     85,985      142,517
  Selling, general, and administrative
    expenses.................................    8,470    13,142    21,343      42,944     84,216     62,961       90,832
                                               -------   -------   -------    --------   --------   --------    ---------
  Operating income (loss)....................     (408)    3,728     5,080      10,463     29,680     23,024       51,685
  Interest expense, net......................   (2,047)   (3,057)   (3,934)     (4,063)    (5,333)    (4,244)      (9,899)
  Cost associated with refinancing...........       --        --        --          --     (1,133)        --           --
  Realized gain on sale of marketable
    securities...............................       --        --        --          --      8,972        724           --
  Class action lawsuit expense...............     (489)       --        --          --         --         --           --
                                               -------   -------   -------    --------   --------   --------    ---------
  Income (loss) before income taxes..........   (2,944)      671     1,146       6,400     32,186     19,504       41,786
  Income tax expense (benefit)...............                 20    (3,450)      2,001     12,205      7,154       14,131
                                               -------   -------   -------    --------   --------   --------    ---------
  Net income (loss)..........................  $(2,944)  $   651   $ 4,596    $  4,399   $ 19,981   $ 12,350    $  27,655
                                               =======   =======   =======    ========   ========   ========    =========
  Basic earnings (loss) per common
    share(1).................................  $ (0.58)  $  0.12   $  0.71    $   0.34   $   1.53   $   0.95    $    3.78
                                               =======   =======   =======    ========   ========   ========    =========
  Diluted earnings (loss) per common
    share(1).................................  $ (0.58)  $  0.11   $  0.69    $   0.34   $   1.48   $   0.92    $    2.79
                                               =======   =======   =======    ========   ========   ========    =========
  Weighted average shares outstanding(1).....    5,050     5,630     6,509      12,840     13,062     13,056        7,321
  Diluted weighted average shares
    outstanding(1)...........................    5,050     5,901     6,628      13,082     13,506     13,492        9,911
OTHER DATA:
  Cash flows provided by (used in):
    Operating activities.....................  $(1,369)  $ 3,533   $(3,571)   $ (8,966)  $(25,102)  $(18,292)   $  18,778
    Investing activities.....................     (405)   (2,327)   (4,280)     (6,348)    14,507     (2,435)    (109,428)
    Financing activities.....................    1,774    (1,202)    7,849      17,922      8,643     18,887      109,805
  EBITDA(2)..................................    1,142     5,714     7,276      13,599     33,981     25,914       56,235
  EBITDA margin(2)...........................      2.3%      7.4%      7.3%        7.4%      11.1%      11.0%        15.1%
  Capital expenditures.......................  $   405   $ 2,327   $ 4,280    $  4,608   $  4,565   $  3,823    $   1,436
BALANCE SHEET DATA (AT PERIOD END):
  Cash.......................................  $ 1,500   $ 5,849   $ 3,983    $  2,613   $    661   $    774    $  19,823
  Working capital............................    9,290     9,072    12,244      17,996     44,768     25,286      153,245
  Total assets...............................   38,635    41,121    59,481     102,343    141,397    147,553      315,775
  Total debt.................................   22,436    18,160    28,266      43,410     50,475     62,155      216,814
  Stockholders' equity.......................   10,736    15,329    19,925      38,622     57,711     55,071       42,666

-------------------------

(1) After giving effect to the three-for-two stock split of Salton's common stock to be effected on July 30, 1999, the share data would be as follows:

                                                                                                        THIRTY-NINE
                                                              FISCAL YEARS ENDED                        WEEKS ENDED
                                              --------------------------------------------------   ---------------------
                                              JULY 2,   JULY 1,   JUNE 29,   JUNE 28,   JUNE 27,   MARCH 28,   MARCH 27,
                                               1994      1995       1996       1997       1998       1998        1999
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Basic earnings per common share...........  $(0.39)    $ .08     $0.47      $ 0.23     $ 1.02     $ 0.63      $ 2.52
                                              ======     =====     =====      ======     ======     ======      ======
  Diluted earnings per common share.........  $(0.39)    $ .07     $0.46      $ 0.22     $ 0.99     $ 0.61      $ 1.86
                                              ======     =====     =====      ======     ======     ======      ======
  Weighted average shares outstanding.......   7,575     8,445     9,763      19,260     19,593     19,584      10,982
  Diluted weighted average shares
    outstanding.............................   7,575     8,852     9,942      19,623     20,259     20,238      14,867

(2) You should consider the following when reading the selected historical statements of income data in the table below:

    - EBITDA represents operating income plus depreciation and amortization.

    - EBITDA margin represents EBITDA as a percentage of net sales.

    We have included EBITDA because we believe that investors find it to be a useful tool for measuring a company's ability to generate cash. EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. In addition, you should not consider EBITDA as a substitute for net income or net loss, as an indicator of our operating performance or cash flow or as a measure of liquidity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this prospectus.

OVERVIEW

     Salton is a leading domestic designer, marketer and distributor of a broad range of branded, high quality small appliances, tabletop products and personal care/time products. Salton acts as a marketing service provider by managing its brands and product lines in a manner that allows its retail customers to differentiate themselves to consumers. Salton has the leading domestic market share in toasters, juice extractors, indoor grills, bread bakers, griddles, waffle makers and buffet ranges/hotplates and a significant market share in other product categories. Salton outsources most of its production to independent manufacturers, primarily in the Far East.

     Salton's portfolio of well-recognized owned and licensed brand names includes Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R) and Ingraham(R). Salton is also a leading designer and distributor of small appliances in the U.S. under such well-known names as Kenmore(R) and Magic Chef(R).

     Salton predominantly sells its products to mass merchandisers, department stores, specialty stores and mail order catalogs. Salton also sells certain of its products directly to consumers through infomercials and its Internet website. Salton markets and sells its products primarily in the U.S. through its own sales force and a network of independent commissioned sales representatives.

     In July 1998, Salton completed a recapitalization by issuing $40.0 million of its convertible preferred stock to affiliates of Centre Partners and repurchasing 6,535,072 shares of its common stock owned by Windmere-Durable for $12 per share plus a $15.0 million junior subordinated note. In December 1998, Salton issued $125.0 million of 10 3/4% senior subordinated notes, primarily to repay certain indebtedness.

     On January 7, 1999, Salton acquired Toastmaster, a Columbia, Missouri based manufacturer and marketer of kitchen and small appliances and time products. Through Toastmaster, Salton designs, manufactures, markets and services a wide array of kitchen and small appliances and time products under the brand names Toastmaster(R) and Ingraham(R) .

     Salton is in the process of integrating Toastmaster into its operations. Salton has identified numerous opportunities for revenue enhancements and cost savings that it believes it will be able to realize as a result of the acquisition of Toastmaster. Salton believes that it can use its competitive strengths and experience in product development and marketing to improve upon Toastmaster's product offerings, brand reputation and customer relations. For example, Salton has begun to use its strong customer relationships to gain shelf space for its Toastmaster(R) products with retailers where Toastmaster(R) products do not currently have substantial shelf space presence. Salton has also begun to expand the shelf space and sales of its Toastmaster(R) products with existing Toastmaster retailers by introducing certain Salton(R) products into Toastmaster(R) product lines.

     Salton believes that through its proven ability to source products overseas, it can achieve significant cost savings through more favorable product pricing and other terms. Although Salton is currently continuing to produce certain Ingraham(R) time products at its Laurinburg, North Carolina plant and certain Toastmaster(R) small appliances at its Macon, Missouri plant, Salton is implementing its strategy of outsourcing certain appliances to overseas vendors. Other anticipated cost savings identified by Salton include advertising, ocean freight, warehousing and corporate overhead expenses.

     Salton's ability to successfully integrate Toastmaster will depend upon its ability to achieve revenue enhancements and recognize cost savings and on other factors, including economic conditions and the retail environment.

     Salton's operating results for the thirty-nine weeks ended March 27, 1999 include the operating results of Toastmaster from its acquisition date of January 7, 1999.

     The following table sets forth Salton's results of operations as a percentage of net sales for the period indicated:

                                                                              THIRTY-NINE
                                              FISCAL YEAR ENDED               WEEKS ENDED
                                        ------------------------------   ---------------------
                                        JUNE 29,   JUNE 28,   JUNE 27,   MARCH 28,   MARCH 27,
                                          1996       1997       1998       1998        1999
Net sales.............................   100.0%     100.0%     100.0%      100.0%      100.0%
Cost of goods sold....................    67.5       66.5       58.7        60.0        57.7
Distribution expenses.................     5.9        4.3        4.0         3.6         3.9
                                         -----      -----      -----       -----       -----
  Gross profit........................    26.6       29.2       37.3        36.4        38.4
Selling, general and administrative
  expenses............................    21.5       23.5       27.6        26.7        24.5
                                         -----      -----      -----       -----       -----
  Operating income....................     5.1%       5.7%       9.7%        9.7%       13.9%
                                         =====      =====      =====       =====       =====

  39-WEEKS ENDED MARCH 27, 1999 COMPARED TO 39-WEEKS ENDED MARCH 28, 1998

     Net Sales. Net sales in the thirty-nine weeks ended March 27, 1999 were $371.4 million, an increase of approximately $135.4 million or 57.4%, compared to net sales of $236.0 million in the corresponding period ended March 28, 1998. This increase is primarily attributable to increased sales of the George Foreman Grills(R), White-Westinghouse(R) sales under the Kmart program, sales by our newly acquired wholly-owned subsidiary Toastmaster, and sales of our Farberware(R) products. Net sales of White-Westinghouse(R) products to Kmart approximated 14.4% of net sales in the first nine months of fiscal 1999 compared to 17.2% of net sales in the same period in fiscal 1998.

     Gross Profit. Gross profit in the thirty-nine weeks ended March 27, 1999 was $142.5 million or 38.4% of net sales as compared to $86.0 million or 36.4% in the same period in fiscal 1998. Cost of goods sold during the thirty-nine weeks ended March 27, 1999 decreased to 57.7% of net sales compared to 60.0% in the same period in fiscal 1998. Distribution expenses were $14.5 million or 3.9% of net sales in the thirty-nine weeks ended March 27, 1999 compared to $8.4 million or 3.6% of net sales in the same period in fiscal 1998. Gross profit and costs of goods sold in the thirty-nine weeks ended March 27, 1999 as a percentage of net sales were improved primarily due to lower costs on certain Salton products, partially offset by higher costs of Toastmaster products and due to a more favorable mix of sales with lower costs in their respective channels of distribution when compared to the same period in fiscal 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $90.8 million or 24.5% of net sales in the thirty-nine weeks ended March 27, 1999 compared to $63.0 million or 26.7% of net sales for the same period in fiscal 1998. Expenditures for television, certain other media and cooperative advertising coverages, royalty expenses and trade show expenses were $62.0 million or 16.7% of net sales in the thirty-nine weeks ended March 27, 1999 when compared to $44.8 million or 19.0% of net sales in the same period in fiscal 1998. The remaining selling, general and administrative costs were $28.3 million or 7.8% of net sales in the thirty-nine weeks ended March 27, 1999 compared to $18.1 million or 7.7% of net sales in the same period in fiscal 1998. These increases were primarily attributable to higher costs for additional personnel, sales commissions and various other costs related to the higher level of sales.

     Operating Income. As a result of the foregoing, operating income increased by $28.7 million or 124.5%, to $51.7 million in the thirty-nine weeks ended March 27, 1999 from $23.0 million in the same period in fiscal 1998. Operating income as a percentage of net sales increased to 13.9% in the thirty-nine weeks ended March 27, 1999 from 9.7% in the same period of fiscal 1998, primarily as a result of higher net sales and the contribution margin of these sales that exceeded fixed costs.

     Net Interest Expense. Net interest expense was approximately $9.9 million for the thirty-nine weeks ended March 27, 1999 compared to $4.2 million for the same period in fiscal 1998. Salton's rate of interest on amounts outstanding was a weighted average annual rate of 8.8% in the thirty-nine weeks ended March 27, 1999 compared to 9.4% in the same period in fiscal 1998. The average amount of all debt outstanding was $143.0 million for the thirty-nine weeks ended March 27, 1999 compared to $59.2 million for the same period in fiscal 1998. This increase was used to complete Salton's recapitalization, complete the acquisition of Toastmaster and to finance higher net sales.

     Income Tax Expense. Salton had income tax expense of $14.1 million in the thirty-nine weeks ended March 27, 1999 as compared to income tax expense of $7.2 million in the same period in fiscal 1998.

  YEAR ENDED JUNE 27, 1998 COMPARED TO YEAR ENDED JUNE 28, 1997

     Net Sales. Net sales for the fiscal year ended June 27, 1998 were $305.6 million, an increase of approximately $122.8 million or 67.2% compared to net sales of $182.8 million for the fiscal year ended June 28, 1997. This increase is primarily attributable to increased sales of the Juiceman(R) juice extractors and George Foreman Grills(R), Farberware(R) products, and White-Westinghouse(R) sales under the Kmart supply agreement. Net sales of White-Westinghouse(R) products to Kmart approximated 19% and 16% of net sales in fiscal 1998 and fiscal 1997, respectively.

     Gross Profit. Gross profit in fiscal 1998 was $113.9 million or 37.3% of net sales as compared to $53.4 million or 29.2% in fiscal 1997. Cost of goods sold during the period decreased to 58.7% of net sales compared to 66.5% in fiscal 1997. Distribution expenses were $12.3 million or 4.0% of net sales in fiscal 1998 compared to $7.8 million or 4.3% of net sales in fiscal 1997. Gross profit and costs of goods sold in fiscal 1998 as a percentage of net sales improved primarily due to a more favorable mix of sales in their respective channels of distribution when compared to fiscal 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $84.2 million or 27.6% of net sales in fiscal 1998 compared to $42.9 million or 23.5% of net sales in fiscal 1997. Expenditures for television, certain media and cooperative advertising coverages and royalty expenses were $58.3 million or 19.1% of net sales in fiscal 1998 when compared to $25.7 million or 14.1% of net sales in fiscal 1997. The remaining selling, general and administrative costs were $25.9 million or 8.5% of net sales in fiscal 1998 compared to $17.2 million or 9.4% of net sales in fiscal 1997. The dollar increase was primarily attributable to higher costs for additional personnel, trade show expenses, sales commissions and various other costs related to the higher level of sales.

     During fiscal 1998, certain of Salton's customers, namely HomePlace Stores, Inc. and Venture Stores, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. These customers owed Salton amounts aggregating approximately $2.4 million. A provision of approximately $1.0 million was made for the estimated potential losses from these Chapter 11 bankruptcy filings.

     Operating Income. As a result of the foregoing, operating income increased by $19.2 million or 183.7%, to $29.7 million in fiscal 1998 from $10.5 million in fiscal 1997. Operating income as a percentage of net sales increased to 9.7% in fiscal 1998 from 5.7% in fiscal 1997.

     Net Interest Expense. Net interest expense was approximately $5.3 million for fiscal 1998 compared to $4.1 million in fiscal 1997. Salton's rate of interest on amounts outstanding was a weighted average annual rate of 9.5% in fiscal 1998 compared to 10.5% in fiscal 1997. The average amount outstanding under Salton's revolving line of credit increased about $22.2 million when compared to the average amount outstanding a year ago. This increase was used primarily to finance higher net sales and a seasonal build in inventory. Interest expense during the period was offset by interest income earned on the promissory note from Windmere issued to Salton in July 1996.

     Subsequent to the year ended June 27, 1998, Salton consummated the recapitalization. In connection therewith, Salton used a portion of the proceeds it received from the new credit agreement to refinance all outstanding indebtedness under Salton's prior credit agreement. Accordingly, at June 27, 1998, Salton had incurred expense with the early termination of the prior credit agreement of approximately $1.1 million.

     Salton sold shares of Windmere common stock it held as marketable securities during the period. The sale of these shares provided a realized gain of approximately $9.0 million.

     Income Tax Expense. Salton had tax expense of $12.2 million in fiscal 1998 as compared to tax expense of $2.0 million in fiscal 1997. Net operating loss carryforwards and resultant deferred tax assets were used in both periods to significantly offset current income taxes payable.

  YEAR ENDED JUNE 28, 1997 COMPARED TO YEAR ENDED JUNE 29, 1996

     Net Sales. Net sales for fiscal 1997 were $182.8 million, an increase of approximately $83.6 million or 84.3% compared to net sales of $99.2 million for the fiscal year ended June 29, 1996. This increase is primarily attributable to increased sales of the Juiceman(R) juice extractors and George Foreman Grills(R), private label programs and the addition of Block China and White-Westinghouse(R) sales under the Kmart supply agreement. Net sales of White-Westinghouse(R) products to Kmart approximated 16% of net sales in fiscal 1997.

     Gross Profit. Gross profit in fiscal 1997 was $53.4 million or 29.2% of net sales as compared to $26.4 million or 26.6% in fiscal 1996. Cost of goods sold during fiscal 1997 decreased to 66.5% of net sales compared to 67.5% in fiscal 1996. Distribution expenses were $7.8 million or 4.3% of net sales in fiscal 1997 compared to $5.9 million or 5.9% of net sales in fiscal 1996. Gross profit and costs of goods sold in fiscal 1997 as a percentage of net sales improved primarily due to a more favorable mix of sales of higher gross margin items when compared to fiscal 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $42.9 million or 23.5% of net sales in fiscal 1997 compared to $21.3 million or 21.5% of net sales in fiscal 1996. Expenditures for television, certain media and cooperative advertising coverages and royalty expenses were $25.7 million or 14.1% of net sales in fiscal 1997 when compared to $10.9 million or 11.0% of net sales in fiscal 1996. The remaining selling, general and administrative costs were $17.2 million or 9.4% of net sales in fiscal 1997 compared to $10.4 million or 10.5% of net sales in fiscal 1996. The dollar increase was primarily attributable to higher costs for additional personnel, trade show expenses, sales commissions and various other costs related to the higher level of sales.

     Net Interest Expense. Net interest expense was approximately $4.1 million for fiscal 1997 compared to $3.9 million for fiscal 1996. Salton's rate of interest on amounts outstanding was a weighted average annual rate of 10.5% in fiscal 1997 compared to 11.1% in fiscal 1996. The average amount outstanding under Salton's revolving line of credit increased about $9.3 million when compared to the average amount outstanding in the same period a year ago. This increase was used primarily to finance higher net sales and a seasonal build in inventory. Interest expense during the period was offset by interest income earned on the promissory note from Windmere issued to Salton in July 1996.

     Operating Income. As a result of the foregoing, operating income increased by $5.4 million or 105.9%, to $10.5 million in fiscal 1997 from $5.1 million in fiscal 1996. Operating income as a percentage of net sales increased to 5.7% in fiscal 1997 from 5.1% in fiscal 1996.

     Income Tax Expense (Benefit). Salton had tax expense of $2.0 million in fiscal 1997 as compared to a tax benefit of $3.5 million in fiscal 1996. Net operating loss carryforwards and resultant deferred tax assets were used in both periods to significantly offset current income taxes payable.

LIQUIDITY AND CAPITAL RESOURCES

     During the third quarter of fiscal 1999, Salton provided net cash of $18.8 million in operating activities and used $109.4 million in investing activities. This usage was primarily to support the growth in sales, the acquisition of Toastmaster, as well as increased investment in capital assets, primarily tooling. For the nine months ended March 27, 1999, financing activities provided net cash of $109.8 million. This net cash came primarily from borrowings of $77.0 million under the credit agreement, the issuance of $125.0 million of senior subordinated notes and the issuance of $40.0 million of convertible preferred stock, offset by $70.8 million used for the stock repurchase, $50.5 million repayment of the revolving line of credit under the credit agreement, and approximately $10.9 million in costs paid for the issuance of the senior subordinated notes, the credit agreement and the issuance of the convertible preferred stock.

     At March 27, 1999, Salton had debt outstanding of $216.8 million and had the ability to borrow up to an additional $48.0 million under the revolving credit facility. Typically, given the seasonal nature of Salton's business, Salton's borrowings tend to be the highest in mid-summer to fall.

     On July 28, 1998, Salton repurchased 6,535,072 shares of Salton common stock owned by Windmere. Prior to this stock repurchase, Windmere owned approximately 50% of the outstanding Salton common stock. Salton paid Windmere $12 per share in cash plus a $15.0 million junior subordinated note. The junior subordinated note matures on January 31, 2005 and bears interest at 4.0% per annum payable annually. This note is subject to offsets of interest and principal equal to 5% of the total purchase price paid by Salton for product purchases from Windmere and its affiliates during the term of the note. During fiscal 1998, Salton purchased approximately $27.1 million of products from Windmere. The principal amount of the junior subordinated note is also subject to reduction in the event Salton's supply agreement with Kmart is terminated for any reason.

     In connection with this stock repurchase:

     - Windmere effectively repaid in full a promissory note in the principal amount of approximately $10.8 million which Windmere had issued to Salton in July, 1996;

     - Salton purchased for approximately $3.3 million an option to purchase up to 458,500 shares of Salton common stock which Salton had granted to Windmere in July, 1996; and

     - Windmere and Salton agreed to continue various commercial and other arrangements, including a fee agreement relating to Salton's supply agreement with Kmart, subject to certain modifications.

     On July 28, 1998, Salton entered into a credit agreement among Salton, Lehman Brothers Inc., as arranger, and Lehman Commercial Paper Inc., as syndication agent. The credit agreement provided for $215.0 million in senior secured credit facilities consisting of a $90.0 million tranche A term loan, a $75.0 million delayed draw term loan and a $50.0 million revolving credit facility.

     On July 28, 1998, Salton also issued $40.0 million of Salton convertible preferred stock to affiliates of Centre Partners Management LLC. The convertible preferred stock is generally non-dividend bearing and is currently convertible into 2,352,941 shares of Salton common stock, reflecting a $17 per share conversion price.

     Salton used borrowings of $90.0 million under the tranche A term loan and the net proceeds from the issuance of the convertible preferred stock to:

     - pay the $70.8 million cash portion of the purchase price for the 6,535,072 shares of Salton common stock, which amount is net of $10.8 million due and owing by Windmere under its promissory note to Salton, which note was cancelled at the closing of the stock repurchase;

     - refinance all outstanding indebtedness under Salton's prior loan agreement in an amount equal to approximately $51.7 million; and

     - pay fees and expenses of the stock repurchase and the financing of such repurchase.

     On December 16, 1998, Salton issued in a private offering $125.0 million of 10 3/4% senior subordinated notes due 2005. Salton used the aggregate gross proceeds of this offering:

     - to repay a total of approximately $110.0 million of outstanding indebtedness under the new credit agreement, consisting of $90.0 million under the tranche A term loan and approximately $20.0 million under the revolving credit facility, together with accrued interest of approximately $0.8 million with respect to the indebtedness being repaid;

     - to pay fees and expenses incurred in connection with the offering; and

     - for working capital and general corporate purposes.

     Upon the repayment of the tranche A term loan, this facility was permanently terminated. In March 1999, Salton exchanged the $125.0 million of 10 3/4% senior subordinated notes for an equal aggregate principal amount of publicly-registered notes.

     The senior subordinated notes contain a number of significant covenants that, among other things, restrict the ability of Salton to:

     - dispose of assets;

     - incur additional indebtedness;

     - prepay other indebtedness;

     - pay dividends;

     - repurchase or redeem capital stock;

     - make certain investments;

     - enter into sale and lease-back transactions;

     - make certain acquisitions;

     - engage in mergers and consolidation;

     - create liens; or

     - engage in certain transactions with affiliates.

     In addition, under the senior subordinated notes, Salton is required to comply with a specified financial fixed charge coverage ratio.

     On January 7, 1999, Salton amended and restated the credit agreement to, among other things, replace the delayed draw term loan with a $45.0 million tranche B term loan and increase the revolving credit facility from $50.0 million to $80.0 million.

     The credit agreement as amended and restated provides for $125.0 million in a senior secured credit facility consisting of a $45.0 million tranche B term loan at an established base rate equivalent to the prime rate of interest plus an applicable margin of 225 basis points or, at Salton's election, a eurodollar rate equivalent to the LIBOR rate plus an applicable margin of 325 basis points maturing in twenty-four consecutive quarterly installments commencing on March 26, 1999; and a $80.0 million revolving credit facility at an established base rate equivalent to the LIBOR rate plus an applicable margin of 300 basis points based on a range of ratios of total debt to earnings before interest, taxes, depreciation and amortization maturing on January 7, 2004. The credit agreement is secured by a first lien on substantially all Salton's assets. Credit availability is based on a formula related to trade accounts receivable, inventories and outstanding letters of credit.

     The credit agreement contains a number of significant covenants that are substantially the same as those in the senior subordinated notes. In addition, Salton is required to comply with specified financial ratios and tests, including a minimum net worth test, a minimum fixed charge coverage ratio, a minimum interest coverage ratio and a maximum leverage ratio.

     On January 7, 1999, Salton acquired all of the stock of Toastmaster and paid Toastmaster shareholders $7.00 per share in cash, for a total purchase price of approximately $53.2 million. In addition, Salton repaid Toastmaster's outstanding debt of $57.8 million in connection with the acquisition. The acquisition was accounted for as a purchase; accordingly the purchase price was preliminarily allocated to the underlying assets and liabilities based on their respective estimated fair value at the date of the acquisition.

     Salton's ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance, its indebtedness, or to fund planned capital expenditures, will depend upon its future performance, which, in turn, is subject to general economic, financial, competitive and other factors that are beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the credit agreement, will be adequate to meet Salton's anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that Salton's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures after satisfying certain liabilities arising in the ordinary course of business. If unable to do so, Salton may be required to refinance all or a portion of its existing debt or to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be available or that any such sales of assets or additional financing could be obtained.

ACCOUNTING PRONOUNCEMENTS

     During the first quarter of fiscal 1999, Salton adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires that Salton report the change in its net assets during the period from non-owner sources. For the thirteen weeks ended and the thirty-nine weeks ended March 27, 1999 and March 28, 1998, components of other comprehensive income(loss) include foreign currency translation gains and holding gains(losses) arising from available for sale securities, net of tax, respectively.

                                                             THIRTEEN                 THIRTY-NINE
                                                            WEEKS ENDED               WEEKS ENDED
                                                      -----------------------   -----------------------
                                                      MARCH 28,    MARCH 27,    MARCH 28,    MARCH 27,
                                                         1998         1999         1998         1999
                                                      (DOLLARS IN THOUSANDS)    (DOLLARS IN THOUSANDS)
Net income..........................................    $5,154      $ 2,778      $27,655      $12,350
Other comprehensive income..........................         7       (1,527)           7        2,374
                                                        ------      -------      -------      -------
     Comprehensive income...........................    $5,161      $ 1,251      $27,662      $14,724
                                                        ======      =======      =======      =======

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employer's Disclosure about Pensions and other Post-Retirement Benefits." This statement is effective for fiscal years beginning after December 15, 1997 and will change disclosure requirements for Pensions and other Post-Retirement Benefits. Salton will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures. In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 is effective for fiscal years beginning after December 15, 1997. Salton will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after June 15, 1999 and will change accounting and disclosure requirements for Derivative Instruments and Hedging Activities. On May 19, 1999, the Financial Accounting Standards Board proposed a twelve month delay for the implementation of SFAS No. 133. If finalized, the proposal requires that the provisions of SFAS No. 133 be applied for fiscal years beginning after June 15, 2000. Salton has not assessed the effect that this new standard will have on its consolidated financial statements and/or disclosures.

EFFECTS OF INFLATION AND FOREIGN CURRENCY EXCHANGE

     The results of operations for the periods discussed have not been significantly affected by inflation or foreign currency fluctuation. Salton generally negotiates its purchase orders with its foreign manufacturers in United States dollars. Thus, Salton's cost under any purchase order is not subject to change after the time the order is placed due to exchange rate fluctuations. However, the weakening of the United States dollar against local currencies could result in certain manufacturers increasing the United States dollar prices for future product purchases.

YEAR 2000 ISSUES

     The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failure or miscalculations causing disruptions of operations. Salton currently uses information technology for processing orders and tracking inventory.

     Management believes that Salton's systems are Year 2000 compliant. Salton has upgraded and substantially completed the internal testing of its information technology systems and will continue to monitor such systems through the summer of 1999. Salton has also specifically addressed internally its non-information technology related systems and believes that there will be no significant operational problems relating to the Year 2000 issue. Salton has not obtained, and does not intend to obtain an independent verification and validation of its Year 2000 compliance status.

     Although Salton believes it has substantially completed its Year 2000 project by upgrading its systems, Salton cannot make any assurances that the upgraded systems will be free of defects. If any such risks materialize, Salton could experience material adverse consequences to its business, financial condition and results of operations.

     Year 2000 compliance may also adversely affect Salton's business, financial condition and results of operations indirectly by causing complications of, or otherwise affecting, the operations of any one or more of its suppliers and customers. Salton has contacted its significant suppliers and certain of its customers in an attempt to identify any potential Year 2000 compliance issues with them. Salton currently believes that its major suppliers have made significant progress with respect to Year 2000 compliance issues. Salton is currently unable to anticipate the magnitude of the operational or financial impact on it of Year 2000 compliance issues with its customers even though Salton believes that these customers have implemented significant programs with respect to Year 2000 compliance issues.

     Notwithstanding Salton's progress to date, there are several ways in which its systems could still be affected by the Year 2000 problem. First, the software code Salton uses in its information systems may not in fact be Year 2000 compliant in all instances. Second, Salton may be unable to fully test and monitor the upgrades, making it difficult for Salton to identify and remedy any problems that might exist. Third, Salton's customers, suppliers and shippers may be unable to achieve Year 2000 compliance in time.

     The most reasonably likely worst-case scenario resulting from Salton's inability, or the inability of its suppliers, customers or shippers, to become Year 2000 compliant, includes the following adverse effects:

     - Salton would be unable to receive products due to Year 2000-related failure on the part of its suppliers causing Salton to be unable to fulfill the orders of many of its customers for Salton's products.

     - Salton's customers would be unable to place their orders with Salton because of its own system failure or those of its customers resulting in delayed or potentially lost orders for Salton's products.

     - Salton would be unable to deliver ordered products to its customers on a timely basis due to a system failure at Salton or at one of its product shippers leading to delays in arrival of Salton's products and possibly dissatisfied customers.

     - Salton's customers would be unable to receive and/or pay for Salton products on a timely basis.

     Salton is currently reviewing the implementation of contingency plans relating to the Year 2000 compliance problems in its own systems or those of its suppliers, customers or shippers.

     Salton has incurred approximately $900,000 to date to resolve and test Salton's Year 2000 compliance issues. All expenses incurred in connection with Year 2000 compliance are expensed as incurred, other than acquisitions of new software or hardware, which are capitalized. Salton currently estimates that the aggregate incremental cost of its Year 2000 compliance efforts will not exceed $250,000.

     Salton's assessment of its Year 2000 compliance is based on numerous assumptions about future events, including third party modification plans and other factors. However, there can be no guarantee that this assessment is corrected and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

SEASONALITY

     Salton's business is highly seasonal, with operating results varying from quarter to quarter. Salton has historically experienced higher sales during the months of August through November primarily due to increased demand by customers for Salton's products attributable to holiday sales. This seasonality has also resulted in additional interest expense to Salton during this period due to an increased need to borrow funds to maintain sufficient working capital to finance product purchases and customer receivables for the seasonal period.

                                    BUSINESS

OVERVIEW

     Salton is a leading domestic designer, marketer and distributor of a broad range of branded, high quality small appliances, tabletop products and personal care/time products. Salton acts as a marketing service provider by managing its brands and product lines in a manner that allows its retail customers to differentiate themselves to consumers. Salton has the leading domestic market share in toasters, juice extractors, indoor grills, bread bakers, griddles, waffle makers and buffet ranges/hotplates and a significant market share in other product categories. Salton believes that its strong market share results from its well-known brand names, the breadth, quality and innovation of its product offerings and its strong relationships with retailers and suppliers. Salton outsources most of its production to independent manufacturers, primarily in the Far East.

     Salton's portfolio of well-recognized owned and licensed brand names includes Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R) and Ingraham(R). Salton is also a leading designer and distributor of small appliances in the U.S. under such well-known names as Kenmore(R) and Magic Chef(R).

     Salton predominantly sells its products to mass merchandisers, department stores, specialty stores and mail order catalogs. Salton also sells certain of its products directly to consumers through infomercials and its Internet website. Salton's customers include many premier domestic retailers, including Kmart, Dayton Hudson (including Target), Sears, Wal-Mart, Federated Department Stores, May Company Department Stores, QVC, Bed Bath & Beyond, Saks Inc. and Costco. Salton markets and sells its products primarily in the U.S. through its own sales force and a network of independent commissioned sales representatives.

     Salton's net sales and income from operations grew from fiscal 1995 to fiscal 1998 at compound annual growth rates of approximately 58.3% and 99.7%, respectively, driven primarily by strong internal growth in its product lines and strategic acquisitions. Salton's operating income margins grew from 4.8% in fiscal 1995 to 9.7% in fiscal 1998. Salton believes that the following competitive strengths have contributed to its growth and high operating margins:

     - Salton markets diversified product lines through multiple channels of distribution;

     - Salton has long-standing relationships with a diversified base of suppliers located primarily in the Far East, which provide it with competitive manufacturing costs, strong new product introduction capabilities and flexibility to respond to changes in consumer preferences;

     - Salton has strong customer relationships, which enable it to obtain broad product placement for new and existing products;

     - Salton has strong brand management capabilities, which allow it to identify new product trends and expand product lines; and

     - Salton's senior management team has an average of over 20 years of industry experience.

GROWTH STRATEGY

     Salton's primary business objective is to increase sales and profits by acting as a marketing service provider to its customers. Salton believes it can accomplish this through active brand and product management. The key elements of Salton's growth strategy include:

          Introduce New Products and Product Line Extensions. Salton plans to manage its existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Salton's product designers strive to develop new products and product line extensions which offer added value to consumers through enhanced functionality and improved aesthetics. During fiscal 1999, Salton has introduced 101 new

     SKUs in the small appliance category, 709 new SKUs in the tabletop products category and 98 new SKUs in the personal care/time products category.

          Increase Sales to New and Existing Customers. Salton believes that retail merchants will continue to consolidate their vendor bases and focus on a smaller number of suppliers that can (1) provide a broad array of differentiated, quality products, (2) efficiently and consistently fulfill logistical requirements and volume demands and (3) provide comprehensive product and marketing support. Salton believes that it can increase sales to its existing customers by continuing to introduce new products and new product categories. While Salton currently sells to a diversified base of premier retail customers, Salton believes that it can penetrate additional channels of distribution. For example, Salton recently expanded its product offerings to specialty retailing, mail order catalog, home center and drug store channels.

          Pursue Licensing Agreements and Strategic Alliances. Salton has entered into licensing agreements and strategic alliances to further differentiate its products and to accelerate its growth. For example, Salton supplies products to Kmart, Sears and Wal-Mart, which they sell under the White-Westinghouse(R), Kenmore(R) and Magic Chef(R) brand names, respectively. In addition, Salton recently obtained licensing rights to market certain products under the Marilyn Monroe(TM), LooneyTunes(R) and Melitta(R) brands.

          Continue Developing Alternative Distribution Channels. Salton expects to continue selling its products through infomercials and its Internet website. These alternative distribution channels increase Salton's product sales and provide it with direct contact with consumers, assist it in creating and building brand and product awareness and stimulate traditional retail channel demand. Salton currently uses these alternative channels to sell certain of its products, primarily George Foreman Grills(R), Juiceman(R) and JuiceLady(R) fresh juice machines and the Rejuvenique(R) facial toning system.

          Enhance Growth and Profitability Through Strategic
     Acquisitions. Salton anticipates that the fragmented small household appliance industry will provide significant growth opportunities through strategic acquisitions. Salton will focus its acquisition strategy on businesses or brands which (1) offer expansion into related or existing categories, (2) can be marketed through its existing distribution channels or (3) provide a platform for growth into new distribution channels. In January 1999, Salton acquired Toastmaster, which has well-recognized brands in the U.S. and had 1998 sales of approximately $146.1 million. In April 1999, Salton acquired certain assets of Sasaki, Inc., a recognized designer of high-quality tabletop products.

          Expand International Presence. Salton intends to expand international sales of certain of its products. For example, in March 1999, Salton entered into a five-year supply agreement with Zellers, the leading national chain of discount department stores in Canada, to supply a broad range of small appliances under the White-Westinghouse(R) brand name.

PRODUCTS

     Salton is a leading domestic designer, marketer and distributor of a broad range of branded, high-quality small appliances, tabletop products and personal care/time products. Salton's portfolio of strong brand names enables it to service the needs of a broad range of retailers and satisfy the different tastes, preferences and budgets of consumers. Salton's products include full-featured and upscale models or designs as well as those which are marketed to budget conscious consumers.

     The following table sets forth the approximate amounts and percentages of Salton's net sales by product category during the periods shown.

                                                 FISCAL YEAR ENDED                              THIRTY-NINE WEEKS ENDED
                             ---------------------------------------------------------   -------------------------------------
                               JUNE 29, 1996       JUNE 28, 1997       JUNE 27, 1998      MARCH 28, 1998     MARCH 27, 1999(2)
                             -----------------   -----------------   -----------------   -----------------   -----------------
                                         % OF                % OF                % OF                % OF                % OF
                             NET SALES   TOTAL   NET SALES   TOTAL   NET SALES   TOTAL   NET SALES   TOTAL   NET SALES   TOTAL
                                                                  (DOLLARS IN THOUSANDS)
Small appliances...........   $91,479     92.2   $155,972     85.3   $280,607     91.8   $216,132     91.6   $342,079     92.1
Tabletop products(1).......        --       --     16,756      9.2     18,597      6.1     14,489      6.1     18,403      5.0
Personal care/time
  products.................     7,723      7.8     10,078      5.5      6,395      2.1      5,404      2.3     10,930      2.9
                              -------    -----   --------    -----   --------    -----   --------    -----   --------    -----
                              $99,202    100.0   $182,806    100.0   $305,599    100.0   $236,025    100.0   $371,412    100.0
                              =======    =====   ========    =====   ========    =====   ========    =====   ========    =====

-------------------------

(1) Salton entered this category of business in fiscal 1997 by acquiring substantially all of the assets and certain liabilities of Block China Corporation, a tabletop product company, on July 1, 1996. Salton augmented the Block(R) product line on June 19, 1997 by acquiring the assets of Jonal Crystal Ltd. and on April 5, 1999 by acquiring certain assets of Sasaki, Inc.

(2) Includes the operating results of Toastmaster from its acquisition date of January 7, 1999.

     Small Appliances. Salton designs and markets an extensive line of small appliances under the Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R) and Melitta(R) brand names. As of March 27, 1999, Salton marketed approximately 918 SKUs under its brand names in this category. Growth within this product category has historically been driven primarily by the introduction of new or enhanced products and the development of the White-Westinghouse(R), Farberware(R) and other product lines.

     Salton's small appliances product category includes:

     - products for health conscious consumers, including thermal indoor grills, juicers, juice extractors, rice cookers, vegetable steamers, ice cream makers and yogurt makers;

     - thermal products, including bread bakers, sandwich makers, toasters, waffle makers, countertop ovens and irons;

     - coffee and tea related products, including combination espresso/cappuccino/drip coffee makers, coffee makers, coffee urns, coffee percolators, iced tea/iced coffee makers and a broad range of coffee related accessories; and

     - food preparation and serving products, including electric woks, crepe makers, mixers, can openers, blenders, hand-held blenders, choppers and warming trays.

     Tabletop Products. As of March 27, 1999, Salton marketed approximately 2,927 SKUs under its brand names in this product category. Salton entered this business category in fiscal 1997 to add a complementary product line to its small appliances. Salton designs and markets tabletop products including china, crystal and glassware. Salton augmented the Block(R) product line on June 19, 1997 by acquiring the assets of Jonal Crystal Ltd. Jonal products include the Crystal Kiss(R) line of glassware and giftware featuring the famous shape of the Hershey's Chocolate Kiss.

     Salton enhanced its tabletop product offerings on April 5, 1999 by acquiring certain assets of Sasaki, Inc., a leading designer of high-quality tabletop products and accessories for the home. The Sasaki product lines which Salton acquired include dinnerware, barware, flatware and crystal giftware designed by well-known tabletop and domestic designers.

     Tabletop products include crystal products offered under the Block(R), Atlantis(R), Sasaki(R) and Jonal(R) brand names, fine china and basic dinnerware in various designs and patterns under the Block(R) brand name and ceramic products under the Block(R) brand name. In addition, Salton markets the Gear(R) line of products including Father Christmas(R) Country Farm(TM), Country Orchard(TM), and Country Village(TM) .

     Personal Care/Time Products. As of March 27, 1999, Salton marketed approximately 810 SKUs in the personal care/time products category. Salton Creations(R) hair dryers feature high quality materials, long life motors and high air flow systems. Salton markets hair dryers in various sizes, shapes and colors that are designed to mix form and function to enable consumers to correctly address power and heat to hair type and styling needs.

     Salton designs and markets a variety of other personal and beauty care appliances under the Salton Creations(R) brand name, including curling irons and brushes, make-up mirrors, massagers, manicure systems and shower radios. The Wet Tunes(R) series of shower radios, introduced under the Salton(R) brand name in 1984, features an AM/FM radio with waterproof mylar speakers and wall mount brackets. Wet Tunes(R) radios are offered in several different shapes, sizes and colors. Also included in this series are Wet Reflections(R), which has a light and fog-free mirror, Wet Cassette(R) and Wet Lantern(R). In addition to Salton Creations(R), Salton began offering these appliances under the White-Westinghouse(R) brand name in fiscal year 1997.

     Salton's personal and beauty care appliances also include the Rejuvenique(R) system, which Salton began marketing through infomercials in early 1999. This system includes a facial mask with 26 contact areas that receive electrical light impulses designed to exercise and tone the skin.

     Salton also has a "gifts" program designed for department stores. Under this program, Salton provides department stores with practical, special occasion and small gift products. Salton's gifts programs include the mini tool kit, calcutape, travel smoke alarm, emergency auto flasher, deluxe art kit and the 7-piece gardening kit.

     Salton's time products are comprised of electric analog alarm clocks, electric and quartz wall clocks with plastic, wood and/or metal cases, imported key-wound clocks and L.E.D. digital clocks. Salton also manufactures household (electromechanical) timers, which are used for, among other purposes, switching electric lights and other appliances on and off at pre-determined times.

     The following chart provides additional information about Salton's products:

                            RETAIL PRICE
PRODUCT CATEGORIES              RANGE             MAJOR PRODUCT LINES                MAJOR BRAND(S)
------------------         ---------------        -------------------                --------------
SMALL APPLIANCES
  Products for Health      $  39.99-159.99   Thermal Household Grills        George Foreman Grills(R),
    Conscious Consumers..                                                    Toastmaster(R)
                              99.99-229.99   Fruit & Vegetable Juicers       Juiceman(R), JuiceLady(R)
                              19.99-119.99   Rice Cookers, Soy Milk Makers,  Nutritionist(R)
                                             Flax Seed Grinders
  Thermal Products.......  $  59.99-229.99   Bread Bakers                    Breadman(R), Breadman Plus(R),
                                                                             Breadman(R) Ultimate(R),
                                                                             Toastmaster(R), White-
                                                                             Westinghouse(R),
                                                                             Farberware(R), Kenmore(R)
                               8.88-200.00   Toasters/Countertop Ovens       Salton(R), Toastmaster(R),
                                                                             Maxim(R),
                                                                             White-Westinghouse(R),
                                                                             Farberware(R) and Kenmore(R)
                               12.35-50.00   Waffle Makers                   Salton(R), Toastmaster(R),
                                                                             White-Westinghouse(R),
                                                                             Farberware(R), Looney Tunes(R)
                                9.99-99.00   Irons                           Maxim(R), Toastmaster(R),
                                                                             White-Westinghouse(R)
  Coffee and Tea           $  19.99-264.99   Cappuccino/Espresso Makers      123 Spresso(R), Three For
    Products.............                                                    All(R), Cafe Salton(R), White-
                                                                             Westinghouse(R), Melitta(R),
                                                                             Toastmaster(R)
                              14.99-249.99   Coffee Makers/Tea Makers/       Farberware(R), White-
                                             Tea Kettles                     Westinghouse(R), Melitta(R),
                                                                             Toastmaster(R), Kenmore(R),
                                                                             Living Color(R), Coffee To
                                                                             Go(R)
  Food Preparation and     $  19.99-129.99   Electric Woks/Crepe             Salton(R), Maxim(R), White-
    Serving Products.....                    Makers/Warming Trays/Slow       Westinghouse(R),
                                             Cookers                         Farberware(R), Toastmaster(R),
                                                                             Taco Bell(R)
                                9.99-39.99   Mixers/Blenders/                Maxim(R),
                                             Choppers/Knives/Slicers/        White-Westinghouse(R),
                                                                             Farberware(R), Toastmaster(R),
                                                                             Kenmore(R), Looney Tunes(R),
                                                                             Taco Bell(R)
TABLETOP PRODUCTS........  $ 3.99-3,000.00   China/Crystal/Glassware         Block(R), Block(R) China,
                                             Flatware/Decorative Art Glass   Atlantis(R), Sasaki(R),
                                                                             Jonal(R), Gear(R)
PERSONAL CARE/TIME         $11.99-4,000.00   Hair Dryers/ Makeup             Salton Creations(R), Marilyn
  PRODUCTS...............                    Mirrors/Massage                 Monroe(TM), Looney Tunes(R)
                                             Products/Travel
                                             Accessories/Aroma Therapy
                                             Products
                               6.00-250.00   Facial Products                 Rejuvenique(R)
                               11.99-24.99   Shower Radios                   Wet Tunes(TM)
                               3.00-200.00   Clocks/Timers                   Salton Time(R), Ingraham(R),
                                                                             Timex(R), Indiglo(R)

NEW PRODUCT DEVELOPMENT

     Salton believes that the enhancement and extension of its existing products and the development of new products are necessary for its continued success and growth. Salton designs the style, features and functionality of its products to meet customer requirements for quality, performance, product mix and pricing. Salton works closely with both retailers and suppliers to identify consumer needs and preferences and to generate new product ideas. Salton's product design and engineering department evaluates new ideas and seeks to develop new products and improve existing products to satisfy industry requirements and changing consumer preferences.

     During fiscal 1999, Salton has introduced 101 new SKUs in the small appliances product category, 709 new SKUs in the tabletop products category and 98 new SKUs in the personal care/time products category. These new products and product extensions include:

     - The Taco Bell(R) product line;

     - The Marilyn Monroe(TM) personal care product line;

     - The George Foreman Fusion Grill(R) and the Big George Rotisserie Grill;

     - Toastmaster(R) ovens with removable liners;

     - The Rejuvenique(R) facial toning system;

     - The Melitta(R) range of small electric coffee preparation products;

     - The Sasaki(R) line of dinnerware, barware, flatware and crystal giftware; and

     - The Advantage 2000, a database Internet module for use in the kitchen.

     During fiscal 1998, Salton introduced 175 new SKUs in the small appliances product category, 635 new SKUs in the tabletop products category and 65 new SKUs in the personal care/time products category.

MARKETING AND DISTRIBUTION

     Salton markets its products under owned and licensed brand names including Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R) and Ingraham(R). Salton also designs and distributes small appliances under such well-known names as Kenmore(R) and Magic Chef(R). Salton predominantly sells its products to mass merchandisers, department stores, specialty stores and mail order catalogs. Salton is also expanding its product offerings to specialty retailing, mail order catalog, home center and drug store channels.

     In addition to directing its marketing efforts toward retailers, Salton sells certain of its products, primarily George Foreman Grills(R), Juiceman(R) and JuiceLady(R) fresh juice machines and the Rejuvenique(R) facial toning system, directly to consumers through infomercials and its Internet website. Salton provides promotional support for its products with the aid of national television, radio and print advertising, cooperative advertising with retailers, and in-store displays and product demonstrations. Salton believes that these promotional activities are important to strengthening its brand name recognition.

     Salton relies on its management's ability to determine the existence and extent of available markets for its products. Salton's management has extensive marketing and sales backgrounds and devotes a significant portion of its time to marketing-related activities. Salton markets its products primarily through its own sales force and approximately 290 independent sales representatives. Salton's representatives are located throughout the United States and Canada and are paid a commission based upon sales in their respective territories. Salton's sales representative agreements are generally terminable by either party upon 30 days' notice.

     Salton directs its marketing efforts toward retailers and believes that obtaining favorable product placement at the retail level is an important factor in its business, especially when introducing new products. In an effort to provide its retail customers with the highest level of customer service, Salton has an advanced electronic data interchange system to receive customer orders and transmit shipping and invoice information electronically. This system is also used by management to monitor point-of-sale information at certain accounts.

     Salton also emphasizes the design and packaging of its products in order to increase their appeal to consumers and to stand out among other brands on retailers' shelves. Salton believes that distinctive packaging, designed to answer consumers' questions concerning its products, has resulted in increased shelf space and greater sales.

     Salton's net sales to its five largest customers during the thirty-nine weeks ended March 27, 1999 were approximately 55% of its total net sales. Salton's net sales to its five largest customers during fiscal 1998 were 47% of its total net sales. In 1997, Salton entered into a seven-year supply agreement with Kmart for Kmart to purchase, distribute, market and sell a broad range of small appliances under the White-Westinghouse(R) brand name. Kmart is the exclusive United States discount department store to market these White-Westinghouse(R) products. The supply agreement provides Kmart sole distribution rights to the White-Westinghouse(R) brand name for the mass merchandiser market, but allows distribution through other retail channels under certain conditions. During the thirty-nine weeks ended March 27, 1999, Kmart purchased approximately $53.4 million of Salton products pursuant to the supply agreement, which accounted for approximately 14% of Salton's net sales. During fiscal 1998, Kmart purchased approximately $58.9 million of Salton products from Salton pursuant to the supply agreement, which accounted for approximately 19% of Salton's net sales.

     The supply agreement with Kmart provides for minimum purchases by Kmart, which increase through the term of the supply agreement, and for the payment of penalties for shortfalls. In the event that aggregate U.S. retail sales in the consumer electronics industry for any specified category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements for such category to an amount not less than 80% of the minimum for such period. Salton pays Windmere a fee based upon Salton's net sales less specified costs and expenses relating to the Kmart supply agreement in consideration of Windmere's guarantee of Salton's obligations under the supply agreement.

SOURCES OF SUPPLY

     Most of Salton's products are manufactured to Salton's specifications by over 45 unaffiliated manufacturers located primarily in Far East locations, such as Hong Kong, the People's Republic of China and Taiwan, and in Europe. Many of these suppliers are ISO 9000 certified. Salton believes that it maintains good business relationships with its overseas manufacturers.

     Salton does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. Salton believes that it is not currently dependent on any single manufacturer for any of its products. However, during the thirty-nine weeks ended March 27, 1999, one manufacturer located in China accounted for approximately 53%, of Salton's product purchases. During fiscal 1998, three manufacturers located in China accounted for approximately 13%, 12% and 10% respectively, of Salton's product purchases. Salton believes that the loss of any one manufacturer would not have a long term material adverse effect on its business because other manufacturers with which it does business would be able to increase production to fulfill its requirements. However, the loss of a supplier could, in the short term, adversely effect Salton's business until alternative supply arrangements were secured.

     Salton's purchase orders are generally made in United States dollars in order to maintain continuity in its pricing structure and to limit exposure to currency fluctuations. Salton's policy is to maintain an inventory base to service the seasonal demands of its customers. In certain instances, Salton places firm commitments for products from six to twelve months in advance of receipt of firm orders from customers.

     Quality assurance is particularly important to Salton and its product shipments are required to satisfy quality control tests established by its internal product design and engineering department. Salton employs independent agents to perform quality control inspections at the manufacturers' factories during the manufacturing process and prior to acceptance of goods.

MANUFACTURING

     Although most of Salton's products are outsourced to overseas vendors, Salton is currently continuing to manufacture certain Toastmaster(R) toasters, toaster-oven-broilers and electric heating elements at its plant in Macon, Missouri and Ingraham(R) time products at its plant in Laurinburg, North Carolina. Salton also manufactures and assembles woks and warming trays in its plant located in Kenilworth, New Jersey.

     Most of the component parts and raw materials purchased by Salton for its manufacturing operations, such as finished and aluminized steels, phenolic resins and molded parts are available from numerous suppliers. Salton does not believe that it is dependent on any single source for any significant portion of its component purchases or raw materials, the loss of which may have a material adverse effect on Salton. Salton has not experienced any significant raw material or component shortages.

COMPETITION

     Salton's industry is mature and highly competitive. Competition is based upon price, access to retail shelf space, product features and enhancements, brand names, new product introductions and marketing support and distribution approaches.

     Salton competes with established companies, some of which have substantially greater facilities, personnel, financial and other resources than those of Salton. Salton believes that its success is dependent on its ability to offer a broad range of existing products and to continually introduce new products and enhancements to existing products which have substantial consumer appeal based upon price, design, performance and features. Salton also believes that its brand names are important to its ability to compete effectively and give it the capability to provide consumers with appealing, well priced products to meet competition.

EMPLOYEES

     As of June 23, 1999, Salton employed approximately 1,129 persons, of whom approximately 56 persons, who work at Salton's Kenilworth, New Jersey facility, were covered by a collective bargaining agreement which expires on February 28, 2002. Salton generally considers its relationship with its employees to be satisfactory and has never experienced a work stoppage.

REGULATION

     Salton is subject to federal, state and local regulations concerning and consumer products safety. In general, Salton has not experienced difficulty complying with such regulations and compliance has not had an adverse effect on Salton's business. Most of Salton's products are listed by UL.

BACKLOG

     Salton's backlog consists of commitments to order and orders for Salton's products, which orders are typically subject to change and cancellation until shipment. Customer order patterns vary from year to year, largely because of annual differences in consumer acceptance of product lines, product availability, marketing strategies, inventory levels of retailers and differences in overall economic conditions. As a result, comparisons of backlog as of any date in a given year with backlog at the same date in a prior year are not necessarily indicative of sales for that entire given year. As of June 23, 1999, Salton had a backlog of approximately $287 million. At June 27, 1998 Salton had a backlog of approximately $275.0 million compared to approximately $83 million as of June 28, 1997. Salton does not believe that backlog is necessarily indicative of its future results of operations or prospects.

TRADEMARKS, PATENTS AND LICENSING ARRANGEMENTS

     Salton holds a number of patents and trademarks registered in the United States and foreign countries for various products and processes. Salton has registered certain of its trademarks with the United States

Patent and Trademark Office. Salton considers these trademarks to be of considerable value and of material importance to its business.

     Salton holds numerous United States and foreign patents, including design patents. Salton believes that none of its product lines is dependent upon any single patent or group of patents.

     During 1996, Salton entered into license agreements with White Consolidated for use of the White-Westinghouse(R) trademark for small kitchen appliances, personal care products, fans, heaters, air cleaners and humidifiers. The license agreements grant Salton the exclusive right and license to use the White-Westinghouse(R) trademark in the United States and Canada in exchange for certain license fees, royalties and minimum royalties. The license agreements also contain minimum sales requirements which, if not satisfied, may result in the termination of the agreements. Each of these license agreements is also terminable on or after the fifth anniversary of such agreement upon one-year's notice or upon a breach by Salton.

     Salton has a joint venture agreement with George Foreman Products, Inc., a Nevada corporation, and Benjamin H., a California corporation. The joint venture is engaged solely in the business of acquiring, selling and distributing a thermal household grill product under the name "George Foreman's Lean Mean Fat Reducing Grilling Machine." Mr. Foreman is both a former Olympic champion and a former World Boxing Organization's heavyweight champion of the world.

     In the second quarter of fiscal 1997, Salton obtained the exclusive, worldwide right to distribute Farberware(R) small electric appliances. Farberware(R) is a time-honored trade name in the cookware and small electric appliance industry.

     Salton has a license agreement with Aesthetics, Inc. The license covers the manufacturing, marketing and distributing of the Rejuvenique(R) facial product lines.

     In the fourth quarter of fiscal 1999, Salton obtained the exclusive right to manufacture, market and distribute throughout the United States small electrical coffee preparation products, including drip coffee makers, percolators, espresso machines, coffee grinders, and coffee mills, under the Melitta(R) brand name.

     Salton has other licensing arrangements with various other companies to market products bearing the trademark or likeness of the subject matter of the license. These licenses include the right to market various products under Gino's East Pizza, Gear(R), Taco Bell(R), Hershey Kiss(R), Looney Tunes(R), Andy Warhol, Marilyn Monroe(TM), James Dean and Campbell Soup(R). Salton believes that these other license arrangements help to demonstrate its creativity and versatility in product design and the enhancement of existing products.

     In general, Salton's joint venture and licensing arrangements place marketing obligations on Salton in exchange for varying fees and royalties based upon net sales or profits. Typically, each of these agreements may be terminated if Salton does not satisfy minimum sales obligations or breaches the agreement.

WARRANTIES

     Salton's products are generally sold with a limited one-to-three year warranty from the date of purchase. A limited number of products are sold with a lifetime warranty. In the case of defects in material or workmanship, Salton agrees to replace or repair the defective product without charge.

PROPERTIES

     A summary of Salton's leased properties is as follows:

                                                                              LEASE
LOCATION                          DESCRIPTION          AREA (SQ. FT.)      EXPIRATION
--------                          -----------          --------------      ----------
Mt. Prospect, IL.........  Executive office,               34,600       June 30, 2001
                           warehouse and repair
                           facility
Rancho Dominguez, CA.....  Warehouse and                  340,672       October 31, 2002
                           distribution facility and
                           retail outlet
Harrison, NJ.............  Warehouse and                  146,555       May 31, 2002
                           distribution facility and
                           retail outlet
Kenilworth, NJ...........  Manufacturing and               97,800       March 31, 2000
                           warehouse/distribution
                           facilities
New York, NY.............  Sales office                    11,500       December 31, 2001
Gurnee, IL...............  Retail outlet                    6,141       January 31, 2000
Westend, NJ..............  Retail outlet                    2,400       May 30, 2004
Troy, MI.................  Sales office                     1,435       May 30, 2004
Long Branch, NJ..........  Retail outlet                    1,200       Month-to-month
Chicago, IL..............  Retail store                       560       October 31, 2007

     Salton owns all of the facilities listed below, which it acquired in connection with the acquisition of Toastmaster in January 1999. These facilities have been pledged as collateral to secure payment of Salton's debt obligations. The following table sets forth the location and approximate square footage of each of Salton's significant owned facilities.

LOCATION                                               USE                    SQUARE FEET
--------                                               ---                    -----------
Boonville, Missouri..................  Warehouse and service center             169,000
Macon, Missouri......................  Manufacturing facility                   171,000
Laurinburg, NC.......................  Manufacturing and warehouse facility     223,000
Columbia, Missouri...................  Warehouse                                107,000
Columbia, Missouri...................  Warehouse                                 65,000
Moberly, Missouri....................  Warehouse                                134,000
Columbia, Missouri...................  Administrative offices                    62,000
Boonville, Missouri..................  Idle facility                             58,000
Kirksville, Missouri.................  Warehouse                                114,000

     Salton believes that its facilities generally are suitable and adequate for its current level of operations and provide sufficient productive capacity for its foreseeable needs without the need for material capital expenditures.

LEGAL PROCEEDINGS

  Trademark Litigation

     In November 1996, White Consolidated filed suit for injunctive relief and damages against CBS in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates White Consolidated's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold White Consolidated its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming White Consolidated, Windmere, Salton and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. A trial date of June 28, 1999 has been set by the court. CBS seeks an injunction prohibiting Salton, Windmere and White Consolidated from using the White-Westinghouse(R) name on products not specifically enumerated in the sale documents between CBS's predecessor and White Consolidated, and unspecified damages and attorneys' fees. An adverse decision in this trademark litigation could prohibit or restrict the further use of the White-Westinghouse(R) name by Salton and/or Windmere and therefore could result in the possible termination or significant modification of Salton's supply agreement with Kmart and Salton's supply agreement with Zellers.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of Salton's management and other resources. White Consolidated is currently defending Salton in this action. There can be no assurance that White Consolidated will prevail in its lawsuit, or that White Consolidated, Salton and the other co-defendants will prevail in the defense of CBS's lawsuit. In the event that a favorable outcome for Salton is not obtained, Salton intends to vigorously pursue its right to indemnification under indemnification provisions in its license agreements with White Consolidated relating to the White-Westinghouse(R) brand name. There can be no assurance that White Consolidated will agree on the scope of the indemnity, or that any such indemnity payment which may become due to Salton will be paid fully or in a timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office in opposition to White Consolidated's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the trademark litigation in the Pennsylvania court. Even if the trademark litigation is resolved in Salton's favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon Salton's business, financial condition and results of operations.

     On May 13, 1999, Whirlpool Properties, Inc. and Whirlpool Corporation brought suit against Salton in Michigan federal court alleging trademark infringement, false designation of origin and dilution. Whirlpool claims that Salton's logo, which includes an elliptical shape placed at an angle around part of the "Salton" name, infringes the Whirlpool logo which includes an elliptical shape placed at an angle around part of the "Whirlpool" name. Whirlpool is seeking injunctive relief and an unspecified amount of damages.

  Environmental

     Toastmaster is a party to environmental proceedings at two sites which are described below and is investigating the need for remediation at two additional facilities of the Toastmaster. Salton has accrued approximately $300,000 for the anticipated future costs of investigation and remediation. Although such costs could exceed that amount, Salton believes that any such excess will not be material to Salton.

     On May 30, 1991, the Missouri Department of Natural Resources submitted a letter to Toastmaster proposing to place its Kirksville, Missouri facility on the Missouri Registry of Confirmed Abandoned or Uncontrolled Hazardous Waste Disposal Sites in Missouri. Toastmaster appealed the listing. A consent agreement resolving the matter was executed in February 1997 and, as a result, the site will not be listed. A remedial action plan is currently being developed. Toastmaster is committed to an appropriate remediation of the site.

     Toastmaster is one of over 300 potentially responsible parties at the Missouri Electric Work site in Cape Girardeau, Missouri, which has been identified for cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). Under CERCLA, a responsible party's liability for cleanup costs is strict, joint and several. A consent decree has been entered into by responsible parties which includes a commitment to pay for soil remediation and groundwater investigation at the Site. This decree has been approved. Under the consent decree's allocation formula, Toastmaster's fractional share of the cost of soil remediation and groundwater investigation is approximately 0.479% of the total cost, which percentage and therefore the portion of the remediation and investigation costs borne by Toastmaster may vary depending upon the government's or participating responsible parties ability to collect from non-signing responsible parties or the failure of signing responsible parties to pay the amounts for which they are responsible under the consent decree. The total cost for soil remediation and groundwater investigation is currently estimated at $17 million. Based on this estimate, and taking into account the portion agreed to be borne by de minimus settlors, settling federal defendants and the Environmental Protection Agency, Toastmaster's allocated share of costs under this consent decree is estimated to be approximately $50,000.

     The provisions of the consent decree to which the Toastmaster is a party do not address groundwater remediation, the cost of which has not been determined. Primarily because of the small volume of waste Toastmaster allegedly contributed to the site, as well as the large number of other responsible parties and the EPA's commitment to pay 20% of total cost of groundwater remediation, Toastmaster does not anticipate that its share of groundwater remediation costs will be material.

     Contamination was detected at the Laurinburg, North Carolina facility of the same types of materials as those detected at the Kirksville site described above. Toastmaster notified the North Carolina Department of Health and Environment of this contamination. Toastmaster was notified by letter dated February 5, 1990 that the Laurinburg facility has been included on the Inactive Hazardous Waste Sites Priority List. Once placed on this list, responsible parties are encouraged to cleanup the site or, if the site endangers public health or the environment, a remedial action can be ordered by the State. After conducting the necessary investigative work and acquiring the approval of the State, a remedial plan was implemented at this site consisting of a groundwater recovery system. In addition, a former waste water treatment facility has been closed in accordance with applicable environmental requirements.

     Contamination was detected at the Macon, Missouri facility of the same type of materials as those detected at the Kirksville site previously described. Toastmaster has entered into a contract with a consultant to provide further investigative and remedial work. An agreement to enter the Voluntary Cleanup Program with the Missouri Department of Natural Resources to remediate the Macon, Missouri facility contamination was signed in March 1996.

  Arbitration

     On April 20, 1999, Jay Kordich filed a notice of arbitration asserting a breach of contract claim against Salton due to Salton's alleged failure to pay royalties to Mr. Kordich for the sale of certain juice extractors and related health products. Mr. Kordich also asserts various other causes of action for an accounting, breach of covenant of good faith and fair dealing, trademark infringement, unfair competition, permanent injunction, fraud, negligent misrepresentation, age discrimination, Lanham Act violations, breach of fiduciary duty and rescission of contract, and Mr. Kordich is seeking compensatory and punitive damages of $15 million. An arbitration hearing has been scheduled for September 17, 1999.

     Salton believes that Mr. Kordich's claims are without merit, and Salton intends to vigorously defend itself in the arbitration proceeding.

  Other

     Salton is a party to various other actions and proceedings incident to its normal business operations. Salton believes that the outcome of such litigation will not have a material adverse effect on the financial condition or results of operations of Salton. Salton also has product liability and general liability insurance policies in amounts it believes to be reasonable given its current level of business. Although historically Salton has not had to pay any material product liability claims, it is conceivable that Salton could incur claims for which it is not insured.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following tables sets forth certain information with respect to each of Salton's directors and executive officers:

NAME                        AGE              POSITION(S) WITH SALTON
----                        ---              -----------------------
David C. Sabin............  49    Chairman of the board of directors and
                                  Secretary
Leonhard Dreimann.........  50    Chief Executive Officer and director
William B. Rue............  51    President, Chief Operating Officer and
                                  director
John E. Thompson..........  52    Senior Vice President and Chief Financial
                                  Officer
Robert A. Bergmann........  33    Director
Frank Devine..............  54    Director
Bert Doornmalen...........  54    Director
Bruce G. Pollack..........  40    Director

     DAVID C. SABIN has served as Chairman of Salton since September 1991 and has served as Secretary and a director of Salton since its inception in August 1988 and is a founder of Salton. Mr. Sabin served as the president and a director of Glacier Holdings, Inc., a publicly held company, from December 1988 through May 1994 and as a director of Salton Time Inc., a wholly-owned subsidiary of Glacier Holdings, since 1989. Salton Time was an importer and distributor of quartz wall and alarm clocks. From 1991 through May 1994, Mr. Sabin was an officer and a director of Stylemaster, Inc., a wholly-owned subsidiary of Glacier Holdings, which was engaged in the manufacture and distribution of plastic housewares articles. Stylemaster, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code in March 1994. During 1994, Glacier Holdings and its subsidiaries ceased operations and were liquidated.

     LEONHARD DREIMANN has served as Chief Executive Officer and a director of Salton since its inception in August 1988 and is a founder of Salton. From 1988 to July 1998, Mr. Dreimann served as President of Salton. From 1987 to 1988, Mr. Dreimann served as president of Salton's predecessor Salton, Inc., a wholly-owned subsidiary of SEVKO, Inc. Prior to 1987, Mr. Dreimann served as managing director of Salton Australia Pty. Ltd., a distributor of Salton brand kitchen appliances. From 1988 to December 1993, Mr. Dreimann served as an officer and a director of Glacier Holdings, and as a director of its wholly-owned subsidiary Glacier Water Systems, Inc. from 1987 to December 1993. Glacier developed, manufactured and marketed an in-home water filtration system. During 1994, Glacier Holdings and its subsidiaries ceased operations and were liquidated. From 1989 to December 1993, Mr. Dreimann served as an officer and a director of Salton Time.

     WILLIAM B. RUE has served as President of Salton since August 1998, as Chief Operating Officer of Salton since December, 1994 and as Chief Financial Officer and Treasurer of Salton since September, 1988. Mr. Rue became a director of Salton in July 1999. From 1985 to 1988, he was Treasurer of SEVKO, Inc. and from 1982 to 1984 he was Vice President -- Finance of Detroit Tool Industries Corporation. Prior to that time, Mr. Rue had been employed since 1974 by the accounting firm of Touche Ross & Co.

     JOHN E. THOMPSON has served as Senior Vice President and Chief Financial Officer of Salton since January 1999. Since 1987, Mr. Thompson has served as Executive Vice President, Chief Financial Officer, Treasurer and a director of Toastmaster, Inc. From 1970 to 1987, Mr. Thompson served in several capacities at Toastmaster, the last of which was as Senior Vice President of Toastmaster. Mr. Thompson currently serves as a director of Columbia, Missouri based First National Bank & Trust Company.

     ROBERT A. BERGMANN has been a director of Salton since July, 1998. Mr. Bergmann has been a Principal of Centre Partners Management LLC since 1995. From 1989 to 1991 and from 1993 to 1995, Mr. Bergmann was an Associate of Centre Partners L.P. Mr. Bergman serves as a director of Rembrandt Photo Services and a number of other private corporations.

     FRANK DEVINE has been a director of Salton since December, 1994. Mr. Devine serves as a business consultant for various entities. He has founded or co-founded Bachmann-Devine, Incorporated, a venture capital firm, American Home, Inc., an importer of hand-loomed rugs and decorative accessories, World Wide Digital Vaulting, Inc., an on-line digital data storage company and Shapiro, Devine & Craparo, Inc., a household goods manufacturers representation company serving the retail industry. Mr. Devine also serves on the board of directors of these companies.

     BERT DOORNMALEN has been a director of Salton since July, 1994. Mr. Doornmalen has been the Managing Director of Markpeak Ltd., a Hong Kong company which represents Salton in the procurement and inspection of products in the Far East, since 1981.

     BRUCE G. POLLACK has been a director of Salton since July 1998. Mr. Pollack has been a Managing Director of Centre Partners Management LLC since 1995. Mr. Pollack is also a Partner of Centre Partners L.P. which he joined in 1991. Mr. Pollack serves as a director of KIK Corp. Holdings Inc., Rembrandt Photo Services, Johnny Rockets Group, Inc. and a number of other private corporations.

     The board of directors is divided into three classes, each of whose members serve for a staggered three-year term. The board is comprised of two class I directors (David C. Sabin and Robert A. Bergmann), three class II directors (William B. Rue, Bert Doornmalen and Bruce G. Pollack) and two class III directors (Leonhard Dreimann and Frank Devine).

     Centre Partners has the right to designate: (1) two directors to serve on the board of directors so long as it and its affiliates own at least 12.5% of the total voting power of Salton, and (2) one director to serve on the board of directors so long as it and its affiliates own at least 7.5% of the total voting power of Salton. Centre Partners has designated Robert A. Bergmann and Bruce G. Pollack to serve on the board of directors.

EMPLOYMENT AGREEMENTS

     David C. Sabin, Chairman of the Board, Leonhard Dreimann, Chief Executive Officer, and William B. Rue, President, Chief Operating Officer, have each entered into employment agreements, effective as of December 19, 1997, which provide for their continued employment in their present capacities with Salton through December 31, 2001. Messrs. Sabin and Dreimann are entitled to annual salaries at the rate of $425,000 through June 30, 1998 and $500,000 thereafter. Mr. Rue is entitled to an annual salary at the rate of $285,000 through June 30, 1998 and $350,000 thereafter. In addition, commencing with calendar 1998, each of the executives is entitled to an annual bonus each calendar year ranging from 25% of his base salary, if Salton achieves threshold performance goals, to 100% of his salary, if Salton achieves target performance goals, to 125% of his salary, if Salton achieves maximum performance goals.

     Under the terms of the employment agreements, if an executive is terminated without cause or resigns with good reason, he is entitled to receive a lump-sum payment equal to his salary for the remainder of the term, plus the bonuses he would have received if Salton achieved target performance goals for the remainder of the term and other benefits which he would have been entitled to for the remainder of the term. The termination without cause of an executive or resignation for good reason by an executive constitutes good reason for the other executives to resign under the employment agreements. In addition, if an executive voluntarily terminates his employment within two years after a change of control of Salton, he is entitled to receive a lump sum payment equal to his salary and other benefits for the remainder of the term; provided that the termination of employment by an executive during the 30 day period immediately following the one-year anniversary of the change of control constitutes good reason under the executive's employment agreement.

     Under the employment agreements, Salton granted to each of the executives on December 18, 1998 options to purchase 63,179 shares of Salton common stock at an exercise price of $20 7/8 per share and has agreed to grant to each of the executives options to purchase an additional 63,179 shares of Salton common stock with an exercise price equal to the closing price of Salton common stock on the NYSE on

December 17, 1999. Upon a change of control prior to the granting of such options, each executive may elect to receive in lieu of the exercise of such options a lump sum payment equal to (1) the difference between (x) the average of the closing price of Salton common stock on the NYSE for the five trading days immediately preceding the change of control and (y) $15.25, multiplied by
(2) the number of shares of Salton common stock subject to such options.

     Mr. John E. Thompson, Chief Financial Officer, has an employment agreement with Toastmaster which provides that he may terminate his employment, upon ten days' prior written notice, at any time within one year after a "Change of Control" (such as Salton's acquisition of Toastmaster) and will be entitled to receive two years' salary plus the proportionate amount of any incentive bonus and other compensation, payments and benefits which would otherwise have been received by the employer with respect to the year in which employment was terminated.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to Salton with respect to the beneficial ownership of its common stock (1) as of June 23, 1999 and (2) immediately following this offering by:

     - the persons known by Salton to be the beneficial owners of more than 5% of the outstanding shares of common stock,

     - each director and executive officer of Salton,

     - all directors and executive officers of Salton as a group, and

     - each selling stockholder.

     Unless otherwise indicated, all persons listed have sole voting and investment power with respect to their shares of common stock.

                                             SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                             OWNED PRIOR TO THIS                OWNED AFTER THIS
                                                  OFFERING                          OFFERING
                                             -------------------               ---------------------
                                              NUMBER     PERCENT    OFFERED     NUMBER       PERCENT
NAME                                          ------     -------    -------     ------       -------
Centre Partners Group(1)...................  2,599,841    28.4%      456,791   2,143,050      19.2%
Dominator Investors Group(2)...............    350,314     3.7       350,314          --        --
Mr. Leonhard Dreimann(3)...................    580,756     6.3                   391,300(10)   3.5
Mr. William B. Rue(4)......................    249,338     2.7                   207,468(10)   1.8
Mr. David C. Sabin(5)......................    382,928     4.1       107,895     275,033       2.4
Mr. John E. Thompson(6)....................     10,000       *                    10,000         *
Mr. Frank Devine(7)........................     30,300       *                    30,300         *
Mr. Bert Doornmalen(8).....................     21,000       *                    21,000         *
Mr. Robert A. Bergmann(1)..................          0       *                         0         *
Mr. Bruce G. Pollack(1)....................          0       *                         0         *
All directors and executive officers as a
  group (8 persons)(9).....................  1,624,636    17.0%                  935,101       8.1%

---------------

 *  Less than 1%.

(1) Consists of an aggregate of 246,900 shares of common stock and 40,000 shares of convertible preferred stock:

     - 75,996 shares of common stock and 12,312 shares of convertible preferred stock owned of record by Centre Capital Investors II, L.P.;

     - 24,726 shares of common stock and 4,006 shares of convertible preferred stock owned of record by Centre Capital Tax-Exempt Investors II, L.P.;

     - 16,535 shares of common stock and 2,679 shares of convertible preferred stock owned of record by Centre Capital Offshore Investors II, L.P.;

     - 1,167 shares of common stock and 189 shares of convertible preferred stock owned of record by Centre Parallel Management Partners, L.P.;

     - 13,068 shares of common stock and 2,177 shares of convertible preferred stock owned of record by Centre Partners Coinvestment, L.P.; and

     - 115,408 shares of common stock and 18,697 shares of convertible preferred stock owned of record by the State Board of Administration of Florida.

          As of June 23, 1999, the 40,000 shares of convertible preferred stock were convertible into 2,352,941 shares of Salton's common stock. Investors II, Tax-Exempt II and Offshore II are limited partnerships, of which the general partner of each is Centre Partners II, L.P., and of which Centre Partners Management LLC is an attorney-in-fact. Parallel and Coinvestment are also limited partnerships. In its capacity as manager of certain investments for the State Board of Administration of Florida pursuant to a management agreement, Centre Management is an attorney-in-fact of Parallel. Centre Partners II LLC is the ultimate general partner of each of Investors II, Tax-Exempt II, Offshore II, Parallel and Coinvestment. Bruce G. Pollack is Managing Director of Centre Management and Centre Partners II LLC and as such may be deemed to beneficially own and share the power to vote or dispose the common stock and convertible preferred stock held by Investors II, Tax-Exempt II, Offshore II, Parallel, Coinvestment and the State Board of Administration of Florida. Mr. Pollack disclaims the beneficial ownership of such common stock and Convertible Preferred Stock. The foregoing is based upon information contained in a Schedule 13D/A dated September 16, 1998, filed with the SEC.

(2) Dominator Investors Group is a Hong Kong corporation. Mr. Dreimann beneficially owns 54.1% of Dominator, and Mr. Rue beneficially owns 12% of Dominator.

(3) Includes 189,456 shares beneficially owned as a result of Mr. Dreimann's 54.1% ownership of Dominator and 82,147 shares which may be acquired upon the exercise of immediately exercisable options.

(4) Includes 41,870 shares beneficially owned as a result of Mr. Rue's 12% ownership of Dominator and 137,146 shares which may be acquired upon the exercise of immediately exercisable options.

(5) Includes 117,147 shares of common stock which may be acquired upon the exercise of immediately exercisable stock options. Also includes (a) 127,734 shares owned by Duquesne Financial Corporation, an Illinois corporation which is owned by Susan Sabin, and (b) 64,700 shares owned by Susan Sabin. Susan Sabin is David Sabin's wife. Mr. Sabin disclaims beneficial ownership of all shares owned by Duquesne and Susan Sabin.

(6) Includes 5,000 shares of common stock which may be acquired upon the exercise of immediately exercisable options.

(7) Includes 21,000 shares of common stock which may be acquired upon the exercise of immediately exercisable options.

(8) Includes 21,000 shares of common stock which may be acquired upon the exercise of immediately exercisable options.

(9) Includes an aggregate of 383,440 shares which may be acquired by directors and officers of Salton upon the exercise of immediately exercisable options. See footnotes 2 through 8 above.

(10) Reflects the sale of 189,456 shares by Dominator which Mr. Dreimann beneficially owns as a result of his 54.1% interest in Dominator and the sale of 41,870 shares by Dominator which Mr. Rue beneficially owns as a result of his 12% interest in Dominator.

     The addresses of the persons shown in the table above who are beneficial owners of more than five percent of Salton's common stock are as follows:
Messrs. Dreimann, Sabin and Rue and Dominator Investors Group, 550 Business Center Drive, Mount Prospect, Illinois 60056; and Centre Partners Management LLC, 30 Rockefeller Plaza, Suite 5050, New York, New York 10020.

      UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

     The following summary describes the principal United States federal income tax consequences of the purchase, ownership and disposition of Salton common stock by a holder that, for United States federal income tax purposes, is not a "U.S. Holder" (as defined below) (a "Non-U.S. Holder"). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations ("Regulations"), changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, with retroactive effect. This summary discusses only Salton common stock held as a capital asset within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to holders subject to special rules, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons holding our common stock as part of a hedging, conversion, or straddle transaction, or holders whose functional currency is not the United States dollar. Persons considering the purchase of our common stock should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is, for the United States federal income tax purposes:

     - a citizen or individual resident of the United States;

     - a corporation (or other entity treated as a corporation) or partnership created in or under the laws of the United States or of any State thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons).

TAXATION OF DIVIDENDS

     In general, Non-U.S. Holders will be subject to United States income or withholding taxation on dividends paid, or deemed paid, by Salton on its common stock. With respect to Non-U.S. Holders that are not engaged in a United States trade or business, dividends paid by Salton to such Non-U.S. Holders will be subject to United States withholding tax at a 30 percent rate (unless reduced by an applicable income tax treaty). If the receipt of a dividend by a Non-U.S. Holder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, the dividend will be subject to United States federal income tax imposed on net income on the same basis that applies to United States holders generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

SALE, REDEMPTION OR OTHER DISPOSITION OF THE STOCK

     Except as provided below, a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax with respect to gain recognized on the sale or other disposition of our common stock, unless (1) the gain is effectively connected with the conduct of a United States trade or business by such Non-U.S. Holder or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are met.

     If proceeds from the disposition of our common stock are effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder (or the Non-U.S. Holder is otherwise subject to

United States federal income taxation on a net income basis), such Non-U.S. Holder generally will be subject to the rules that apply to U.S. holders generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to United States federal withholding tax (subject to any modification provided under an applicable income tax treaty).

UNITED STATES FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States on the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, Salton must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder, and the tax withheld on such dividends, regardless of whether any tax has actually been withheld. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides.

     Backup withholding generally will not apply to payments made to a Non-U.S. Holder of our common stock that provides the appropriate certification of foreign status. Payments by a United States office of a broker of the proceeds of a disposition of our common stock generally will not be subject to backup withholding if the Non-U.S. Holder certifies it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of the disposition of our common stock by or through a foreign office of a United States broker or a foreign broker that is a related person, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption.

     The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, such regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations generally are effective for payments made after December 31, 2000, subject to certain transaction rules.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated           , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber Incorporated and DLJdirect Inc., have severally agreed to purchase from Salton and the selling stockholders the number of shares set forth opposite their names below.

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........
PaineWebber Incorporated....................................
DLJdirect Inc. .............................................
                                                                   --------
          Total.............................................
                                                                   ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of the representations of Salton and the selling stockholders, the receipt of a "comfort letter" from Salton's accountants, the listing of the common stock on the NYSE and no occurrence of an event that would have a material adverse effect on Salton. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share on
sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Salton and Centre Partners have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 438,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to specific conditions, to purchase a number of additional shares approximately proportionate to this underwriter's initial purchase commitment.

     Salton and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     Salton, each of the selling stockholders and the executive officers and directors of Salton have agreed that, for a period of 90 days from the date of this prospectus, they will not, subject to some exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock or other securities, in cash or otherwise). In addition, for a 180 day period Salton has agreed not to file any registration statement with respect to, and each of its executive officers, directors and the selling stockholders has agreed not to make demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Other than in the United States, no action has been taken by Salton, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would be permitted or legal.

Stabilization

     In connection with this offering, any of the underwriters may decide to engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Pricing of the Offering

     The offering price for the common stock was based on discussions between Salton and the representatives of the underwriters. Among the factors considered in determining the offering price were the demand for the common stock, the market price for the common stock, the level of trading volume in the common stock, the general market for companies Salton's industry and market conditions in general.

                                 LEGAL MATTERS

     Legal matters in connection with the offering described in this prospectus will be passed upon for Salton by Sonnenschein Nath & Rosenthal, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS

     The financial statements of Salton as of June 27, 1998 and June 28, 1997 and for each of the three years in the period ended June 27, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Toastmaster as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 have been included in this prospectus and in the registration statement in reliance on the report of KPMG LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the registration statement, upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Salton. In addition, our common stock is listed on the New York Stock Exchange and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

     We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the Commission in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     - Annual Report on Form 10-K for the fiscal year ended June 27, 1998, except for Item 8 of the Report, as amended by the amendment to the 1998 10-K filed with the SEC on October 21, 1998.

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended September 26, 1998, December 26, 1998 and March 27, 1999;

     - Current Report on Form 8-K filed with the SEC on January 15, 1999.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: Salton, Inc. Attention: William B. Rue, 550 Business Center Drive, Mount Prospect, Illinois 60056, telephone number: (847) 803-4600.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
Introduction to Unaudited Pro Forma Consolidated Financial
  Statements................................................  F-2
Unaudited Pro Forma Consolidated Balance Sheet at March 27,
  1999......................................................  F-3
Unaudited Pro Forma Consolidated Statement of Operations and
  Other Data for the Year ended June 27, 1998...............  F-4
Unaudited Pro Forma Consolidated Statement of Operations and
  Other Data for the Thirty-Nine Weeks ended March 27,
  1999......................................................  F-5
Notes to Unaudited Pro Forma Consolidated Financial
  Statements................................................  F-6

CONSOLIDATED FINANCIAL STATEMENTS:
SALTON
Years ended June 27, 1998, June 28, 1997, and June 29, 1996
Independent Auditors' Report................................  F-9
Consolidated Balance Sheets as of June 27, 1998 and June 28,
  1997......................................................  F-10
Consolidated Statements of Earnings for the Years ended June
  27, 1998, June 28, 1997, and June 29, 1996................  F-11
Consolidated Statements of Stockholders' Equity for the
  Years ended June 27, 1998, June 28, 1997, and June 29,
  1996......................................................  F-12
Consolidated Statements of Cash Flows for the Years ended
  June 27, 1998, June 28, 1997, and June 29, 1996...........  F-13
Notes to Consolidated Financial Statements..................  F-14
Thirty-Nine Weeks ended March 27, 1999 and March 28, 1998
Consolidated Balance Sheets at March 27, 1999 (Unaudited)
  and June 27, 1998.........................................  F-26
Consolidated Statements of Earnings for the Thirty-Nine
  Weeks ended March 27, 1999 and March 28, 1998
  (Unaudited)...............................................  F-27
Consolidated Statements of Cash Flows for the Thirty-Nine
  Weeks ended March 27, 1999 and March 28, 1998
  (Unaudited)...............................................  F-28
Notes to Consolidated Financial Statements (Unaudited)......  F-29
TOASTMASTER
Years ended December 31, 1998, 1997 and 1996
Independent Auditors' Report................................  F-34
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-35
Consolidated Statements of Operations for the Years ended
  December 31, 1998, 1997 and 1996..........................  F-36
Consolidated Statements of Stockholders' Equity for the
  Years ended December 31, 1998, 1997 and 1996..............  F-37
Consolidated Statements of Comprehensive Income (Loss) for
  the Years ended December 31, 1998, 1997 and 1996..........  F-38
Consolidated Statements of Cash Flows for the Years ended
  December 31, 1998, 1997 and 1996..........................  F-39
Notes to Consolidated Financial Statements..................  F-40

                                INTRODUCTION TO
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     In July 1998, we issued $40.0 million of our convertible preferred stock to affiliates of Centre Partners Management LLC, and we repurchased 6,535,072 shares of our common stock owned by Windmere-Durable Holdings, Inc. for $12 per share plus a $15.0 million junior subordinated note. In December 1998, we issued $125.0 million of 10 3/4 senior subordinated notes, primarily to repay certain indebtedness. In January 1999, we acquired Toastmaster for an aggregate consideration of approximately $53.2 million. We also repaid approximately $57.8 million of Toastmaster's outstanding indebtedness in connection with the acquisition. The unaudited pro forma statement of income data set forth below gives effect to these transactions and our application of the net proceeds from the sale of 2,005,000 shares of common stock in this offering, at an assumed public offering price of $49 7/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if they had been consummated on June 29, 1997.

     We sometimes refer to the stock repurchase and the issuance of the convertible preferred stock as the "Recapitalization" in the following unaudited pro forma consolidated statements of operations data.

     The following unaudited pro forma consolidated balance sheet reflects adjustments to Salton's historical consolidated balance sheet at March 27, 1999 to give effect to the application of the net proceeds from the sale of 2,005,000 shares of common stock in this offering at an assumed public offering price of $49 7/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if the offering had been consummated on March 27, 1999.

     The unaudited pro forma consolidated financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that Salton believes are reasonable. The pro forma financial information is for informational purposes only and does not purport to represent what Salton's results of operations or financial position would have actually been had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated. In preparing the pro forma financial information, Salton believes it has utilized reasonable methods to conform the basis of presentation of each of Salton's and Toastmaster's historical financial statements. The acquisition of Toastmaster has been accounted for herein by the purchase method of accounting. The pro forma information reflects preliminary estimates of the allocation of the purchase price and is subject to final determination. The pro forma information does not reflect cost savings expected by Salton's management to be achieved over time following the acquisition of Toastmaster. These cost savings may include: (1) more favorable product pricing and other terms through outsourcing manufacturing of products overseas; and (2) advertising, ocean freight, warehousing and corporate overhead expenses. Salton's ability to recognize certain of these cost savings will depend to a significant extent on its ability to successfully integrate the operations of Salton and Toastmaster and other factors, including economic conditions and the retail environment.

     You should read the unaudited pro forma consolidated financial statements and accompanying notes in conjunction with the historical financial statements, including the related notes, of Salton and of Toastmaster and with other financial information pertaining to Salton including "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                  SALTON, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 27, 1999

                                                         HISTORICAL      OFFERING
                                                         SALTON(1)      ADJUSTMENTS     AS ADJUSTED
                                                                   (DOLLARS IN THOUSANDS)
ASSETS:
  Cash.................................................   $ 19,823       $ 100,000(3)
                                                                           (32,000)(4)
                                                                           (45,000)(4)
                                                                            (5,000)(3)
                                                                              (650)(3)
                                                                              (900)(4)
                                                                            (1,028)(4)
                                                                         ---------
                                                                            15,422       $ 35,245
  Accounts receivable, net of allowances...............     89,886              --         89,886
  Inventories..........................................    120,178              --        120,178
  Prepaid expenses and other current assets............      5,203              --          5,203
  Income tax receivable................................      3,217              --          3,217
  Deferred tax assets..................................      4,313              --          4,313
                                                          --------       ---------       --------
          Total current assets.........................    242,620          15,422        258,042
  Property, plant and equipment........................     40,384              --         40,384
  Less accumulated depreciation........................    (17,881)             --        (17,881)
                                                          --------       ---------       --------
     Net property, plant and equipment.................     22,503              --         22,503
  Intangibles, net and other assets....................     50,652              --         50,652
                                                          --------       ---------       --------
          TOTAL ASSETS.................................   $315,775       $  15,422       $331,197
                                                          ========       =========       ========
Liabilities
  Revolving line of credit and other current debt......   $ 34,293       $ (32,500)(4)   $  1,793
  Accounts payable.....................................     25,938                         25,938
  Accrued expenses.....................................     22,242          (1,028)(4)     21,214
  Income taxes payable.................................      6,902            (342)(4)      6,560
                                                          --------       ---------       --------
          Total current liabilities....................     89,375         (33,870)        55,505
  Non-current deferred tax liability...................      1,213              --          1,213
  Long term debt.......................................    169,500         (44,500)(4)    125,000
  Notes payable........................................     13,021              --         13,021
                                                          --------       ---------       --------
          Total liabilities............................    273,109         (78,370)       194,739
Stockholders' equity:
  Preferred stock......................................
  Common stock.........................................        131                            131
  Treasury stock.......................................    (90,804)         34,219(3)     (56,585)
  Accumulated other comprehensive income...............          7                              7
  Additional paid-in capital...........................     90,730          65,781(3)     150,861
                                                                            (5,000)(3)
                                                                              (650)(3)
                                                                         ---------
                                                                            60,131
  Retained earnings....................................     42,602            (558)(4)     42,044
                                                          --------       ---------       --------
          Total stockholders' equity...................     42,666          93,792        136,458
                                                          --------       ---------       --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...   $315,775       $  15,422       $331,197
                                                          ========       =========       ========

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                  SALTON, INC.

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER DATA
                        FISCAL YEAR ENDED JUNE 27, 1998

                                                       PRO FORMA
                                                    ADJUSTMENTS FOR     PRO FORMA FOR                         PRO FORMA
                                                    RECAPITALIZATION   RECAPITALIZATION                    ADJUSTMENTS FOR
                                       HISTORICAL      AND NOTES          AND NOTES         HISTORICAL       TOASTMASTER
                                       SALTON(1)        OFFERING           OFFERING       TOASTMASTER(2)     ACQUISITION
                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Net sales:.........................   $305,599              --           $305,599          $159,602               --
  Cost of goods sold.................    179,376        $ (1,353)(5)        178,023           120,245               --
  Distribution expenses..............     12,327              --             12,327             9,683               --
                                        --------        --------           --------          --------          -------
  Gross profit.......................    113,896    1,353.......            115,249            29,674               --
  Selling, general and administrative
    expenses.........................     84,216              --             84,216            22,434          $   846(8)
                                                                                                                  (900)(9)
                                        --------        --------           --------          --------          -------
  Operating income...................     29,680    1,353.......             31,033             7,240               54
  Interest expense net...............     (5,333)        (10,297)(6)        (15,630)           (3,800)          (2,709)(10)
  Other expense......................         --              --                 --              (785)              --
  Costs associated with
    refinancing......................     (1,133)             --             (1,133)               --               --
  Realized gain on sale of marketable
    securities.......................      8,972              --              8,972                --               --
                                        --------        --------           --------          --------          -------
  Income before income taxes.........     32,186          (8,944)            23,242             2,655           (2,655)
  Income taxes (benefit).............     12,205          (3,399)(7)          8,806               806             (687)(7)
                                        --------        --------           --------          --------          -------
  Net income.........................   $ 19,981        $ (5,545)          $ 14,436          $  1,849          $(1,968)
                                        ========        ========           ========          ========          =======
  Basic earnings per common share....   $   1.53                           $   2.21
                                        ========                           ========
  Diluted earnings per common and
    common equivalent share..........   $   1.48                           $   1.59
                                        ========                           ========
  Weighted average common shares
    outstanding......................     13,062                              6,527
  Weighted average common and common
    equivalent shares outstanding....     13,506                              9,101
OTHER DATA:
  EBITDA(12).........................   $ 33,981                           $ 35,334          $ 10,941
  EBITDA margin(13)..................       11.1%                              11.6%              6.9%
  Depreciation and amortization......   $  4,301                           $  4,301          $  3,701
  Capital expenditures...............      4,565                              4,565             3,529

                                         PRO FORMA FOR
                                       RECAPITALIZATION
                                        NOTES OFFERING
                                        AND TOASTMASTER     OFFERING      PRO FORMA
                                          ACQUISITION      ADJUSTMENTS   AS ADJUSTED
                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Net sales:.........................      $465,201               --      $465,201
  Cost of goods sold.................       298,268                        298,268
  Distribution expenses..............        22,010                         22,010
                                           --------          -------      --------
  Gross profit.......................       144,923               --       144,923
  Selling, general and administrative
    expenses.........................       106,596               --       106,596
                                           --------          -------      --------
  Operating income...................        38,327                         38,327
  Interest expense net...............       (22,139)         $ 6,560(11)   (15,579)
  Other expense......................          (785)              --          (785)
  Costs associated with
    refinancing......................        (1,133)              --        (1,133)
  Realized gain on sale of marketable
    securities.......................         8,972               --         8,972
                                           --------          -------      --------
  Income before income taxes.........        23,242            6,560(11)    29,802
  Income taxes (benefit).............         8,925            2,493(7)     11,418
                                           --------          -------      --------
  Net income.........................      $ 14,317          $ 4,067      $ 18,384
                                           ========          =======      ========
  Basic earnings per common share....      $   2.19                       $   2.05
                                           ========                       ========
  Diluted earnings per common and
    common equivalent share..........      $   1.57                       $   1.66
                                           ========                       ========
  Weighted average common shares
    outstanding......................         6,527                          8,989
  Weighted average common and common
    equivalent shares outstanding....         9,101                         11,106
OTHER DATA:
  EBITDA(12).........................      $ 47,175                       $ 47,175
  EBITDA margin(13)..................          10.1%                          10.1%
  Depreciation and amortization......      $  8,848                       $  8,848
  Capital expenditures...............         8,094                          8,094

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                  SALTON, INC.

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER DATA
                     THIRTY-NINE WEEKS ENDED MARCH 27, 1999

                                                           PRO FORMA
                                                        ADJUSTMENTS FOR
                                                        RECAPITALIZATION   PRO FORMA
                                           HISTORICAL      AND NOTES       FOR NOTES     HISTORICAL
                                           SALTON(1)        OFFERING       OFFERING    TOASTMASTER(2)
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Net sales:.............................   $371,412             --        $371,412       $ 91,024
  Cost of goods sold.....................    214,374             --         214,374         79,531
  Distribution expenses..................     14,521             --          14,521
                                            --------        -------        --------       --------
  Gross profit...........................    142,517             --         142,517         11,493
  Selling, general and administrative
    expenses.............................     90,832             --          90,832         13,540
                                            --------        -------        --------       --------
  Operating income.......................     51,685             --          51,685         (2,047)
  Interest expense net...................     (9,899)       $(1,743)(6)     (11,642)        (2,335)
  Other expense..........................         --             --              --             --
                                            --------        -------        --------       --------
  Income before income taxes.............     41,786         (1,743)         40,043         (4,382)
  Income taxes (benefit).................     14,131           (662)(7)      13,469            144
                                            --------        -------        --------       --------
  Net income (loss)......................   $ 27,655        $(1,081)       $ 26,574       $ (4,526)
                                            ========        =======        ========       ========
  Basic earnings per common share........   $   3.78                       $   4.04
                                            ========                       ========
  Diluted earnings per common and common
    equivalent share.....................   $   2.79                       $   2.82
                                            ========                       ========
  Weighted average common shares
    outstanding..........................      7,321                          6,579
  Weighted average common and common
    equivalent shares outstanding........      9,911                          9,436
OTHER DATA:
  EBITDA(12).............................   $ 56,235                       $ 56,235       $   (102)
  EBITDA margin(13)......................       15.1%                          15.1%          (0.1)%
  Depreciation and amortization..........   $  4,550                       $  4,550       $  1,945
  Capital expenditures...................      1,436                          1,436          1,568


                                              PRO FORMA       PRO FORMA FOR
                                           ADJUSTMENTS FOR   NOTES OFFERING
                                             TOASTMASTER     AND TOASTMASTER    OFFERING     AS ADJUSTED
                                             ACQUISITION       ACQUISITION     ADJUSTMENTS    PRO FORMA
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Net sales:.............................           --          $462,436             --       $462,436
  Cost of goods sold.....................           --           293,905             --        293,905
  Distribution expenses..................           --            14,521             --         14,521
                                               -------          --------         ------       --------
  Gross profit...........................           --           154,010             --        154,010
  Selling, general and administrative
    expenses.............................      $   434(8)        104,356             --        104,356
                                                  (450)(9)
                                               -------          --------         ------       --------
  Operating income.......................           16            49,654             --         49,654
  Interest expense net...................       (2,789)(10)      (16,766)        $4,297(11)    (12,469)
  Other expense..........................           --                --             --             --
                                               -------          --------         ------       --------
  Income before income taxes.............       (2,773)           32,888          4,297         37,185
  Income taxes (benefit).................         (889)(7)        12,724          1,633(7)      14,357
                                               -------          --------         ------       --------
  Net income (loss)......................      $(1,884)         $ 20,164         $2,664       $ 22,828
                                               =======          ========         ======       ========
  Basic earnings per common share........                       $   3.06                      $   2.52
                                                                ========                      ========
  Diluted earnings per common and common
    equivalent share.....................                       $   2.14                      $   2.00
                                                                ========                      ========
  Weighted average common shares
    outstanding..........................                          6,579                         9,041
  Weighted average common and common
    equivalent shares outstanding........                          9,436                        11,441
OTHER DATA:
  EBITDA(12).............................                       $ 56,583                      $ 56,583
  EBITDA margin(13)......................                           12.2%                         12.2%
  Depreciation and amortization..........                       $  6,929                      $  6,929
  Capital expenditures...................                          2,004                         2,004

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                  SALTON, INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

     The unaudited pro forma consolidated financial statements have been adjusted for the items set forth below.

 (1) Represents the historical financial position of Salton as of March 27, 1999 and the consolidated results of operations for the fiscal year ended June 27, 1998 and the thirty-nine weeks ended March 27, 1999. The Recapitalization occurred on July 28, 1998, the notes offering occurred on December 16, 1998 and the acquisition of Toastmaster occurred on January 7, 1999. Accordingly, the historical financial position of Salton as of March 27, 1999 and the historical results of operations for the thirty-nine weeks ended March 27, 1999 include the effects of the Recapitalization, the notes offering and the acquisition of Toastmaster from the respective dates of occurrence.

 (2) Represents the consolidated results of operations of Toastmaster for the twelve months ended June 30, 1998 and the six months ended December 31, 1998.

BALANCE SHEET

 (3) Reflects the receipt of net proceeds, after deducting $5,000 of offering costs and $650 for accounting, legal and printing expenses, of $94,350 from the issuance of 2.5 million shares of treasury stock.

 (4) Reflects the repayment of amounts outstanding under the credit agreement of: (a) $32,000 for amounts for the revolving line of credit; (b) $45,000 for amounts under the term loan of which $500 is classified as current portion of other debt; (c) $900 for termination costs associated with prepayment of the tranche B term loan; and (d) the payment of $1,028 of accrued interest.

STATEMENT OF OPERATIONS

 (5) Reflects 5.0% of fiscal year 1998 purchases made by Salton from Windmere which, under the terms of the junior subordinated note, are recorded as a reduction in interest and principal related to the note and as an associated reduction in cost of goods sold. During fiscal 1998, Salton purchased approximately $27,100 of products from Windmere.

 (6) Interest expense is adjusted to reflect:

     A. For fiscal year ended June 27, 1998 --

        (1) $14,065 of cash interest expense resulting from the following borrowings:

                                                          INTEREST   INTEREST
DEBT INSTRUMENT                       AVERAGE PRINCIPAL     RATE     EXPENSE
---------------                       -----------------   --------   --------
Senior subordinated notes...........      $125,000         10.750%   $13,438
Revolving credit facility...........         8,146           7.70%       627

        (2) the elimination of $5,647 of historical interest incurred on indebtedness outstanding under Salton's prior credit agreement, which indebtedness was paid in full in connection with the Recapitalization.

        (3) the amortization of financing costs of $1,151 over the life of the indebtedness; and

        (4) $728 of interest expense related to the junior subordinated note.

                                  SALTON, INC.

     B. For thirty-nine weeks ended March 27, 1999 --

        (1) $6,349 of additional cash interest expense resulting from the following borrowings:

                                                          INTEREST   INTEREST
DEBT INSTRUMENT                       AVERAGE PRINCIPAL     RATE     EXPENSE
---------------                       -----------------   --------   --------
Senior subordinated notes...........      $125,000         10.750%    $6,276
Revolving credit facility...........           962           7.70%        73

        (2) the elimination of (a) $360 of historical interest incurred on indebtedness outstanding under Salton's prior credit agreement, which indebtedness was paid in full in connection with the Recapitalization, and (b) $5,267 of historical interest incurred on indebtedness outstanding under the new credit agreement; and

        (3) the amortization of financing of $1,021 over the life of the indebtedness.

 (7) Income tax expense is adjusted to reflect the income tax effects of pro forma adjustments based upon an assumed tax rate of 38% and anticipated permanent differences.

 (8) A. For fiscal year ended June 27, 1998 --

         Reflects amortization of goodwill, less $112 of historical Toastmaster goodwill amortization.

     B. For thirty-nine weeks ended March 27, 1999 --

        Reflects amortization of goodwill, less $56 of historical Toastmaster goodwill amortization.

 (9) Eliminates salaries and benefits for certain executive officers of Toastmaster whose employment terminated upon consummation of the acquisition of Toastmaster.

(10) Interest expense is adjusted to reflect:

     A. For fiscal year ended June 27, 1998 --

        (1) $6,833 of cash interest resulting from the following borrowings:

                                                           INTEREST   INTEREST
DEBT INSTRUMENT                        AVERAGE PRINCIPAL     RATE     EXPENSE
---------------                        -----------------   --------   --------
Tranche B term loan..................       $45,000          8.25%     $3,713
Revolving credit facility............       $39,000           8.0%     $3,120

        (2) the elimination of $4,124 of historical interest on the existing Toastmaster debt.

     B. For thirty-nine weeks ended March 27, 1999 --

        (1) $5,124 of cash interest resulting from the following borrowings:

                                                           INTEREST   INTEREST
DEBT INSTRUMENT                        AVERAGE PRINCIPAL     RATE     EXPENSE
---------------                        -----------------   --------   --------
Tranche B term loan..................       $45,000          8.25%     $2,784
Revolving credit facility............       $39,000           8.0%     $2,340

        (2) the elimination of $2,335 of historical interest on the existing Toastmaster debt.

(11) Reflects the elimination of pro forma interest expense on amounts outstanding under the tranche B term loan and revolving credit facility as if they had been repaid with proceeds from this offering on June 28, 1998. The interest rate used reflects the rate charged at March 27, 1999. Also reflects the addition of $900 prepayment penalty associated with the tranche B term loan.

                                  SALTON, INC.

OTHER DATA

(12) EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, Salton's calculation of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

(13) EBITDA margin represents EBITDA as a percentage of net sales.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Salton/Maxim Housewares, Inc.
Mount Prospect, Illinois

     We have audited the accompanying consolidated balance sheets of Salton/Maxim Housewares, Inc. (the "Company") as of June 27, 1998 and June 28, 1997 and the related consolidated statements of earnings, of stockholders' equity and of cash flows for each of the three years in the period ended June 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Salton/Maxim Housewares, Inc. as of June 27, 1998 and June 28, 1997 and the results of its operations and its cash flows for each of the three years in the period ended June 27, 1998 in conformity with generally accepted accounting principles.

     As described in Note 16 to the consolidated financial statements, subsequent to June 27, 1998, the Company entered into a new debt agreement, issued preferred shares, repurchased approximately 50% of its outstanding common shares, and entered into a definitive merger agreement for the acquisition of Toastmaster Inc.

Deloitte & Touche LLP

September 3, 1998
Chicago, Illinois

                         SALTON/MAXIM HOUSEWARES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                JUNE 27,       JUNE 28,
                                                                  1998           1997
  ASSETS
CURRENT ASSETS:
  Cash......................................................  $    661,214   $  2,612,871
  Accounts receivable, less allowance:
     1998 -- $3,000,000; 1997 -- $2,400,000.................    43,224,852     25,646,677
  Inventories...............................................    76,505,088     41,967,801
  Prepaid expenses and other current assets.................     2,940,624      3,717,062
  Federal income taxes refundable...........................                    1,105,336
  Deferred income taxes.....................................     4,605,222      1,734,414
                                                              ------------   ------------
          Total current assets..............................   127,937,000     76,784,161
PROPERTY, PLANT AND EQUIPMENT:
  Molds and tooling.........................................    16,787,126     14,827,525
  Warehouse equipment.......................................       452,715        380,487
  Office furniture and equipment............................     5,341,755      3,792,035
                                                              ------------   ------------
                                                                22,581,596     19,000,047
  Less accumulated depreciation.............................   (14,266,296)   (10,684,016)
                                                              ------------   ------------
                                                                 8,315,300      8,316,031
Intangibles, net of accumulated amortization................     5,145,000      4,880,006
Non-current deferred income taxes...........................                      205,580
Investment in Windmere common stock.........................                   12,156,820
                                                              ------------   ------------
TOTAL ASSETS................................................  $141,397,300   $102,342,598
                                                              ============   ============
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving line of credit..................................  $ 50,475,078   $ 37,977,230
  Accounts payable..........................................    18,960,008     17,361,238
  Accrued expenses..........................................     7,234,506      2,856,512
  Income taxes payable......................................     6,499,342         93,085
  Current portion -- Subordinated Debt......................                      500,000
                                                              ------------   ------------
          Total current liabilities.........................    83,168,934     58,788,065
Non-current deferred income taxes...........................       517,000
Due to Windmere.............................................                    4,932,730
                                                              ------------   ------------
          Total liabilities.................................    83,685,934     63,720,795
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; authorized, 2,000,000
     shares, no shares issued
  Common Stock, $.01 par value; authorized, 20,000,000
     shares; shares issued and outstanding:
     1998 -- 13,099,644; 1997 -- 13,029,144.................       130,996        130,291
  Unrealized gains on securities available for sale.........                    1,337,250
  Additional paid-in capital................................    53,480,678     53,035,981
  Less note receivable from stock issuance..................   (10,847,620)   (10,847,620)
  Retained earnings (Deficit)...............................    14,947,312     (5,034,099)
                                                              ------------   ------------
          Total stockholders' equity........................    57,711,366     38,621,803
                                                              ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $141,397,300   $102,342,598
                                                              ============   ============

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                          1998           1997          1996
Net sales...........................................  $305,598,750   $182,806,323   $99,202,415
Cost of goods sold..................................   179,375,466    121,590,232    66,923,141
Distribution expenses...............................    12,327,187      7,808,631     5,856,477
                                                      ------------   ------------   -----------
Gross profit........................................   113,896,097     53,407,460    26,422,797
Selling, general and administrative expenses........    84,216,473     42,944,341    21,342,872
                                                      ------------   ------------   -----------
Operating income....................................    29,679,624     10,463,119     5,079,925
Interest expense, net...............................    (5,333,109)    (4,063,197)   (3,934,325)
Costs associated with refinancing...................    (1,132,814)
Realized gain on marketable securities..............     8,972,488
                                                      ------------   ------------   -----------
Income before income taxes..........................    32,186,189      6,399,922     1,145,600
Income tax expense (benefit)........................    12,204,778      2,000,764    (3,449,884)
                                                      ------------   ------------   -----------
Net income..........................................  $19,981,411..  $  4,399,158   $ 4,595,484
                                                      ============   ============   ===========
Weighted average common shares outstanding..........    13,062,465     12,840,279     6,508,572
Weighted average common and common equivalent shares
  outstanding.......................................    13,506,263     13,082,254     6,628,236
Net income per common share: Basic..................  $       1.53   $       0.34   $      0.71
                                                      ============   ============   ===========
Net income per common share: Diluted................  $       1.48   $       0.34   $      0.69
                                                      ============   ============   ===========

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                   UNREALIZED
                                                    GAINS ON                   LESS NOTE
                                                   SECURITIES   ADDITIONAL     RECEIVABLE      RETAINED         TOTAL
                                         COMMON     HELD FOR      PAID IN      FROM SALES      EARNINGS     STOCKHOLDERS'
                             SHARES      STOCK        SALE        CAPITAL       OF STOCK      (DEFICIT)        EQUITY
Balance, July 1, 1995....   6,508,572   $ 65,086                $29,292,946                  $(14,028,741)   $15,329,291
  Net income for fiscal
    1996.................                                                                       4,595,484      4,595,484
                           ----------   --------   ----------   -----------   ------------   ------------    -----------
Balance, June 29, 1996...   6,508,572     65,086                 29,292,946                    (9,433,257)    19,924,775
  Issuance of common
    stock................   6,508,572     65,085                 23,650,352   $(10,847,620)                   12,867,817
  Issuance of warrants...                                            82,303                                       82,303
  Unrealized gains on
    securities available
    for sale.............                          $1,337,250                                                  1,337,250
  Employee stock option
    shares exercised.....      12,000        120                     10,380                                       10,500
  Net income fiscal
    1997.................                                                                       4,399,158      4,399,158
                           ----------   --------   ----------   -----------   ------------   ------------    -----------
Balance, June 28, 1997...  13,029,144    130,291    1,337,250    53,035,981    (10,847,620)    (5,034,099)    38,621,803
Issuance of common stock,
  net of issuance
  costs..................      25,000        250                    300,531                                      300,781
Sale of securities.......                          (1,337,250)                                                (1,337,250)
Stock option shares
  exercised..............      45,500        455                    144,166                                      144,621
  Net income fiscal
    1998.................                                                                      19,981,411     19,981,411
                           ----------   --------   ----------   -----------   ------------   ------------    -----------
Balance, June 27, 1998...  13,099,644   $130,996                $53,480,678   $(10,847,620)  $ 14,947,312    $57,711,366
                           ==========   ========   ==========   ===========   ============   ============    ===========

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                              1998           1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................  $ 19,981,411   $  4,399,158   $ 4,595,484
  Adjustments to reconcile net income to net cash (used
     in) operating activities:
     Gain on sale of marketable securities..............    (8,972,488)
     Deferred income taxes..............................    (1,428,170)       822,332    (3,482,384)
     Depreciation and amortization......................     4,300,647      3,136,060     2,195,510
  Changes in assets and liabilities, net of acquisition:
     Accounts receivable................................   (17,578,175)    (9,776,051)   (2,395,175)
     Inventories........................................   (34,537,287)   (13,679,836)   (8,847,133)
     Prepaid expenses and other current assets..........       776,438     (1,783,056)     (892,342)
     Federal income tax refund..........................     1,105,336     (1,105,336)
     Accounts payable...................................     1,598,770      7,304,043     4,650,026
     Taxes payable......................................     6,406,257         81,085        22,500
     Accrued expenses...................................     3,245,180      1,635,729       582,921
                                                          ------------   ------------   -----------
          Net cash used in operating activities.........   (25,102,081)    (8,965,872)   (3,570,593)
                                                          ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..................................    (4,564,910)    (4,608,389)   (4,279,838)
  Proceeds from the sale of marketable securities.......    19,072,000
  Block acquisition and related payments................                   (1,739,280)           --
                                                          ------------   ------------   -----------
          Net cash provided by (used in) investing
            activities..................................    14,507,090     (6,347,669)   (4,279,838)
                                                          ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from revolving line of credit............    12,497,848     13,881,848     6,234,938
  (Repayment) proceeds from subordinated debt and due to
     Windmere...........................................    (5,432,730)     4,515,731     2,670,955
  Offering costs associated with stock issue............                     (485,650)
  Common stock issued...................................       445,402         10,500
  Payment for product line acquisitions.................                                   (814,939)
  Financing costs.......................................     1,132,814                     (242,389)
                                                          ------------   ------------   -----------
          Net cash provided by financing activities.....     8,643,334     17,922,429     7,848,565
                                                          ------------   ------------   -----------
  Net (decrease) increase in cash.......................    (1,951,657)     2,608,888        (1,866)
  Cash -- Beginning of year.............................     2,612,871          3,983         5,849
                                                          ------------   ------------   -----------
  Cash -- End of year...................................  $    661,214   $  2,612,871   $     3,983
                                                          ============   ============   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest...........................................  $  5,893,266   $  3,939,322   $ 3,510,123
     Income taxes.......................................  $  5,798,521   $  1,697,500   $    10,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     During fiscal 1997, a long-term debt obligation of $3,254,286 was canceled by the consummation of a transaction with Windmere-Durable Holdings, Inc.("Windmere"). In addition, the Company received a $10,847,620 note receivable and 748,112 shares of Windmere common stock in exchange for 6,508,572 newly issued shares of common stock of the Company.

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Salton/Maxim Housewares, Inc. ("SMHI") and its subsidiaries ("Salton" or the "Company") is a leading marketer of a broad range of kitchen and home appliances, personal and beauty care appliances and decorative quartz wall and alarm clocks under the brand names of Salton(R), Maxim(R), Breadman(R), Juiceman(R), Salton Creations(R), Salton Time(R), White-Westinghouse(R) and Farberware(R). The Company also designs and markets a broad range of tabletop products, including china, crystal and glassware, under the brand names Block(R) China, Atlantis(R) Crystal and Gear.(R)

     Principles of Consolidation -- The consolidated financial statements include the accounts of SMHI and its subsidiaries, Home Creations Direct, Ltd. and Salton Hong Kong, Ltd. Salton Hong Kong, Ltd. is a foreign corporation which was organized under the laws of Hong Kong in fiscal year 1997. Intercompany balances and transactions are eliminated in consolidation.

     Use of Estimates -- In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for returns and allowances, and depreciation and amortization, among others.

     Accounting Period -- The Company's fiscal year ends on the Saturday closest to June 30. The fiscal years ended June 27, 1998, June 28, 1997 and June 29, 1996 each consisted of 52 weeks.

     Inventories -- Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Expenditures for maintenance costs and repairs are charged against income. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, not to exceed 5 years. For tax purposes, assets are depreciated using accelerated methods.

     Intangible Assets -- Intangible assets, which are amortized over their estimated useful lives, consist of:

                                                      USEFUL LIFE       JUNE 27,        JUNE 28,
                                                      (IN YEARS)          1998            1997
Goodwill........................................         10-40         $2,116,773      $1,926,454
Financing and organization costs................           2-5            109,231         171,778
Patents and trademarks..........................          5-20          2,918,996       2,781,774
                                                                       ----------      ----------
Intangible assets, net..........................                       $5,145,000      $4,880,006
                                                                       ==========      ==========

     Accumulated amortization of intangible assets was $4,722,608 at June 27, 1998, and $3,770,866 at June 28, 1997.

     Long-Lived Assets -- Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to estimated recoverable value.

     Revenue Recognition -- The Company recognizes revenues when goods are shipped to its customers.

     Distribution Expenses -- Distribution expenses consist primarily of freight, warehousing, and handling costs of products sold.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     Advertising -- The Company sponsors various programs under which it participates in the cost of advertising and other promotional efforts for Company products undertaken by its retail customers. Advertising and promotion costs associated with these programs are recognized in the period in which the advertising or other promotion by the retailer occurs.

     The Company's tradenames and, in some instances, specific products, also are promoted from time to time through direct marketing channels, primarily television. Advertising and promotion costs are expensed in the period in which direct customer response occurs.

     Income Taxes -- The Company accounts for income taxes using the asset and liability approach. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, management does not expect to be realized.

     Net Income Per Common and Common Equivalent Share -- The Company adopted Statement of Financial Accounting Standards No. 128 -- Earnings per Share (SFAS
128) in fiscal 1998. Basic net income per common share is computed based upon the weighted average number of common shares outstanding. Diluted net income per common share is computed based upon the weighted average number of common shares outstanding, adjusted for dilutive common stock equivalents applying the treasury stock method. All earnings per share data presented in these financial statements have been restated to conform with SFAS 128.

     Fair Value of Financial Instruments -- The carrying values of financial instruments included in current assets and liabilities approximate fair values due to the short-term maturities of these instruments. During fiscal 1997, the investment in Windmere common stock was accounted for as "available for sale" and was carried at fair value. The stock was sold during fiscal 1998. See note 2 "Windmere Transaction."

     Accounting Pronouncements -- The Company adopted Statement of Financial Accounting Standards No. 128 -- Earnings per Share in Fiscal 1998. In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," No. 132 (SFAS 132), "Employer's Disclosures about Pensions and other Post Retirement Benefits which Revises Current Disclosure Requirements for Employers' Pensions and other Retiree Benefits" and No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in fiscal 1999 or, with respect to SFAS 133, in fiscal 2000. The Company has not assessed the effect that these new standards will have on its consolidated financial statements.

2. WINDMERE TRANSACTION

     On July 11, 1996, the Company consummated a transaction (the "Windmere Transaction") with Windmere -- Durable Holdings, Inc. ("Windmere"), pursuant to a Stock Purchase Agreement dated February 27, 1996, as amended (the "Stock Purchase Agreement"). Windmere is a corporation engaged principally in manufacturing and distributing a wide variety of personal care products and household appliances. Pursuant to the Stock Purchase Agreement, Windmere purchased from the Company 6,508,572 newly issued shares of Common Stock (the "Purchase"), which represented 50% of the outstanding shares of Common Stock of the Company on February 27, 1996 after giving effect to the Purchase. As consideration for the purchase, Windmere paid the Company: (i) $3,254,286 in cancellation of a loan, as described below; (ii) a subordinated promissory note in the aggregate principal amount of $10,847,620 (the "Note"), which Note is payable July 11, 2001, bears interest at 8%, payable quarterly, and is secured by certain assets of Windmere and its domestic subsidiaries and guaranteed by such domestic subsidiaries; and (iii) 748,112 shares of Windmere's common stock. Windmere's common stock

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

is traded on the New York Stock Exchange. A portion of the consideration for the Purchase was paid by the cancellation of the Company's obligation to repay a loan in the principal amount of $3,254,286 which Windmere had made to the Company in April 1996. Windmere was also granted an option to purchase up to 485,000 shares of Common Stock at $4.83 per share, which option was exercisable only if and to the extent that options to purchase shares of Common Stock which were outstanding on February 27, 1996 were exercised. Accordingly, Windmere exercised options to purchase 26,500 shares of Common Stock during 1998.

     During fiscal 1998 the Company sold 748,112 shares of Windmere's common stock, realizing a gain of $8,972,488.

     Subsequent to year-end the Company repurchased its common shares held by Windmere. See note 16 "Subsequent Events."

3. BLOCK CHINA ACQUISITION

     On July 1, 1996, the Company acquired substantially all of the assets and certain liabilities of Block China Corporation, a tabletop product company, in a transaction accounted for as a purchase. The Block China Division of the Company designs and markets tabletop products, including china, crystal and glassware. The consideration paid by the Company consisted of $1,485,000 in cash and a warrant to purchase 25,000 shares of Common Stock with an exercise price of $4.75. The consideration also included an earn-out of up to $500,000 and 150,000 shares of Common Stock based on financial performance over a three-year period of the Division. The operating results of Block China before its acquisition by the Company are not material. During 1998, the Company paid $83,333 and issued 25,000 shares of common stock to Block China under the earn-out.

4. REVOLVING LINE OF CREDIT AND LETTERS OF CREDIT

     During the 1998 fiscal year, the Company increased its revolving line of credit (the "Facility") with a commercial lender (the "Lender") from $50,000,000 to $75,000,000. Borrowings under this Facility bore interest at 1% over the Lender's established prime rate, payable monthly, and included a provision which provided the Company with the ability to reduce its borrowing rate, based on the London InterBank Offered Rate (LIBOR), on up to 75% of outstanding borrowings. The Facility had an expiration date of September 30, 2000. Under the terms of the Facility, the Company must pay fees and related expenses to the Lender upon early termination. Subsequent to year end, the Company entered into a new credit agreement (the "New Credit Agreement") with an investment banking firm described in note 16 "Subsequent Events." Accordingly, the Company accrued $1,132,814 in termination fees and related expenses.

     The Facility was secured by a first lien on substantially all the Company's assets. Credit availability was based on a formula related to trade accounts receivable, inventories and outstanding letters of credit and it contained restrictive financial covenants, the more significant of which required the Company to maintain specified ratios of total liabilities to net worth, minimum tangible net worth, and minimum earnings before interest, taxes, depreciation and amortization. Other covenants also limited the Company's activities in mergers or acquisitions and sales of substantial assets. Compliance with these covenants effectively restricted the ability of the Company to pay dividends, and also required the Company to apply cash receipts to pay down borrowings under the Facility.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     Information regarding short-term borrowings under the Facility is:

                                                               JUNE 27,         JUNE 28,
                                                                 1998             1997
Balance at end of fiscal period...........................    $50,475,078      $37,977,230
Interest rate at end of fiscal period.....................           9.43%            10.5%
Maximum amount outstanding at any month-end...............    $68,521,548      $43,632,702
Average amount outstanding................................    $56,374,193      $35,191,494
Weighted average interest rate during fiscal period.......           9.48%            10.5%
Outstanding letters of credit at end of fiscal period.....    $ 5,566,840      $ 2,915,815

5. SUBORDINATED DEBT AND DUE TO WINDMERE

  Subordinated Debt

     The Company had 10% subordinated notes payable aggregating $500,000. The notes were repaid in fiscal 1998.

  Windmere Transactions and Due to Windmere

     The Company owed Windmere, including Durable Electrical Metal Factory, Ltd., a wholly owned subsidiary of Windmere ("Durable"), approximately $4,838,000 at June 27, 1998, primarily for trade accounts payable and interest.

     The Company had amounts due to Windmere, including Durable, of approximately $9,141,000, including notes payable of $4,932,730 at June 27, 1997. These amounts primarily represented working capital advances by Windmere to the Company to fund the development of the White-Westinghouse(R) and Farberware(R) product lines, as well as interest and trade accounts payable.

     The Company and Windmere entered into a Marketing Cooperation Agreement on July 11, 1996 (the "Marketing Cooperation Agreement"). Pursuant to this agreement, until Windmere's interest in the Company is less than 30% for at least ten consecutive days, each of the Company and Windmere has agreed to participate in a variety of mutually satisfactory marketing cooperation efforts designed to expand the market penetration of each party. Consequently, the Company entered into a letter agreement dated April 30, 1997 (the "Letter Agreement") with Windmere. The Letter Agreement provides that the Company will pay to Windmere a fee in consideration of Windmere's marketing cooperation efforts in connection with the Company's supply contract with Kmart and Windmere's guarantee of the Company's obligations under such contract. See note 16 "Subsequent Events."

6. CAPITAL STOCK

     The Company has authorized 20,000,000 shares of $.01 par value common stock, at June 27, 1998 there were 13,099,644 shares issued and outstanding. As more fully described in Note 2 "Windmere Transaction" on July 11, 1996, Windmere purchased from the Company 6,508,572 newly issued shares of common stock which represented 50% of the outstanding shares of common stock of the Company. During fiscal 1998, Windmere exercised its option to buy 26,500 shares of Salton common stock.

     The Company has authorized 2,000,000 shares of $.01 par value preferred stock. At June 27, 1998, no shares of preferred stock were issued.

     Subsequent to year end, the Company repurchased the 6,535,072 shares of common stock issued to Windmere and issued 40,000 shares of preferred stock as described in note 16 "Subsequent Events."

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

7. EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                   YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                  JUNE 27, 1998      JUNE 28, 1997      JUNE 29, 1996
Net Income*...................................       $19,981            $4,399             $4,595
  Average common shares outstanding...........        13,062            12,840              6,509
  Earnings per share-basic....................       $  1.53            $ 0.34             $ 0.71
  Dilutive stock options......................           444               242                119
  Average common and common equivalent shares
     outstanding..............................        13,506            13,082              6,628
  Earnings per share-diluted..................       $  1.48            $ 0.34             $ 0.69

-------------------------

* Net income is the same for purposes of calculating basic and diluted EPS

     Options to purchase 141,440, 130,000 and 130,000 shares of common stock at prices of $12.25, $12.00 and $12.00 per share were outstanding at June 27, 1998, June 28, 1997 and June 29, 1996, respectively, but were not included in the computation of diluted EPS because the options exercise prices were greater than the average market price of the common shares.

8. PROFIT SHARING PLAN

     The Company has a 401(k) defined contribution plan that covers eligible employees. The employees are eligible for benefits upon completion of a specified number of years of service. Under the terms of the plan the company currently matches a portion of the employee contributions. The Company's discretionary matching contribution is based on a portion of a maximum of 6% of participants' eligible wages, as defined. The Company's matching contributions were approximately $97,000, $69,000, and $66,136 in 1998, 1997, and 1996,
respectively.

9. STOCK OPTION PLANS

     In October 1995, SFAS No. 123, "Accounting For Stock-Based Compensation," was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by the statement, the Company will continue to measure compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees." Accordingly, no compensation cost has been recognized for the Company's fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the fair value

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

method outlined in SFAS No. 123, the impact on the Company's net income and earnings per common share would have been as follows:

                                                                  1998             1997
Net Income
  As reported............................................      $19,981,411      $4,399,158
  Pro forma..............................................      $18,940,500      $4,192,582
Net income per common share: Basic
  As reported............................................            $1.53           $0.34
  Pro forma..............................................            $1.45           $0.33
Net income per common share: Diluted
  As reported............................................            $1.48           $0.34
  Pro forma..............................................            $1.40           $0.32

     Options to purchase common stock of the Company have been granted to employees under the 1992 and 1995 stock option plans at prices equal to the fair market value of the stock on the dates the options were granted. Options have also been granted to non-employee directors of the company, which are exercisable one year after the date of grant. All options granted expire 10 years from the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:

                                                                    1998            1997
Dividend yield.............................................            0.0%            0.0%
Expected volatility........................................          61.74%          65.96%
Risk-free interest rate....................................           5.38%           6.11%
Expected life of options...................................      7.42 years      7.92 years

     In addition, on July 11, 1996 Windmere was granted an option to purchase up to 485,000 shares of common stock at $4.83 per share. This option is exercisable only if and to the extent that options to purchase shares of common stock which were outstanding on February 27, 1996 are exercised. During fiscal 1998, Windmere exercised their option to purchase 26,500 shares of Salton common stock. Subsequent to year-end, the Company repurchased the remaining options. See note 16 "Subsequent Events." A summary of the Company's fixed stock options for the fiscal years ended June 27, 1998 and June 28, 1997 is as follows:

                                                          1998                        1997
                                                ------------------------    ------------------------
                                                            WEIGHTED-                   WEIGHTED-
                                                SHARES       AVERAGE        SHARES       AVERAGE
                                                (000)     EXERCISE PRICE    (000)     EXERCISE PRICE
Outstanding at beginning of year..............    966         $ 4.90         485          $4.83
Granted.......................................    206          10.82         493           4.88
Exercised.....................................    (46)          3.11         (12)           .88
Expired.......................................
Forfeited.....................................
                                                -----         ------         ---          -----
Outstanding at end of year....................  1,126         $ 6.06         966          $4.90
Options exercisable at end of year............  1,118         $ 6.05         958          $4.88
Weighted-average fair value of options granted
  during the year.............................                $ 8.14                      $4.54

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     The following information summarizes the stock options outstanding at June 27, 1998:

                                                         OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                                                      -------------------------    -------------------
                                                       WEIGHTED-
                                                        AVERAGE       WEIGHTED-              WEIGHTED-
                                                       REMAINING       AVERAGE                AVERAGE
                                            SHARES    CONTRACTUAL     EXERCISE     SHARES    EXERCISE
        RANGE OF EXERCISE PRICES            (000)     LIFE (YEARS)      PRICE      (000)       PRICE
$0.875 - $2.500.........................      300        6.84          $ 2.12        300      $ 2.12
$3.438 - $5.375.........................      490        7.91            4.83        482        4.83
$8.000 - $12.250........................      336        7.20           11.38        336       11.38
                                            -----         ---          ------      -----      ------
$0.875 - $12.250........................    1,126         N/A             N/A      1,118      $ 6.05

10. RELATED PARTY TRANSACTIONS

     The Company purchased inventory from Durable of approximately $27,068,000, $23,511,000, and $3,200,000 in fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively.

     The Company purchased inventory and paid commissions to Markpeak, Ltd., a Hong Kong company, of approximately $15,699,000 and $272,000 respectively in 1998, $7,815,000 and $432,000, respectively in 1997, and $10,233,000 and
$739,000, respectively in 1996. A director of the Company is the Managing Director of Markpeak, Ltd.

     The Company paid Shapiro, Devine and Craparo, Inc. ("SDC"), a manufacturers representation firm, commissions of approximately $290,000, $241,000 and $160,000 in 1998, 1997 and 1996, respectively. A director of the Company was a co-founder of SDC. At June 27, 1998, the Company owed SDC approximately $38,000 for current commissions.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities and equipment under long-term operating leases. Rental expense under all leases was approximately $1,564,000, $1,183,000, and $665,000, for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively.

     The future minimum rental commitments as of June 27, 1998 were as follows:

                     FISCAL YEAR ENDED
1999........................................................    $2,666,095
2000........................................................     2,075,056
2001........................................................     1,938,911
2002........................................................       915,798
2003........................................................        36,400
Thereafter..................................................       157,733
                                                                ----------
Total.......................................................    $7,789,993
                                                                ==========

     The Company has employment agreements with its three executive officers that are in effect until June 30, 2001. Such agreements provide for minimum salary levels as well as for incentive bonuses that are payable if the Company achieves specified target performance goals. The agreements also provide for lump sum severance payments upon termination of employment under certain circumstances. The Company's aggregate commitment for future salaries at June 30, 1998, excluding bonuses, was approximately $1,350,000.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     The Company has license agreements with White Consolidated Industries, Inc. ("White Consolidated"), which require minimum royalty payments through the year 2011. The current level of royalty payments are in excess of the minimum requirements. The Company also has various license agreements with other parties for periods usually not exceeding three years. The agreements are then typically renewable upon mutual consent. These license agreements require royalty payments based on the sales of licensed product in the period. Total royalties paid under these agreements, including the White Consolidated Industries, Inc. agreement, were $20,266,000 in fiscal year 1998, $6,300,000 in fiscal year 1997 and $1,600,000 in fiscal year 1996.

12. LEGAL PROCEEDINGS

     The Company, White Consolidated, and certain other parties have been named as defendants in litigation filed by Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Western District of Pennsylvania on December 18, 1996. The action arises from a dispute between CBS and White Consolidated over rights to use the "Westinghouse" trademark for consumer products, based on transactions between CBS and White Consolidated in the 1970's and the parties' subsequent conduct. The action seeks, among other things, an injunction enjoining the defendants from using the trademark, unspecified damages and attorneys' fees. Pursuant to the Company's license agreements with White Consolidated, White Consolidated is defending the Company and is obligated to indemnify the Company from and against any and all claims, losses and damages arising out of the action, including the costs of litigation. An adverse decision in the litigation could result in Salton being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply contract between Salton and Kmart Corporation described in note 13.

     The Company is a party to various other legal actions and proceedings incident to its normal business operations. Management believes that the outcome of such litigation will not have a material adverse effect on its financial condition or annual results of operations.

13. SUPPLY CONTRACT AND MAJOR CUSTOMERS

     The Company entered into a major supply contract with Kmart Corporation ("Kmart") on January 31, 1997. Under the contract, the Company supplies Kmart with small kitchen appliances, personal care products, heaters, fans and electrical air cleaners and humidifiers under the White-Westinghouse(R) brand name. Sales to Kmart approximated 19% and 16% of total net sales of the Company in fiscal years 1998 and 1997, respectively.

     The Company's net sales in the aggregate to its five largest customers during the fiscal years ended June 27, 1998, June 28, 1997 and June 29, 1996 were 47%, 47% and 55% of total net sales in these periods, respectively. In addition to Kmart, one customer accounted for 7%, 9%, and 15% of total net sales during the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively. Another customer accounted for 8%, 9%, and 13%, respectively, over the same fiscal years.

     Although the Company has long-established relationships with many of its customers, with the exception of Kmart Corporation, it does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with department stores, upscale mass merchandisers, specialty stores, and warehouse clubs whose ability to meet their obligations to the Company is dependent upon prevailing economic conditions within the retail industry.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

14. INCOME TAXES

     Federal, state and foreign taxes were approximately as follows:

                                                           FISCAL YEARS ENDED
                                                 --------------------------------------
                                                  JUNE 27,      JUNE 28,     JUNE 29,
                                                    1998          1997         1996
Federal
  Current......................................  $10,080,000   $  371,000   $    32,000
  Deferred.....................................   (1,134,000)     822,000    (2,711,000)
State
  Current......................................    2,699,000      303,000
  Deferred.....................................     (294,000)                  (771,000)
Foreign
  Current......................................      854,000      505,000
  Deferred.....................................           --           --            --
                                                 -----------   ----------   -----------
Total..........................................  $12,205,000   $2,001,000   $(3,450,000)
                                                 ===========   ==========   ===========

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consisted of:

                                                                 FISCAL YEAR ENDED
                                                             -------------------------
                                                              JUNE 27,      JUNE 28,
                                                                1998          1997
Allowance for doubtful accounts............................  $ 1,309,065   $   960,000
Depreciation and amortization..............................   (1,099,679)   (1,060,680)
Other deferred items, net..................................      175,940      (302,415)
Net operating loss carry-forwards..........................    1,764,253     2,349,579
Inventory reserves and capitalization......................    1,938,643       713,568
Unrealized gains on securities available for sale..........           --      (720,058)
                                                             -----------   -----------
Net deferred tax asset.....................................  $ 4,088,222   $ 1,939,994
                                                             ===========   ===========

     During 1996, the Company re-assessed the measurement of deferred tax assets based on available evidence and concluded that a valuation allowance was unnecessary. Accordingly, a valuation allowance of $3,463,066 was eliminated in the fourth quarter of fiscal 1996.

     The Company has net loss carry-forwards at June 27, 1998 expiring as follows:

                 YEAR CARRY-FORWARD EXPIRES                     AMOUNT
2008........................................................  $1,273,000
2009........................................................   2,665,000
2110........................................................      60,000
2111........................................................      45,000
                                                              ----------
Total.......................................................  $4,043,000
                                                              ==========

     As a result of certain transactions, the Company's ability to utilize its net operating loss carryforwards to offset otherwise taxable income is limited annually under Internal Revenue Code Section 382. The amount of such annual limitation is approximately $2,000,000.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     A reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                                                       FISCAL YEARS ENDED
                                                              ------------------------------------
                                                              JUNE 27,      JUNE 28,      JUNE 29,
                                                                1998          1997          1996
Statutory federal income tax rate.......................        35.0%         35.0%          35.0%
Effective state tax rate................................         4.9           4.8            4.8
Permanent differences...................................         0.3           2.3
Effect of foreign tax rate..............................        (2.1)         (8.8)
Utilization of operating loss carryforwards.............                                    (34.6)
Change in valuation allowance...........................                                   (296.9)
Other...................................................        (0.2)         (2.0)          (9.4)
                                                                ----          ----         ------
Effective income tax rate...............................        37.9%         31.3%        (301.1)%
                                                                ====          ====         ======

     U.S. income taxes were not provided on certain unremitted earnings of Salton Hong Kong, Ltd. which the Company considers to be permanent investments. The cumulative amount of U.S. income taxes which have not been provided totaled approximately $854,000 at June 27, 1998.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Unaudited quarterly financial data is as follows (amounts in thousands, except per share data).

                                                         FIRST     SECOND     THIRD    FOURTH
                                                        QUARTER   QUARTER    QUARTER   QUARTER
1998
Net sales.............................................  $65,773   $102,153   $68,099   $69,574
Gross profit..........................................   24,797     35,029    26,159    27,911
Net income............................................    4,124      5,448     2,778     7,631
Earnings per share: Basic.............................     0.32       0.42      0.21      0.58
Earnings per share: Diluted...........................     0.31       0.40      0.21      0.56
1997
Net sales.............................................  $34,862   $ 58,837   $41,690   $47,417
Gross profit..........................................    9,689     18,027    12,582    13,109
Net income (loss).....................................    1,129      3,977      (677)      (30)
Earnings (loss) per share: Basic......................     0.09       0.31     (0.05)    (0.00)
Earnings (loss) per share: Diluted....................     0.09       0.30     (0.05)    (0.00)

16. SUBSEQUENT EVENTS

  The New Credit Agreement

     The Company entered into the New Credit Agreement dated as of July 27, 1998 with an investment banking firm. This agreement provides for $215.0 million in senior secured credit facilities consisting of a Tranche A $90.0 million term loan, a $75.0 million Delayed Draw Term Loan, and a five year $50.0 million senior secured revolving credit facility maturing on July 27, 2003. In addition, the New Credit Agreement allows the Company to undertake a subordinated notes offering of up to $125 million. Proceeds of the offering, if undertaken, would be required to be used to repay the Tranche A $90 million term loan, amounts outstanding, if any, under the Delayed Draw Term Loan and amounts outstanding under the senior secured Revolving Credit Facility, respectively, up to a total of $115 million. Any excess

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

amount would be available as cash to the Company. On July 28, 1998, the Company borrowed the Tranche A term loan in order to complete the repurchase subsequently described in this note.

     The Company's borrowings under the New Credit Agreement are at an established base rate (equivalent to the prime rate of interest) plus an applicable margin or, at the Company's election, a eurodollar rate (equivalent to the LIBOR rate) plus an applicable margin based on a range of ratios of total debt to earnings before interest, taxes, depreciation and amortization. At July 28, 1998, the base rate plus applicable margin was 9.6% and the eurodollar rate plus applicable margin was 7.8%.

     The New Credit Agreement contains certain limitations restricting company activity and financial covenants, the most significant of which are, as defined, minimum interest coverages, fixed charge coverages and maximum total leverage.

     The Tranche A term loan matures in twenty consecutive installments commencing on September 30, 1998.

     The future maturities are:

1999........................................................  $ 3,750,000
2000........................................................    5,000,000
2001........................................................   20,000,000
2002........................................................   25,000,000
2003........................................................   28,750,000
Thereafter..................................................    7,500,000
                                                              -----------
                                                              $90,000,000
                                                              ===========

     The commitment for the Delayed Draw Term Loan expires on July 27, 1999. This loan, if drawn, matures in sixteen consecutive quarterly installments, commencing on September 30, 1999. Future installment payments would be made quarterly in accordance with the following table:

                        INSTALLMENTS                          PRINCIPAL AMOUNT
1 through 4.................................................     $2,500,000
5 through 12................................................      5,000,000
13 through 16...............................................      6,250,000

     In addition to the preceding maturity schedules, the Company is required to make additional mandatory payments of 50% of the defined annual excess cash flow of the Company, 100% of the net proceeds of any sale or disposition of certain assets, and 100% of the net proceeds of the incurrence of certain indebtedness. All such amounts are first applied to the prepayment of outstanding term loans and secondly to the reduction of the Revolving Credit Facility.

  The Preferred Stock

     On July 28, 1998, Salton also issued $40 million of convertible preferred stock to a private investment firm in connection with a Stock Purchase Agreement dated July 15, 1998. The convertible preferred stock is generally non-dividend bearing and is convertible into 2,352,941 shares of Salton common stock (reflecting a $17 per share conversion price). The holders of the convertible preferred stock are entitled to one vote for each share of Salton common stock that the holder would receive upon conversion of the convertible preferred stock.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     In connection with the convertible preferred stock issuance, two individuals representing the private investment firm were appointed to serve on the Company's Board of Directors.

  The Repurchase

     On July 28, 1998, the Company repurchased (the "Repurchase") 6,535,072 shares of Salton common stock owned by Windmere pursuant to a Stock Agreement dated as of May 6, 1998 (the "Windmere Stock Agreement") by and among Salton, Windmere and the executive officers of Salton. Prior to the Repurchase, Windmere owned approximately 50% of Salton's outstanding common stock. The price for the Repurchase was $12 per share in cash plus a $15 million subordinated promissory note. The note, which has a term of six and one-half years and bears interest at 4% per annum payable annually, is subject to offsets of 5% of the total purchase price paid by Salton for product purchases from Windmere and its affiliates during the term of the note. The principal amount of the note is also subject to reduction in the event Salton's supply agreement with Kmart is terminated for any reason.

     The Company (i) paid the cash portion of the purchase price for the Repurchase, (ii) refinanced the Facility described in note 4 and (iii) paid certain related fees and expenses in connection with the Repurchase with the net proceeds from the Convertible Preferred Stock Issuance and borrowings of $90 million under the Tranche A term loan.

     In connection with the Repurchase: (i) Windmere repaid in full its promissory note in the principal amount of $10,847,620, that was issued to Salton in July, 1996; (ii) Salton repurchased for approximately $3.3 million Windmere's option to purchase up to 458,500 shares of Salton, that was granted to Windmere in July, 1996; and (iii) Windmere and Salton agreed to continue various commercial and other arrangements, including an agreement relating to Salton's supply agreement with Kmart, subject to certain modifications.

     Effective upon the closing of the Repurchase, each of the persons who had been designated by Windmere to serve on Salton's Board of Directors resigned from Salton's Board of Directors.

  The Toastmaster Transaction

     On August 26, 1998, the Company entered into a definitive merger agreement ("Agreement") for the acquisition of Toastmaster Inc. The Agreement provides for Toastmaster Inc. shareholders to receive $7.00 per share in cash, for a total purchase price, including related costs, of approximately $53.2 million. The Company intends to finance the transaction through available credit facilities.

     The transaction is expected to close in the last calendar quarter of 1998, and is subject to, among other things, the approval of the holders of 66 2/3% of the outstanding shares of Toastmaster Inc. common stock.

                                     *****

                                  SALTON, INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                               MARCH 27,     JUNE 27,
                                                                 1999          1998
                                                              -----------    --------
                                                              (UNAUDITED)
  ASSETS
CURRENT ASSETS:
  Cash......................................................   $ 19,823      $    661
  Accounts receivable, net of allowances....................     89,886        43,225
  Inventories...............................................    120,178        76,505
  Prepaid expenses and other current assets.................      5,203         2,941
  Income Tax Receivable.....................................      3,217
  Deferred tax assets.......................................      4,313         4,605
                                                               --------      --------
          Total current assets..............................    242,620       127,937
PROPERTY, PLANT AND EQUIPMENT:
  Land......................................................        928
  Buildings.................................................      4,682
  Molds and tooling.........................................     23,571        16,787
  Warehouse equipment and machinery.........................      5,571           453
  Office furniture and equipment............................      5,632         5,341
                                                               --------      --------
                                                                 40,384        22,581
  Less accumulated depreciation.............................    (17,881)      (14,266)
                                                               --------      --------
                                                                 22,503         8,315
INTANGIBLES, NET OF ACCUMULATED AMORTIZATION................     50,652         5,145
                                                               --------      --------
TOTAL ASSETS................................................   $315,775      $141,397
                                                               ========      ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving line of credit and other current debt...........   $ 34,293      $ 50,475
  Accounts payable..........................................     25,938        18,960
  Accrued expenses..........................................     22,242         7,235
  Income taxes payable......................................      6,902         6,499
                                                               --------      --------
          Total current liabilities.........................     89,375        83,169
LONG TERM DEBT..............................................    169,500
NOTES PAYABLE...............................................     13,021
NON-CURRENT DEFERRED TAX LIABILITY..........................      1,213           517
                                                               --------      --------
          Total liabilities.................................    273,109        83,686
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; authorized, 2,000,000
     shares; 40,000 shares issued Common stock, $.01 par
     value; authorized, 20,000,000 shares; issued and
     outstanding, 1999 -- 6,618,942 shares,
     1998 -- 13,099,644 shares..............................        131           131
  Treasury Stock -- at cost.................................    (90,804)
  Additional paid-in capital................................     90,730        53,481
  Less Notes Receivable.....................................                  (10,848)
  Accumulated other comprehensive income....................          7
  Retained Earnings.........................................     42,602        14,947
                                                               --------      --------
          Total Stockholders' Equity........................     42,666        57,711
                                                               --------      --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..................   $315,775      $141,397
                                                               ========      ========

                 See Notes to Consolidated Financial Statements

                                  SALTON, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)
             (DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)

                                                  13 WEEKS ENDED             39 WEEKS ENDED
                                             ------------------------   ------------------------
                                             MARCH 27,     MARCH 28,    MARCH 27,     MARCH 28,
                                                1999         1998          1999         1998
NET SALES..................................  $  124,340   $    68,099   $  371,412   $   236,025
Cost of goods sold.........................      75,032        39,336      214,374       141,643
Distribution expenses......................       5,956         2,604       14,521         8,397
                                             ----------   -----------   ----------   -----------
GROSS PROFIT...............................      43,352        26,159      142,517        85,985
Selling, general and administrative
  expenses.................................      31,083        21,417       90,832        62,961
                                             ----------   -----------   ----------   -----------
OPERATING INCOME...........................      12,269         4,742       51,685        23,024
Interest expense...........................       5,089         1,282        9,899         4,244
Realized gain on sale of marketable
  securities...............................                      (724)                      (724)
                                             ----------   -----------   ----------   -----------
INCOME BEFORE INCOME TAXES.................       7,180         4,184       41,786        19,504
Income taxes...............................       2,026         1,406       14,131         7,154
                                             ----------   -----------   ----------   -----------
NET INCOME.................................  $    5,154   $     2,778   $   27,655   $    12,350
                                             ==========   ===========   ==========   ===========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING..............................   6,600,300    13,072,144    7,321,471    13,056,016
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING............   9,554,316    13,522,358    9,911,096    13,491,944
NET INCOME PER COMMON SHARE: BASIC.........  $     0.78   $      0.21   $     3.78   $      0.95
                                             ==========   ===========   ==========   ===========
NET INCOME PER COMMON SHARE: DILUTED.......  $     0.54   $      0.21   $     2.79   $      0.92
                                             ==========   ===========   ==========   ===========

                See Notes to Consolidated Financial Statements.

                                  SALTON, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                  39 WEEKS ENDED
                                                              ----------------------
                                                              MARCH 27,    MARCH 28,
                                                                1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income:...............................................  $  27,655    $  12,350
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Gain on sale of marketable securities..................                    (724)
     Changes in deferred taxes..............................       (158)         612
     Depreciation and amortization..........................      4,550        2,890
     Purchase reduction of note payable and other noncash
      items.................................................       (136)
  Changes in assets and liabilities -- net of acquisition:
     Accounts receivable....................................     (5,731)     (21,199)
     Inventories............................................     (5,497)     (21,171)
     Income tax receivable..................................       (539)       1,105
     Prepaid expenses and other current assets..............       (368)         434
     Accounts payable.......................................       (165)       1,296
     Taxes payable..........................................        403
     Accrued expenses.......................................     (1,236)       6,115
                                                              ---------    ---------
NET CASH FROM OPERATING ACTIVITIES..........................     18,778      (18,292)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of business, net of cash acquired.............   (107,992)
  Proceeds from the sale of marketable securities...........                   1,388
  Capital expenditures......................................     (1,436)      (3,823)
                                                              ---------    ---------
NET CASH FROM INVESTING ACTIVITIES..........................   (109,428)      (2,435)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of revolving lines of credit....................    (18,475)      24,178
  Proceeds from long-term debt..............................    260,000
  Repayment of long-term debt...............................    (90,000)
  Costs associated with refinancing.........................     (8,103)
  Preferred stock issuance..................................     40,000
  Purchase of treasury stock................................    (70,799)
  Costs associated with preferred stock issuance............     (2,999)
  Common stock issuance.....................................        248          142
  Repayment of other debt...................................        (67)      (5,433)
                                                              ---------    ---------
NET CASH FROM FINANCING ACTIVITIES..........................    109,805       18,887
                                                              ---------    ---------
Effect of exchange rate changes on cash.....................          7
                                                              ---------    ---------
NET INCREASE (DECREASE) IN CASH.............................  $  19,162    $  (1,840)
  Cash, beginning of period.................................        661        2,613
                                                              ---------    ---------
  Cash, end of period.......................................  $  19,823    $     773
                                                              =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  CASH PAID DURING THE PERIOD FOR:
     Interest...............................................  $   7,463    $   4,306
     Income taxes...........................................  $  14,131    $   4,128

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In the quarter ended September 26,1998, the Company repurchased 6,535,072 shares of the Company's common stock from Windmere -- Durable Holdings Inc. ("Windmere") for a total purchase price of $90,804,000. The purchase price included the issuance of a six and one-half year $15,000,000 subordinated promissory note which bears interest at 4% per annum recorded at its fair value of $9,096,000 and the effective repayment of Windmere's promissory note to Salton for the principal amount of $10,848,000.

                See Notes to Consolidated Financial Statements.

                                  SALTON, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. CONSOLIDATED FINANCIAL STATEMENTS.

     The consolidated financial statements have been prepared from the Company's records without audit and are subject to year end adjustments. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of financial information. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Salton, Inc. 1998 Annual Report to Shareholders and the Annual Report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE.

     Basic net income per common share is computed based upon the weighted average number of common shares outstanding. Diluted net income per common share is computed based upon the weighted average number of common shares outstanding, adjusted for dilutive common stock equivalents applying the treasury stock method for options and warrants and the if-converted method for convertible securities.

3. EFFECT OF NEW ACCOUNTING STANDARDS AND STATEMENTS

     During the first quarter of fiscal 1999 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement requires that the Company report the change in its net assets during the period from non-owner sources. For the 13 weeks ended and the 39 Weeks ended March 27, 1999 and March 28, 1998 components of other comprehensive income (loss) include foreign currency translation gains and holding gains (losses) arising from available for sale securities, net of tax, respectively.

                                                         13 WEEKS ENDED          39 WEEKS ENDED
                                                      ---------------------   ---------------------
                                                      MARCH 27,   MARCH 28,   MARCH 27,   MARCH 28,
                                                        1999        1998        1999        1998
                                                                 (DOLLARS IN THOUSANDS)
Net income..........................................   $5,154      $ 2,778     $27,655     $12,350
Other comprehensive income (loss)...................        7       (1,527)          7       2,374
                                                       ------      -------     -------     -------
     Comprehensive income...........................   $5,161      $ 1,251     $27,662     $14,724
                                                       ======      =======     =======     =======

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997, but does not need to be applied to interim financial information in the initial year of its application. This statement requires public business enterprises to report certain information about operating segments, their products and services, the geographic areas in which they operate, and their major customers. The Company has not completed their assessment of the effect that this standard will have on its consolidated financial statements and/or disclosures.

     In February 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 132 (SFAS 132), "Employer's Disclosures about Pensions and other Post-Retirement Benefits." This statement is effective for fiscal years beginning after December 15, 1997 and will change disclosure requirements for Pensions and other Post-Retirement Benefits. The Company will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures.

                                  SALTON, INC.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after June 15, 1999 and will change disclosure requirements for Derivative Instruments and Hedging Activities. The Company will be required to comply with the provisions of this statement in fiscal 2000. The Company has not assessed the effect that this new standard will have on its consolidated financial statements and/or disclosures.

4. EVENTS OF THE THIRTY-NINE WEEKS ENDED MARCH 27, 1999.

     On July 28, 1998, Salton repurchased (the "Stock Repurchase") 6,535,072 shares of Salton common stock owned by Windmere-Durable Holdings, Inc. ("Windmere") pursuant to a Stock Agreement dated as of May 6, 1998 (the "Windmere Stock Agreement") by and among Salton, Windmere and the executive officers of Salton. Prior to the Stock Repurchase, Windmere owned approximately 50% of Salton's outstanding common stock. The price for the Stock Repurchase was $12 per share in cash plus a $15.0 million subordinated promissory note (the "Junior Subordinated Note"). The Junior Subordinated Note, which has a term of six and one-half years and bears interest at 4.0% per annum payable annually, is subject to offsets of 5% of the total purchase price paid by Salton for product purchases from Windmere and its affiliates during the term of the note. During the first nine months of fiscal 1999 the Company reduced this debt and interest by approximately $990,000 for related purchases of products from Windmere. The principal amount of the Junior Subordinated Note is also subject to cancellation in the event Salton's supply agreement with Kmart is terminated for any reason.

     In connection with the Stock Repurchase: (i) Windmere effectively repaid (the "Note Repayment") in full its promissory note (the "Windmere Note") in the principal amount of approximately $10.8 million, that was issued to Salton in July, 1996; (ii) Salton repurchased for approximately $3.3 million Windmere's option (the "Option Repurchase") to purchase up to 458,500 shares of Salton that was granted to Windmere in July, 1996; and (iii) Windmere and Salton agreed to continue various commercial and other arrangements, including a fee agreement relating to Salton's supply agreement with Kmart, subject to certain modifications. The Stock Repurchase, the Option Repurchase and the Note Repayment are collectively referred to herein as the "Repurchase."

     Salton entered into a credit agreement dated as of July 27, 1998 (the "New Credit Agreement") among Salton, Lehman Brothers Inc., as arranger, and Lehman Commercial Paper Inc., as syndication agent. The New Credit Agreement provided for $215.0 million in senior secured credit facilities consisting of a $90.0 million Tranche A Term Loan (the "Tranche A Term Loan"), a $75.0 million Delayed Draw Term Loan (the "Delayed Draw Term Loan") and a $50.0 million revolving credit facility (the "Revolving Credit Facility"). As further explained below the New Credit Agreement was amended and restated on January 7, 1999.

     On July 28, 1998, Salton issued $40.0 million of Series A Voting Convertible Preferred Stock of the Company (the "Convertible Preferred Stock") to affiliates of Centre Partners Management LLC ("Centre Partners"). The Convertible Preferred Stock is generally non-dividend bearing and is convertible into 2,352,941 shares of Salton common stock (reflecting a $17 per share conversion price).

     The Stock Repurchase, borrowings under the New Credit Agreement and the Convertible Preferred Stock Issuance are collectively referred to herein as the "Recapitalization."

     On December 16, 1998 the Company issued $125,000,000 of 10 3/4% Senior Subordinated Notes (the "Subordinated Notes") due 2005. Proceeds of the Notes were used to repay outstanding indebtedness and for working capital and general corporate purposes. The Subordinated Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital

                                  SALTON, INC.

stock, enter into certain investments, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers and consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Subordinated Notes, the Company is required to comply with a specified financial fixed charge coverage ratio.

     Salton amended and restated the New Credit Agreement on January 7, 1999 (the "Amended Credit Agreement"). The Amended Credit Agreement, among Salton, Lehman Brothers Inc., as arranger, Lehman Commercial Paper Inc., as syndication agent and administration agent, and a syndicate of banks, provides for $125.0 million in a senior secured credit facility consisting of a $45.0 million Term Loan (the "Term Loan") at an established base rate (equivalent to the prime rate of interest) plus an applicable margin of 225 basis points or, at the Company's election, a eurodollar rate (equivalent to the LIBOR rate) plus an applicable margin of 325 basis points maturing in twenty-four consecutive quarterly installments commencing on March 26, 1999; and a $80.0 million revolving credit facility (the "Revolving Credit Facility") at an established base rate (equivalent to the prime rate of interest) plus an applicable margin of 200 basis point or, at the Company's election, a eurodollar rate (equivalent to the LIBOR rate plus an applicable margin of 300 basis points) based on a range of ratios of total debt to earnings before interest, taxes, depreciation and amortization maturing on March 26, 2003. The Amended Credit Facility is secured by a first lien on substantially all the Company's assets. Credit availability is based on a formula related to trade accounts receivable, inventories and outstanding letters of credit. The Amended Credit Agreement contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers and consolidations, create liens, or engage in certain transactions with affiliates, and will otherwise restrict corporate and business activities. In addition, under the Amended Credit Agreement, the Company is required to comply with specified financial ratios and tests, including a net average debt ratio, a net average senior debt ratio, a consolidated fixed charge coverage ratio, and a consolidated interest coverage ratio.

     On January 7, 1999, the Company acquired all of the stock of Toastmaster Inc. ("Toastmaster"), a Columbia, Missouri based manufacturer and marketer of kitchen and small household electrical appliances and time products (the "Toastmaster Acquisition"). Toastmaster designs, manufactures, markets and services a wide array of kitchen and small household electrical appliances and time products under the brand names of Toastmaster(R) and Ingraham(R). Toastmaster, Inc., a Missouri Corporation, is now a wholly owned subsidiary of Salton, Inc.

     In November 1996, White Consolidated Industries, Inc. ("WCI") filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS") in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses of the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM)name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere, Salton, Newtech and certain other parties as defendants. The two actions were consolidated in the Pennsylvania court (the "Trademark Litigation"). Oral Argument on the parties' cross motions for summary judgment was held on April 16, 1999. No decision has been issued. A trial date of June 21, 1999 has been set by the court. CBS seeks an injunction prohibiting the Company, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the sale documents between CBS's predecessor and WCI, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in the Company being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply agreement between the Company and Kmart.

                                  SALTON, INC.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. WCI is currently defending the Company in this action. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their defense of CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under indemnification provisions in the license agreements between WCI and the Company relating to the White-Westinghouse(R)brand name. There can be no assurance that WCI will agree on the scope of the indemnity, or that any such indemnity payment which may become due to the Company will be paid fully or in a timely fashion or at all. Related proceedings have also been commenced before the Trademark Board in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations.

     On April 27, 1999, CBS and WCI entered into a partial settlement agreement which did not resolve the issues concerning the Company. CBS and WCI are currently discussing a possible settlement that would address the remaining issues in the litigation, including those concerning the Company.

5. ACQUISITION

     On January 7, 1999, the Company acquired the stock of Toastmaster, Inc. ("Toastmaster"), a Columbia, Missouri based manufacturer and marketer of kitchen and small household electrical appliances and time products (the "Toastmaster Acquisition"). The Company paid Toastmaster shareholders $7.00 per share in cash, for a total purchase price of approximately $53.2 million. In addition, Toastmaster's outstanding debt of $57.8 million with a lender was paid in connection with the acquisition. The acquisition was accounted for as a purchase. The purchase price has been preliminarily allocated based upon estimated fair market values at the date of acquisition, pending final determination of certain acquired assets and liabilities. Accordingly, the purchase price allocation may change in subsequent periods. The excess of the purchase price over the fair values of the net assets acquired has been recorded as goodwill and is being preliminarily amortized on a straight-line basis over forty years.

     The operating results of Toastmaster have been included in the consolidated statements of earnings from the date of acquisition. The following unaudited pro forma results of operations assume the transactions to which pro forma effect is given occurred at the beginning of the thirty-nine weeks ended March 27, 1999 and March 28, 1998, respectively:

                                                        39 WEEKS ENDED    39 WEEKS ENDED
                                                        --------------    --------------
                                                          MARCH 27,         MARCH 28,
                                                             1999              1998
                                                             (DOLLARS IN THOUSANDS)
Net sales.............................................     $462,436          $361,926
Operating income......................................       49,654            29,120
Net income............................................       20,506             8,959
Net income per share:
  Basic...............................................     $   3.12          $   1.37
  Diluted.............................................     $   2.17          $   0.98

     The pro forma results are for informational purposes only and do not purport to represent what the Company's results of operations would have actually been had the transactions to which pro forma effect is

                                  SALTON, INC.

given been consummated for the periods indicated. The pro forma results do not reflect cost savings expected by the Company's management to be achieved over time following the Toastmaster Acquisition.

6. SUBSEQUENT EVENTS.

     On March 31, 1999 the company bought certain assets of Sasaki, Inc., a well-known designer and manufacturer of high-quality tabletop products and accessories for the home, from Sasaki Glass Company Ltd. Under the terms of the transaction, Salton purchased Sasaki's inventory, except for the Christian Dior tabletop product line, in addition to licensing the Sasaki(R) brand name for a period of twenty years, with an option to renew on mutually agreed upon terms. As part of the transaction, Salton agreed to assume certain minor liabilities.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Toastmaster Inc.:

     We have audited the accompanying consolidated balance sheets of Toastmaster Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toastmaster Inc. at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

March 16, 1999
Kansas City, Missouri

                                TOASTMASTER INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                  1998           1997
  ASSETS

CURRENT ASSETS:
  Cash......................................................  $    173,088   $    178,030
  Accounts receivable, less allowances for doubtful
     accounts, sales discounts, and returns of $3,723,000 in
     1998 and $2,714,000 in 1997 (notes 3 and 7)............    41,950,447     42,396,253
  Inventories (notes 2 and 3)...............................    38,667,753     31,825,621
  Prepaid expenses and other current assets.................     2,076,524      2,144,645
  Income taxes receivable...................................     2,505,787      4,070,503
                                                              ------------   ------------
          Total current assets..............................    85,373,599     80,615,052
                                                              ------------   ------------
PROPERTY, PLANT, AND EQUIPMENT, AT COST (NOTE 3):
  Land......................................................       927,584        927,584
  Buildings.................................................    10,599,793      9,884,855
  Machinery and equipment...................................    38,748,529     45,660,717
                                                              ------------   ------------
                                                                50,275,906     56,473,156
  Less accumulated depreciation.............................    33,874,758     37,210,559
                                                              ------------   ------------
          Net property, plant, and equipment................    16,401,148     19,262,597
                                                              ------------   ------------
Goodwill, net of accumulated amortization of $1,395,812 in
  1998 and $1,283,192 in 1997...............................     3,152,879      3,265,499
Other assets................................................     3,219,125      3,148,340
                                                              ------------   ------------
                                                              $108,146,751    106,291,488
                                                              ============   ============

  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current installments of long-term debt (note 3)...........  $  3,694,031      2,104,149
  Accounts payable..........................................     4,134,150      4,382,729
  Accrued advertising.......................................     3,369,132      2,528,768
  Accrued warranty and product liability....................     4,971,660      4,630,160
  Accrued vacation..........................................     1,137,235      1,161,698
  Other accrued liabilities.................................     4,729,538      4,616,748
  Deferred income taxes (note 4)............................       400,010      1,455,992
                                                              ------------   ------------
          Total current liabilities.........................    22,435,756     20,880,244
Long-term debt, excluding current installments (note 3).....    49,686,015     42,597,072
Deferred income taxes (note 4)..............................       745,921        800,607
Other liabilities...........................................       839,418        695,448
                                                              ------------   ------------
          Total liabilities.................................    73,707,110     64,973,371
                                                              ------------   ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, note issued................................            --             --
  Common stock, $.10 par value; 20,000,000 shares
     authorized, 7,596,775 shares issued....................       759,677        759,677
  Additional paid-in capital................................    25,339,958     25,343,543
  Retained earnings.........................................     9,000,537     15,877,723
  Accumulated other comprehensive income....................      (429,348)      (375,311)
                                                              ------------   ------------
                                                                34,670,824     41,605,632
  Treasury stock, at cost, 43,525 shares in 1998 and 57,325
     shares in 1997.........................................      (231,183)      (287,515)
                                                              ------------   ------------
          Total stockholders' equity........................    34,439,641     41,318,117
COMMITMENT AND CONTINGENCIES (note 6)
                                                              ------------   ------------
                                                              $108,146,751   $106,291,488
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                                TOASTMASTER INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                         1998           1997           1996
Net sales..........................................  $146,091,426   $154,346,785   $163,049,140
Cost of sales (note 9).............................   126,020,417    125,464,731    142,458,084
                                                     ------------   ------------   ------------
          Gross profit.............................    20,071,009     28,882,054     20,591,056
Selling, general, and administrative expenses......    23,401,897     22,669,161     23,640,864
                                                     ------------   ------------   ------------
          Operating income (loss)..................    (3,330,888)     6,212,893     (3,049,808)
Other expense -- interest..........................     4,128,632      4,062,561      4,392,994
Other income -- interest...........................        31,318        638,669         32,247
                                                     ------------   ------------   ------------
          Income (loss) before income taxes........    (7,428,202)     2,789,001     (7,410,555)
Income tax expense (benefit) (note 4)..............    (1,009,145)       899,251     (2,719,913)
                                                     ------------   ------------   ------------
          Net income (loss)........................  $ (6,419,057)  $  1,889,750   $ (4,690,642)
                                                     ============   ============   ============
Basic and diluted earnings (loss) per common
  share............................................  $      (0.85)  $       0.25   $      (0.62)
                                                     ============   ============   ============
Weighted average shares used in computation:
  Basic earnings per common share..................     7,547,743      7,538,455      7,538,250
  Diluted earnings per common share................     7,547,743      7,545,794      7,538,250
                                                     ============   ============   ============

          See Accompanying Notes to Consolidated Financial Statements.

                                TOASTMASTER INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                           1998          1997          1996
Common stock -- beginning and end of year.............  $   759,677   $   759,677   $   759,677
                                                        -----------   -----------   -----------
Additional paid-in capital:
  Beginning of year...................................   25,343,543    25,339,958    25,339,958
  Sale of 13,800 and 1,200 shares of treasury stock...       (3,585)        3,585            --
                                                        -----------   -----------   -----------
  End of year.........................................   25,339,958    25,343,543    25,339,958
                                                        -----------   -----------   -----------
Retained earnings:
  Beginning of year...................................   15,877,723    14,591,056    19,885,776
  Net income (loss)...................................   (6,419,057)    1,889,750    (4,690,642)
  Cash dividends ($.06, $.08 and $.08 per share)......     (458,129)     (603,083)     (604,078)
                                                        -----------   -----------   -----------
  End of year.........................................    9,000,537    15,877,723    14,591,056
                                                        -----------   -----------   -----------
Accumulated other comprehensive income:
  Beginning of year...................................     (375,311)     (238,987)     (275,727)
  Other comprehensive income (loss)...................      (54,037)     (136,324)       36,740
                                                        -----------   -----------   -----------
  End of year.........................................     (429,348)     (375,311)     (238,987)
                                                        -----------   -----------   -----------
Treasury stock:
  Beginning of year...................................     (287,515)     (288,054)     (288,054)
  Sale of 13,800 and 1,200 shares of treasury stock...       56,332           539            --
                                                        -----------   -----------   -----------
  End of year.........................................     (231,183)     (287,515)     (288,054)
                                                        -----------   -----------   -----------
          Total -- end of year........................  $34,439,641   $41,318,117   $40,163,650
                                                        ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                                TOASTMASTER INC.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                            1998          1997         1996
Net income (loss)......................................  $(6,419,057)  $1,889,750   $(4,690,642)
                                                         -----------   ----------   -----------
Other comprehensive income, net of tax:
  Minimum pension liability adjustment, net of tax
     expense (benefit) of $11,040, $(82,616), and
     $25,418, in 1998, 1997, and 1996, respectively
     (note 5)..........................................       17,268     (129,533)       39,757
  Foreign currency translation adjustments, net of tax
     benefit of $(45,588), $(4,341), and $(1,929) in
     1998, 1997, and 1996, respectively................      (71,305)      (6,791)       (3,017)
                                                         -----------   ----------   -----------
     Other comprehensive income (loss).................      (54,037)    (136,324)       36,740
                                                         -----------   ----------   -----------
          Comprehensive income (loss)..................  $(6,473,094)  $1,753,426   $(4,653,902)
                                                         ===========   ==========   ===========

          See Accompanying Notes to Consolidated Financial Statements.

                                TOASTMASTER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                      1998            1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................  $  (6,419,057)  $   1,889,750   $  (4,690,642)
                                                  -------------   -------------   -------------
  Adjustments to reconcile net income (loss) to
     net cash from operating activities:
     Depreciation and amortization..............      3,891,869       3,621,668       4,148,456
     (Gain) loss on sale of property, plant, and
       equipment................................         63,612         (25,209)        (13,671)
     Deferred income taxes......................     (1,120,382)      4,029,737      (1,933,677)
     Restructuring charge.......................             --         122,547       7,600,000
     Changes in assets and liabilities:
       Accounts receivable......................        445,806         307,592      21,800,263
       Inventories..............................     (6,842,132)      1,797,453      (1,137,300)
       Prepaid expenses and other current
          assets................................         68,121      (1,350,541)       (207,460)
       Other assets.............................        (70,785)       (120,081)        (65,033)
       Accounts payable.........................       (248,579)        627,598      (2,188,267)
       Accrued advertising and other current
          liabilities...........................      1,441,143        (513,815)     (2,475,806)
       Income taxes.............................      1,564,716      (3,302,075)     (2,109,089)
                                                  -------------   -------------   -------------
          Total adjustments.....................       (806,611)      5,194,874      23,418,416
                                                  -------------   -------------   -------------
          Net cash flows (used in) provided by
            operating activities................     (7,225,668)      7,084,624      18,727,774
                                                  -------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment...     (1,670,756)     (4,372,380)     (4,484,999)
  Proceeds from sale of property, plant, and
     equipment..................................        689,344          28,567          29,895
                                                  -------------   -------------   -------------
          Net cash flows used in investing
            activities..........................       (981,412)     (4,343,813)     (4,455,104)
                                                  -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving credit agreements.....    161,781,588     155,588,324     172,649,840
  Repayments of revolving credit agreements.....   (151,060,109)   (155,505,295)   (188,213,335)
  Proceeds from long-term debt..................         64,168              --       4,119,052
  Repayments of long-term debt..................     (2,106,822)     (2,137,526)     (2,165,933)
  Dividends on common stock.....................       (458,129)       (603,083)       (604,078)
  Sale of treasury stock........................         52,747           4,124              --
                                                  -------------   -------------   -------------
          Net cash flows provided by (used in)
            financing activities................      8,273,443      (2,653,456)    (14,214,454)
                                                  -------------   -------------   -------------
  Foreign currency translation adjustment.......        (71,305)         (6,791)         (3,017)
                                                  -------------   -------------   -------------
          Net (decrease) increase in cash.......         (4,942)         80,564          55,199
Cash at beginning of year.......................        178,030          97,466          42,269
                                                  -------------   -------------   -------------
Cash at end of year.............................  $     173,088   $     178,030   $      97,468
                                                  =============   =============   =============
Cash paid during the year for:
  Interest......................................  $   4,019,000   $   3,996,000   $   4,393,000
  Income taxes..................................             --         222,000       1,323,000
                                                  =============   =============   =============

          See Accompanying Notes to Consolidated Financial Statements.

                                TOASTMASTER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1997, AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Financial Statement Presentation

     The consolidated financial statements include the accounts of Toastmaster Inc. and its wholly-owned subsidiary, Toastmaster de Mexico S.A. de C.V., referred to collectively herein as the (Company). All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

  (b) Operations

     The Company manufactures small electrical kitchen and household appliances and time products sold under the Toastmaster(R) and Ingraham(R) labels. The Company has manufacturing facilities in Missouri and North Carolina. Although the Company has long-established relationships with many of its customers, the Company does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

     The Company recognizes sales revenue when products are shipped. Net sales reflect a reduction of amounts related to product returns, sales discount programs, outbound freight, and certain allowances for advertising, the latter of which are accounted for by certain competitors as "advertising" expense. The Company views these amounts as price reductions, thereby reducing net sales and lowering gross profits, as well as selling, general, and administrative expense.

  (c) Inventories

     Inventories are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market.

  (d) Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost of acquisition or construction. Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized as additions to the appropriate asset accounts. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reported in the consolidated statements of operations.

  (e) Depreciation

     The Company depreciates property, plant, and equipment over the useful lives of the various assets which range from three to forty years, using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

  (f) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in income in the period that includes the tax rate change.

                                TOASTMASTER INC.

  (g) Research and Development

     Research and development costs, which are included in selling, general, and administrative expenses, aggregated $439,000, $457,000, and $573,000 in 1998, 1997, and 1996, respectively.

  (h) Intangible Assets

     The excess of the cost of the acquisition of the Company over the estimated fair value of the net assets acquired (goodwill) is being amortized on a straight-line basis over forty years.

     Costs associated with obtaining financing arrangements are included in other assets and are being amortized over the term of the related borrowings.

  (i) Employee Benefit Plans

     The Company has noncontributory retirement plans covering salaried and hourly employees. The policy of the Company is to fund retirement costs in amounts sufficient to satisfy the minimum funding requirements under Employee Retirement Income Security Act (ERISA) guidelines.

  (j) Product Warranties

     The Company provides for estimated future costs that will be incurred under product warranties presently in force.

  (k) Self-insurance

     The Company maintains a self-insurance program for health claims and workers' compensation claims of all covered employees. The Company accrues estimated future costs that will be incurred for existing employee claims. The Company does not provide any postretirement health care benefits.

  (l) Product Liability Claims

     The Company is involved in product liability litigation arising in the normal course of business and purchases product liability insurance coverage. A liability is recognized for product liability claims when payment for such claims is determined to be probable and the amount can be reasonably estimated, after consideration of the applicable insurance coverages and deductibles.

  (m) Fair Value of Financial Instruments

     Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could effect the estimates. The fair market value of the Company's financial instruments approximates the carrying value.

  (n) Foreign Currency Translation

     Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. The net exchange differences resulting from these translations are reported in stockholders' equity. Revenues and expenses are translated at average rates for the year. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net losses resulting from foreign currency transactions were $1,134,000, $269,000, and $64,000 in 1998, 1997, and 1996,
respectively.

                                TOASTMASTER INC.

  (o) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (p) Advertising Costs

     Advertising costs are expensed as incurred and amounted to $6,661,000, $7,714,000, and $8,491,000 in 1998, 1997, and 1996, respectively.

  (q) Stock Option Plans

     The Company records stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and later years as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the accounting provisions of APB Opinion No. 25 and provide the pro forma disclosures under SFAS No. 123.

  (r) Earnings Per Common Share

     Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

     For the years ended December 31, 1998, 1997, and 1996, there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net income (loss) of the Company. For the years ended December 31, 1998, 1997, and 1996, the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (7,547,743 shares -- 1998, 7,538,455 shares -- 1997, 7,538,250 shares -- 1996). The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation. In years with net income, the denominator is increased to reflect the potential dilution under the treasury stock method of the outstanding stock options (41,918 shares in 1998, 7,339 shares in 1997, and 0 shares in 1996). The number of outstanding shares used in the diluted earnings (loss) per share computation is not increased for stock options in years with net losses because their inclusion would be antidilutive.

  (s) Comprehensive Income

     On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires the Company's change in the minimum pension liability and the foreign

                                TOASTMASTER INC.

currency translation adjustments to be included in other comprehensive income. Prior years' financial statements have been reclassified to conform to these requirements.

(2) INVENTORIES

     A summary of inventories is as follows:

                                                                1998          1997
Raw materials..............................................  $ 5,369,193   $ 5,143,145
Work-in-process............................................    1,759,148     1,813,409
Finished goods.............................................   31,539,412    24,869,067
                                                             -----------   -----------
          Total............................................  $38,667,753   $31,825,621
                                                             ===========   ===========

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories at December 31, 1998 and 1997 would have been approximately $214,000 and $652,000 higher than reported. Net income (loss) for the years ended December 31, 1998 and 1997 would have been approximately $289,000 and $738,000 lower (higher) than reported and net loss for the year ended December 31, 1996 would have been approximately $71,000 higher than reported.

     During 1997 and 1996, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of goods sold in 1997 and 1996, thus reducing cost of goods sold by $114,000 and $344,000, respectively, below the amount that would have resulted from liquidating inventory recorded at December 31, 1997 and 1996 prices, respectively.

(3) LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                                                1998          1997
Borrowings under revolving credit agreements...............  $46,008,099   $35,286,620
Term note, monthly payments of $154,762 plus interest,
  balance of $1,798,000 due in November 2001...............    5,511,902     7,369,046
Other......................................................    1,860,045     2,045,555
                                                             -----------   -----------
          Total long-term debt.............................   53,380,046    44,701,221
Less current portion.......................................    3,694,031     2,104,149
                                                             -----------   -----------
                                                             $49,686,015   $42,597,072
                                                             ===========   ===========

     The borrowings under the revolving credit and term loan agreement were paid off in January 1999 (note 11).

     The Company had a revolving credit and term loan agreement which expires in November 2001. The agreement, as modified, provided for borrowings of up to $85,000,000 (including the balance of the term loan) from June 1 through January 31 or $60,000,000 from February 1 through May 31, or eligible accounts receivable and inventory, as described therein.

     Borrowings under the revolving credit agreement generally bore interest at prime plus .75% (8.5% at December 31, 1998), with the option to elect the London Interbank Offering Rate (LIBOR) plus 1.75% (7.37875% at December 31, 1998). The Company had borrowings of $46,008,099 at December 31, 1998 under the LIBOR option. The Company could elect to pay interest on a specified amount of borrowings (not less than $4,000,000 or more than $12,000,000) at a fixed rate based on the U.S. treasury note yield to maturity plus 2.5%. The interest period for any fixed rate loan was not less than one year.

                                TOASTMASTER INC.

     At December 31, 1998, the Company had borrowed $5,511,902 under the term loan provisions of the agreement, $211,902 of which bore interest at 8.75% and $5,300,000 of which bore interest at 7.46938%.

     The annual interest rate on any loan under the agreement could not be less than 5%. The Company also paid a 1/2% annual fee, paid monthly on the unused portion of the revolving credit agreement. Advances under the revolving credit agreement were secured by accounts receivable, inventory, and property, plant, and equipment. The agreement contained restrictions as to maintenance of net worth and certain financial ratios, minimum levels of income and working capital, payment of cash dividends or purchases of treasury stock, additions to property, plant, and equipment, and incurrence of additional indebtedness.

     Aggregate long-term debt maturities at December 31, 1998, including the revolving credit agreement which expires in 2001, were as follows:

YEAR                                                        AMOUNT
1999....................................................  $ 3,694,031
2000....................................................    1,880,301
2001....................................................   47,805,714
                                                          -----------
                                                          $53,380,046
                                                          ===========

     The Company has obtained guarantees for letters of credit, primarily for importing purposes, up to $8,000,000. Outstanding letters of credit at December 31, 1998 and 1997 aggregated approximately $1,545,000 and $982,000, respectively.

     The fair market value of the Company's revolver and term notes approximated their carrying value at December 31, 1998. Other long-term debt with a carrying amount of $1,860,045 had a fair value of $1,944,000 at December 31, 1998.

(4) INCOME TAXES

     The components of income tax expense (benefit) are shown below:

                                                   1998          1997          1996
Current:
  Federal.....................................  $   139,257   $(2,903,272)  $  (735,825)
  State.......................................      (28,020)     (237,297)      (72,774)
                                                -----------   -----------   -----------
          Total current.......................      111,237    (3,140,569)     (808,599)
                                                -----------   -----------   -----------
Deferred:
  Federal.....................................   (1,018,285)    3,727,294    (1,757,303)
  State.......................................     (102,097)      312,526      (154,011)
                                                -----------   -----------   -----------
          Total deferred......................   (1,120,382)    4,039,820    (1,911,314)
                                                -----------   -----------   -----------
          Total income tax expense
            (benefit).........................  $(1,009,145)  $   899,251   $(2,719,913)
                                                ===========   ===========   ===========

     The Company generated a net operating loss for tax return purposes during 1998. Due to a law change, this net operating loss may only be carried back two years, 1996 and 1997. Both of these years also generated net tax operating losses and, therefore, the net operating loss from the current year must be carried forward. These losses expire in the year 2018. As discussed in note 11, in January 1999 the Company was acquired, resulting in a change of ownership that limits future utilization of the net operating losses. These losses will be limited in their usage to the lesser of approximately $2,500,000 per

                                TOASTMASTER INC.

year, or the amount of taxable income that the Company contributes to the acquirer's net taxable income in future years.

     The actual income tax expense (benefit) differs from the expected expense (benefit) computed by applying the statutory federal rate of 34% to pretax income (loss) for the following reasons:

                                                    1998         1997         1996
Computed "expected" expense (benefit)..........  $(2,525,589)  $ 948,260   $(2,519,589)
Amortization of goodwill.......................       38,291      38,291        38,291
State income tax expense (benefit), net........      (85,877)     49,651      (112,702)
(Income) loss of foreign subsidiary............       75,820    (138,720)      (79,214)
Other..........................................      (87,576)      1,769       (46,699)
Net operating loss.............................    1,575,786          --            --
                                                 -----------   ---------   -----------
          Actual income tax expense
            (benefit)..........................  $(1,009,145)  $ 899,251   $(2,719,913)
                                                 ===========   =========   ===========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                                1998          1997
Deferred income tax assets:
  Inventories..............................................  $ 1,034,340   $ 1,102,290
  Accrued liabilities......................................    2,077,887     2,082,141
  Net operating loss.......................................    1,575,786            --
  Other....................................................      456,182       348,998
                                                             -----------   -----------
          Total gross deferred assets......................    5,144,195     3,533,429
  Valuation allowance......................................   (1,575,786)           --
                                                             -----------   -----------
          Net deferred assets..............................    3,568,409     3,533,429
                                                             -----------   -----------
Deferred income tax liabilities:
  Property, plant, and equipment...........................     (752,300)     (800,607)
  Inventories..............................................   (3,242,483)   (3,389,671)
  Allowances for doubtful accounts, sales discounts, and
     returns...............................................     (523,117)   (1,393,652)
  Interest receivable......................................     (196,440)     (206,098)
                                                             -----------   -----------
          Total gross deferred liabilities.................   (4,714,340)   (5,790,028)
                                                             -----------   -----------
          Net deferred tax liability.......................  $(1,145,931)  $(2,256,599)
                                                             ===========   ===========

     A valuation allowance of $1,575,786 for certain deferred tax assets was established at December 31, 1998.

(5) EMPLOYEE BENEFIT PLANS

     Substantially all of the Company's employees are covered by two defined benefit pension plans. The plans' assets consist of a balanced portfolio of investments in money market, common stock, bond, and real estate funds. Effective December 31, 1998, the Company adopted SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits.The disclosures required by SFAS No. 132 supersede previous disclosure requirements without affecting measurement or recognition criteria. Accordingly, all

                                TOASTMASTER INC.

disclosures for prior periods shown below have been revised to conform to the disclosure requirements of SFAS No. 132:

                                                                1998          1997
Change in benefit obligation:
  Benefit obligation at beginning of year..................  $10,128,711   $ 8,384,636
  Service cost.............................................      695,837       632,271
  Interest cost............................................      786,703       675,117
  Actuarial loss...........................................      665,283       949,543
  Benefits paid and expenses...............................     (687,154)     (512,856)
                                                             -----------   -----------
  Benefit obligation at end of year........................  $11,589,380   $10,128,711
                                                             ===========   ===========
Change in plan assets:
  Fair value of plan assets at beginning of year...........  $ 9,119,571   $ 7,564,007
  Actual return on plan assets.............................    1,565,491     1,244,075
  Employer contribution....................................      824,022       824,345
  Benefits paid from plan assets...........................     (576,247)     (346,532)
  Expenses.................................................     (125,085)     (166,324)
                                                             -----------   -----------
  Fair value of plan assets at end of year.................  $10,807,752   $ 9,119,571
                                                             ===========   ===========
Funded status..............................................  $  (781,628)  $(1,009,140)
Unrecognized net actuarial loss............................      157,933       236,418
Unrecognized transitional asset............................     (248,654)     (323,288)
Unrecognized prior service cost............................        8,038         9,728
Additional pension liability in excess of unrecognized
  prior service cost.......................................     (537,273)     (565,817)
                                                             -----------   -----------
  Accrued pension cost recorded in other accrued
     liabilities in the accompanying consolidated balance
     sheets................................................  $(1,401,584)  $(1,652,099)
                                                             ===========   ===========
  Weighted average assumptions as of December 31:
     Discount rate.........................................          7.0%          7.0%
     Rate of increase in compensation......................          5.0           5.0
     Expected return on plan assets........................          9.0           9.0
                                                             ===========   ===========

                                                   1998          1997          1996
Components of net periodic benefit cost:
  Service cost -- benefits earned during the
     year.....................................  $   695,837   $   632,271   $   555,874
  Interest cost on projected benefit
     obligation...............................      786,703       675,117       612,287
  Actuarial return on plan assets.............   (1,565,491)   (1,244,075)     (788,136)
  Net amortization and deferral...............      685,001       493,786       124,964
                                                -----------   -----------   -----------
          Net pension cost....................  $   602,050   $   557,099   $   504,989
                                                ===========   ===========   ===========

     Under the requirements of SFAS No. 87, Employers' Accounting for Pensions, an additional minimum pension liability for one plan, representing the excess of accumulated benefits over plan assets and accrued pension costs, was recognized at December 31, 1998 and 1997. A corresponding amount of $(6,861) and $(9,603) was recognized as an intangible asset at December 31, 1998 and 1997 to the extent of unrecognized prior service cost and unrecognized transition obligation, with the balance recorded as a separate reduction of stockholders' equity, net of the deferred tax effect.

                                TOASTMASTER INC.

     The Company has a cash incentive program for certain key employees. Under the terms of the plan, cash awards are made based upon the achievement of certain corporate and individual performance goals. Awards in total are limited to not more than 5% of the Company's earnings before interest and taxes. No awards were earned under the program in 1998, 1997, or 1996.

     The Company maintains a defined contribution savings plan covering substantially all employees. The plan is funded through employee and voluntary employer contributions. The Company accrued contributions of $130,000, $140,000, and $140,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

     The Company has adopted an incentive stock option plan (the ISO Plan), a Nonemployee Director Stock Option Plan (the Directors' Plan) and a Non-Statutory Stock Option Plan (the Non-Statutory Plan). Under the ISO Plan, options to acquire a total of 111,000 shares of the Company's common stock were granted to certain employees, 46,000 in 1993, 52,500 in 1994, and 12,500 in 1997. The
options vest over five years, with 20% cumulative vesting each year, and expire six years after the date of grant. The options granted in 1997 allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. In 1997, the exercise price and exercise period for options granted in 1993 and 1994 and still held by active employees were amended. The exercise price was reduced to $3.4375 per share, which was the fair market value of the stock on the effective date of the amendment, and the exercise period was extended an additional year to six years. Under the Directors' Plan, options to acquire a total of 15,000 shares of common stock were granted to nonemployee directors in 1993. The options vested immediately and allowed the holders to acquire stock for $7.375 per share, which was the fair market value of the stock when the options were granted. The 1993 options expired in 1998. Also under the Directors' Plan, options to acquire a total of 15,000 additional shares of common stock were granted to nonemployee directors in 1997. The options vest immediately, expire five years after the date of grant, and allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. At December 31, 1998 and 1997, there were options on 86,000 shares and 93,000 shares outstanding, respectively, of which 59,700 shares and 55,700 shares, respectively, are exercisable under the ISO Plan. At December 31, 1998, there were options on 15,000 shares outstanding and exercisable at $3.4375 per share under the Directors' Plan. At December 31, 1997, there were options on 30,000 shares outstanding and exercisable (15,000 at $3.4375 per share and 15,000 at $7.375 per share) under the Directors' Plan. No options have been granted under the Non-Statutory Plan.

     In 1994, the Company adopted a supplemental executive retirement plan
(SERP) for certain officers of the Company who were unable to participate in the Company's qualified defined benefit plan beginning January 1, 1989, because of changes in the tax laws which imposed certain antidiscrimination requirements upon qualified plans. The SERP provides for a normal retirement benefit for each of the officers. Early retirement benefits under the SERP would be actuarially adjusted to reflect the earlier commencement of the benefit. The SERP is funded by the purchase of life insurance policies to be held in trust. The Company reimburses the participants for the current tax recognition resulting from insurance policy purchases. The respective costs are being amortized over a five-year vesting employment period of the participants. The expense for this plan was approximately $434,000, $407,000, and $401,000 for 1998, 1997, and
1996, respectively. The SERP benefits were accelerated in January 1999 (see note
11).

(6) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company leases certain equipment under operating lease agreements. Rent expense was approximately $1,202,000, $1,250,000, and $1,139,000 for the years ended December 31, 1998, 1997, and 1996.

                                TOASTMASTER INC.

     Future lease commitments under long-term noncancelable operating leases are as follows:

YEAR                                                         AMOUNT
1999.....................................................  $  713,000
2000.....................................................     574,000
2001.....................................................     489,000
2002.....................................................     461,000
2003.....................................................     398,000
Thereafter...............................................     163,000
                                                           ----------
                                                           $2,798,000
                                                           ==========

     It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1999.

  (b) Contingencies

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

     The Company is a party to environmental proceedings at two sites and is investigating the need for remediation at two additional facilities of the Company. The Company has accrued approximately $300,000 for the anticipated future costs of investigation and remediation. Although such costs could exceed that amount, the Company believes that any such excess will not have a material impact on the Company's financial position or results of operations.

(7) CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

     One customer accounted for approximately 32%, 27%, and 27% of net sales for the years ended December 31, 1998, 1997, and 1996, respectively. As of December 31, 1998, accounts receivable from a single customer comprised 24% of total accounts receivable, and accounts receivable denominated in foreign currencies amounted to approximately $4.3 million.

     Income (loss) before income taxes attributable to Toastmaster de Mexico S.A. de C.V. amounted to $(223,000) in 1998, $408,000 in 1997, and $236,000 in
1996.

                                TOASTMASTER INC.

(8) UNAUDITED QUARTERLY FINANCIAL DATA

     Unaudited quarterly financial data is as follows (amounts in thousands, except for per share data):

                                                                        QUARTER
                                                         -------------------------------------
                                                          FIRST    SECOND     THIRD    FOURTH
1998:
  Net sales............................................  $25,626   $29,441   $37,855   $53,169
  Gross profit.........................................    4,308     4,270     4,251     7,241
  Loss before income taxes.............................   (1,524)   (1,523)   (2,375)   (2,006)
  Net loss.............................................     (882)   (1,012)   (1,623)   (2,902)
  Basic and diluted loss per common share..............    (0.12)    (0.13)    (0.21)    (0.39)
                                                         =======   =======   =======   =======
1997:
  Net sales............................................  $26,315   $27,757   $44,209   $56,066
  Gross profit.........................................    4,134     4,967     8,639    11,142
  Income (loss) before income taxes....................   (1,782)   (1,131)    2,123     3,579
  Net income (loss)....................................   (1,141)     (712)    1,410     2,333
  Basic and diluted earnings (loss) per common share...    (0.15)    (0.09)     0.19      0.30
                                                         =======   =======   =======   =======
1996:
  Net sales............................................  $26,738   $32,634   $49,321   $54,356
  Gross profit.........................................    3,359     4,282     9,573     3,377
  Income (loss) before income taxes....................   (2,605)   (2,042)    1,481    (4,245)
  Net income (loss)....................................   (1,654)   (1,312)      950    (2,675)
  Basic and diluted earnings (loss) per common share...    (0.22)    (0.17)     0.13     (0.36)
                                                         =======   =======   =======   =======

(9) RESTRUCTURING

     The Company completed a restructuring of its product lines and operations in 1997. The Company disposed of its environmental products line and discontinued the production of certain kitchen countertop appliances and time products. The inventory and manufacturing equipment related to these products will be disposed of through normal channels of distribution and sale and abandonment, respectively.

     Restructuring charges incurred in the fourth quarter of 1996 consisted of inventory valuation charges of $5,666,000, anticipated losses on the disposal of fixed assets of $1,684,000, and accrued expenses of $250,000. Total restructuring charges in 1996 amounted to $7,600,000 before income taxes and are recorded in cost of sales.

     Additional restructuring charges of $123,000 were incurred in 1997 for anticipated losses on the disposal of fixed assets and are recorded in cost of sales. At December 31, 1998 and 1997, accrued restructuring expense amounted to $0 and $127,000, respectively.

(10) ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for 1997 awards and amendments under these plans consistent with the methodology presented in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss for 1998 would have been increased by approximately $41,000 or $0.01 for basic and diluted earnings per common share, and net income for 1997 would have been reduced by approximately $47,500 or $0.01 for basic and diluted earnings per common share. The fair value of the

                                TOASTMASTER INC.

options granted and amended during 1997 is estimated at values ranging from $0.39 to $1.11 on the dates of grant or amendment using the Black-Scholes option-pricing model with the following assumptions: dividend rate of $0.02 per share, volatility of 36.60% risk-free interest rate ranging between 5.39% and 6.23%, and an expected life ranging between 0.5 and 3.5 years.

     Pro forma net income reflects only options granted or amended since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period, and compensation cost for options granted prior to January 1, 1995 is not considered.

(11) SUBSEQUENT EVENTS

     On January 7, 1999, Salton, Inc. (Salton) completed the purchase of all outstanding common stock of the Company for $7.00 per share. Salton also assumed the assets and liabilities of the Company, and subsequently paid off the borrowings under the revolving credit agreements (note 3).

     The Company was obligated for severance pay and accelerated retirement benefits upon a change in controlling ownership under certain contractual agreements with executive officers. Those obligations aggregated $2,511,235 and were paid in January and February 1999, and will be recorded by the Company as 1999 transactions.

     The Company continues to operate as a wholly-owned subsidiary of Salton.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            , 1999

                                 [SALTON LOGO]

                                  SALTON, INC.

                             SHARES OF COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                          ----------------------------

                          DONALDSON, LUFKIN & JENRETTE

                            PAINEWEBBER INCORPORATED

                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Salton have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until 25 days after the date of this prospectus, all dealers, whether or not participating in this offering, that effect transaction in these securities may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the offering described in this registration statement. All of such amounts (except the SEC registration fee and the New York Stock Exchange listing fee) are estimated.

                                                              AMOUNT
SEC registration fee........................................  $  *
NASD filing fee.............................................     *
New York Stock Exchange listing fee.........................     *
Printing expenses...........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................     *
                                                              =======

-------------------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a part to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Restated Certificate of Incorporation (the "Certificate") provides that Salton's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant's Certificate further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of Salton are covered under directors' and officers' liability insurance policies maintained by Salton.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or to be filed by amendment:

        EXHIBIT
         NUMBER                                  DESCRIPTION
          *1.1           -- Form of Underwriting Agreement.
          *5.1           -- Opinion of Sonnenschein Nath & Rosenthal.
          23.1           -- Consent of Independent Auditors -- Deloitte & Touche LLP.
         *23.2           -- Consent of Sonnenschein Nath & Rosenthal (included in
                            Exhibit 5.1).
          23.3           -- Consent of Independent Auditors -- KPMG LLP.
          24.1           -- Power of Attorney (included on page II-3).

-------------------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication to such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Salton, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 25th day of June, 1999.

                                            SALTON, INC.

                                            By:    /s/ LEONHARD DREIMANN
                                              ----------------------------------
                                                      Leonhard Dreimann
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonhard Dreimann, William B. Rue, and David C. Sabin, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capabilities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 25th day of June, 1999.

                      SIGNATURE

                /s/ LEONHARD DREIMANN                  Chief Executive Officer and Director (Principal
-----------------------------------------------------    Executive Officer)
                  Leonhard Dreimann

                 /s/ WILLIAM B. RUE                    President and Chief Operating Officer
-----------------------------------------------------
                   William B. Rue

                /s/ JOHN E. THOMPSON                   Senior Vice President and Chief Financial Officer
-----------------------------------------------------    (Principal Accounting and Financial Officer)
                  John E. Thompson

                 /s/ DAVID C. SABIN                    Director
-----------------------------------------------------
                   David C. Sabin

                  /s/ FRANK DEVINE                     Director
-----------------------------------------------------
                    Frank Devine

                 /s/ BERT DOORNMALEN                   Director
-----------------------------------------------------
                   Bert Doornmalen

                                                       Director
-----------------------------------------------------
                 Robert A. Bergmann

                                                       Director
-----------------------------------------------------
                  Bruce G. Pollack

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
          *1.1           -- Form of Underwriting Agreement.
          *5.1           -- Opinion of Sonnenschein Nath & Rosenthal.
          23.1           -- Consent of Independent Auditors -- Deloitte & Touche LLP.
         *23.2           -- Consent of Sonnenschein Nath & Rosenthal (included in
                            Exhibit 5.1).
          23.3           -- Consent of Independent Auditors -- KPMG LLP.
          24.1           -- Power of Attorney (included on page II-3).

-------------------------

* To be filed by amendment.